PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 10, 1998)

                                  $125,000,000
                                                 AMERUS LIFE HOLDINGS, INC. LOGO
                           AMERUS LIFE HOLDINGS, INC.

                          6.95% SENIOR NOTES DUE 2005
                               ------------------

     The 6.95% Senior Notes due June 15, 2005 (the "Notes") of AmerUs Life Holdings, Inc. (the "Company") being offered hereby will mature on June 15, 2005. Interest on the Notes is payable semiannually on June 15 and December 15 of each year, commencing December 15, 1998. The Notes are not redeemable prior to maturity and are not entitled to any sinking fund. See "Description of Notes."

     The Notes will be represented by one or more global Notes registered in the name of the nominee of The Depository Trust Company ("DTC"), which will act as the depository. Interests in the global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. Settlement for the Notes will be made in immediately available funds. The Notes will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of Notes -- Same-Day Settlement and Payment."

                               ------------------

      SEE "RISK FACTORS" BEGINNING ON PAGE S-7 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 13 OF THE ACCOMPANYING PROSPECTUS FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE NOTES.

                               ------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
      RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================================================
                                       PRICE TO                  UNDERWRITING                PROCEEDS TO
                                      PUBLIC(1)                  DISCOUNT(2)                COMPANY(1)(3)
---------------------------------------------------------------------------------------------------------------
Per Note                               99.880%                      .625%                      99.255%
---------------------------------------------------------------------------------------------------------------
Total                                $124,850,000                  $781,250                  $124,068,750
===============================================================================================================

  (1) Plus accrued interest, if any, from June 16, 1998.

  (2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  (3) Before deduction of expenses payable by the Company estimated at $300,000.

                               ------------------

     The Notes are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York, on or about June 16, 1998, against payment therefor in immediately available funds.

                               ------------------

SALOMON SMITH BARNEY                                        GOLDMAN, SACHS & CO.
CHASE SECURITIES INC.                                 CREDIT SUISSE FIRST BOSTON

June 11, 1998

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                               ------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE IOWA COMMISSIONER OF INSURANCE NOR HAS THE IOWA COMMISSIONER OF INSURANCE RULED UPON THE ACCURACY OR ADEQUACY OF THE ACCOMPANYING PROSPECTUS (THE "PROSPECTUS") OR THIS PROSPECTUS SUPPLEMENT.
                               ------------------

     FOR NORTH CAROLINA INVESTORS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS SUCH COMMISSIONER RULED UPON THE ACCURACY OR THE ADEQUACY OF THE ACCOMPANYING PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT.
                               ------------------

     THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 PROVIDES A SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS. A NUMBER OF MATTERS AND SUBJECT AREAS DISCUSSED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS ARE NOT LIMITED TO HISTORICAL OR CURRENT FACTS AND DEAL WITH POTENTIAL FUTURE CIRCUMSTANCES AND DEVELOPMENTS. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED OR PROJECTED IN SUCH FORWARD LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING POSSIBILITIES:
(I) HEIGHTENED COMPETITION, INCLUDING THE ENTRY OF NEW COMPETITORS AND THE DEVELOPMENT OF NEW PRODUCTS BY COMPETITORS; (II) ADVERSE STATE AND FEDERAL LEGISLATION AND REGULATION, INCLUDING INCREASES IN MINIMUM CAPITAL AND RESERVES, AND OTHER FINANCIAL VIABILITY REQUIREMENTS AND ADDITIONAL REGULATIONS OF MUTUAL HOLDING COMPANIES; (III) FAILURE TO DEVELOP MULTIPLE DISTRIBUTION CHANNELS IN ORDER TO OBTAIN NEW CUSTOMERS OR FAILURE TO RETAIN EXISTING CUSTOMERS; (IV) INABILITY TO CARRY OUT MARKETING AND SALES PLANS, INCLUDING, AMONG OTHERS, CHANGES TO CERTAIN PRODUCTS AND ACCEPTANCE OF THE REVISED PRODUCTS IN THE MARKET; (V) LOSS OF KEY EXECUTIVES; (VI) CHANGES IN INTEREST RATES CAUSING A REDUCTION OF INVESTMENT INCOME; (VII) GENERAL ECONOMIC AND BUSINESS CONDITIONS WHICH ARE LESS FAVORABLE THAN EXPECTED; (VIII) UNANTICIPATED CHANGES IN INDUSTRY TRENDS; (IX) INACCURACIES IN ASSUMPTIONS REGARDING FUTURE MORBIDITY, PERSISTENCY, MORTALITY AND INTEREST RATES USED IN CALCULATING RESERVE AMOUNTS;
(X) ADVERSE CHANGES IN RATINGS ASSIGNED BY RATING AGENCIES; (XI) CHANGES IN TAX LAWS WHICH NEGATIVELY AFFECT DEMAND FOR THE COMPANY'S PRODUCTS; (XII) THE RISK FACTORS OR UNCERTAINTIES LISTED HEREIN OR LISTED FROM TIME TO TIME IN THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS OR ANY DOCUMENT INCORPORATED BY REFERENCE HEREIN; AND (XIII) WITH RESPECT TO COST SAVINGS THAT ARE EXPECTED TO BE REALIZED FROM, AND COSTS ASSOCIATED WITH, THE RECENT ACQUISITIONS OF DELTA LIFE CORPORATION ("DELTA") AND AMVESTORS FINANCIAL CORPORATION ("AMVESTORS"), THE FOLLOWING POSSIBILITIES: (A) THE EXPECTED COST SAVINGS TO BE REALIZED THROUGH COMBINING CERTAIN FUNCTIONS OF THE COMPANY, DELTA AND AMVESTORS TO ELIMINATE REDUNDANCIES AND BETTER SERVE THE COMBINED COMPANY'S CUSTOMERS, AND REDUCTIONS IN STAFF CANNOT BE FULLY REALIZED BECAUSE THE CHANGES ARE NOT MADE OR UNANTICIPATED ADDED COSTS ARE INCURRED; AND (B) COSTS OR DIFFICULTIES RELATED TO THE INTEGRATION OF

THE BUSINESSES OF DELTA AND AMVESTORS WITH THE COMPANY'S OTHER BUSINESSES ARE GREATER THAN EXPECTED. A VARIETY OF FACTORS COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE EXPECTED RESULTS EXPRESSED IN THE COMPANY'S FORWARD-LOOKING STATEMENTS, INCLUDING THOSE SET FORTH IN THE RISK FACTORS AND ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS OR THE DOCUMENTS INCORPORATED BY REFERENCE THEREIN.

                                  THE COMPANY

OVERVIEW

     The Company is an insurance holding company engaged through its subsidiaries in the business of marketing, underwriting and distributing a broad range of individual life insurance and annuity products to individuals and businesses in 49 states, the District of Columbia and the U.S. Virgin Islands. The Company's primary product offerings consist of whole life, universal life and term life insurance policies and fixed annuities. As of March 31, 1998, the Company had approximately 567,000 life insurance policies and annuity contracts outstanding and individual life insurance in force, net of reinsurance, of approximately $26.9 billion with life insurance reserves of $2.4 billion and annuity reserves of $5.9 billion. As of March 31, 1998, the Company had total assets of $10.4 billion and total shareholders' equity of $944.6 million. See "The Company," "Organizational Structure" and "Business" in the accompanying Prospectus for a more detailed description of the Company.

RECENT ACQUISITIONS

     The Company made two major acquisitions in 1997. The Company acquired Delta Life Corporation ("Delta") on October 23 for approximately $165 million in cash and AmVestors Financial Corporation ("AmVestors") on December 19 in a stock exchange valued at approximately $350 million. Both Delta and AmVestors specialize in the sale of fixed annuity products, thus strengthening the Company's presence in the rapidly growing asset accumulation and retirement savings markets. The acquisitions, along with the growth of AmerUs Life Insurance Company ("AmerUs Life"), increased the Company's assets from $4.4 billion at March 31, 1997 to $10.4 billion at March 31, 1998.

                              RECENT DEVELOPMENTS

REFINANCING PLAN

     On April 16, 1998, the Company announced a refinancing plan (the "Refinancing Plan") that includes this offering of Notes and an offering of up to $150 million of unit securities (the "Units") consisting of subordinated debt securities and a contract to purchase the Company's Class A Common Stock, no par value (the "Class A Common Stock") (the "Units Offering," and together with this offering of Notes, the "Offerings"). Proceeds from the Offerings will be used to repay the outstanding balance of $250 million on the Company's revolving bank debt (the "Bank Debt"), to partially fund a buyback of up to $75 million of the Company's Class A Common Stock (the "Stock Repurchase Plan") and for general corporate purposes.

     The Units Offering requires the approval of the Iowa Commissioner of Insurance (the "Commissioner"). On April 16, 1998, the Company filed an application to obtain such approval. The Commissioner held a hearing on May 27, 1998 to review the Company's application in respect of the Units Offering. If the Commissioner approves the Units Offering, the Company expects to commence the Units Offering as soon as practicable after obtaining such approval and any bank consents which may be required for the Units Offering. See "Risk Factors -- Uncertainties Regarding the Future Sale of Equity Securities."

RECENT RATINGS ACTIONS

     Certain ratings agencies have recently reviewed the ratings assigned to the Company and its life insurance subsidiaries. On April 14, 1998, Standard & Poor's Ratings Service reaffirmed its single-A insurer financial strength rating for AmerUs Life, while on May 1, 1998, Moody's Investors Service, Inc. ("Moody's") downgraded AmerUs Life's financial strength rating to A3 from A2. At the same time, Moody's reaffirmed the long-term credit ratings of the Company at Ba1 for the Company's junior subordinated debt and at Baa3 for the preferred stock rating of AmerUs Capital I and upgraded the insurance financial strength rating of AmVestor's subsidiary, American Investors Life Insurance Company, to Baal from Baa3. In addition, Moody's assigned an A3 insurance financial strength rating to Delta's life insurance subsidiary, Delta Life and Annuity Company. Moody's warned that the outlook on all the debt, preferred stock and insurance financial strength ratings remained negative, given the Company's aggressive strategy of rapid growth through acquisitions. See "Risk Factors -- Importance of Ratings" in the accompanying Prospectus.

                        SELECTED CONSOLIDATED FINANCIAL
                               AND OPERATING DATA

     The following table sets forth certain consolidated financial and operating data of the Company. The selected consolidated financial and operating data below for the three-month periods ended March 31, 1997 and 1998 are derived from unaudited interim financial statements of the Company incorporated by reference in the accompanying Prospectus. In the opinion of management, such unaudited interim financial statements include all adjustments (consisting only of normal recurring accruals) necessary for a fair, consistent presentation, in accordance with generally accepted accounting principles ("GAAP"), of such information. The selected consolidated financial and operating data for the three-months ended March 31, 1998 are not necessarily indicative of the Company's results for any future interim period or the entire year. During the fourth quarter of 1997, the Company acquired Delta and AmVestors in transactions that were accounted for using the purchase method of accounting. As a result, only the Consolidated Income Statement Data and the Consolidated Balance Sheet Data as of or for the three-month period ended March 31, 1998 include the results of Delta and AmVestors.

                                                                   AS OF OR FOR THE
                                                                  THREE MONTHS ENDED
                                                                MARCH 31, (UNAUDITED)
                                                                ----------------------
                                                                 1998(A)       1997
                                                                 -------       ----
                                                                (DOLLARS IN MILLIONS,
                                                                EXCEPT PER SHARE DATA)
CONSOLIDATED INCOME STATEMENT DATA:
Revenues:
  Insurance premiums........................................    $    17.3    $     8.2
  Product charges...........................................         16.4         11.2
  Net investment income.....................................        133.1         50.9
  Realized gains on investments.............................          6.2          5.2
  Contribution from the Closed Block........................          9.0          9.3
                                                                ---------    ---------
Total revenues..............................................        182.0         84.8
                                                                ---------    ---------
Benefits and expenses:
  Total policyowner benefits................................        107.3         45.5
  Total expenses............................................         36.2         16.1
  Dividends to policyowners.................................          0.3          0.1
                                                                ---------    ---------
Total benefits and expenses.................................        143.8         61.7
                                                                ---------    ---------
Income from operations......................................         38.2         23.1
Interest expense............................................          6.7          3.0
                                                                ---------    ---------
Income before income tax expense and equity in earnings of
  unconsolidated subsidiary.................................         31.5         20.1
Income tax expense..........................................         10.1          5.7
                                                                ---------    ---------
Income before equity in earnings of unconsolidated
  subsidiary................................................         21.4         14.4
Equity in earnings of unconsolidated subsidiary.............          0.4          0.2
                                                                ---------    ---------
Net income..................................................    $    21.8    $    14.6
                                                                =========    =========
Earnings per common share(B)................................
  Basic.....................................................    $    0.63    $    0.63
  Diluted...................................................         0.62         0.63
Dividends declared per common share.........................         0.10           --
Ratios of earnings to fixed charges(C)(D)...................         1.39x        2.11x

                                                                   AS OF OR FOR THE
                                                                  THREE MONTHS ENDED
                                                                MARCH 31, (UNAUDITED)
                                                                ----------------------
                                                                 1998(A)       1997
                                                                 -------       ----
                                                                (DOLLARS IN MILLIONS,
                                                                EXCEPT PER SHARE DATA)
CONSOLIDATED BALANCE SHEET DATA:
Total invested assets.......................................    $ 7,775.7    $ 2,864.1
Total assets................................................     10,354.9      4,412.0
Total liabilities...........................................      9,324.3      3,822.4
Company-obligated mandatorily redeemable preferred
  securities................................................         86.0         86.0
Total stockholders' equity(E)...............................        944.6        503.6
OTHER OPERATING DATA:
Adjusted operating income(F)................................    $    19.5    $    11.6
Adjusted operating income per common share (basic and
  diluted)(F)...............................................         0.56         0.50
Individual life insurance in force, net of reinsurance......       26,935       25,735
Life insurance reserves.....................................        2,369        2,065
Annuity reserves............................................        5,930        1,323
Number of employees.........................................          710          405
STATUTORY DATA:
Premiums and deposits:
  Individual life...........................................    $    84.9    $    81.6
  Annuities.................................................        173.7         12.4

---------------

(A) Consolidated Income Statement Data includes the results for Delta and AmVestors for the three-month period ended March 31, 1998, and Consolidated Balance Sheet Data includes period-end data for Delta and AmVestors as of March 31, 1998.

(B) Basic earnings per common share for the first quarter of 1998 is calculated using 29.73 million weighted average shares of Class A Common Stock and 5 million shares of Class B Common Stock outstanding. Diluted earnings per common share for the first quarter of 1998 is calculated using 29.83 million weighted average shares of Class A Common Stock and 5 million shares of Class B Common Stock outstanding. The basic and diluted earnings per common share for the first quarter of 1997 are calculated using 18.16 million shares of Class A Common Stock and 5 million shares of Class B Common Stock outstanding.

(C) For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of income from operations before federal income taxes, fixed charges and pre-tax earnings required to cover preferred stock dividend requirements. "Fixed charges" consist of interest expense on debt and capital securities, amortization of debt expense and interest credited on deferred annuities.

(D) Since the Company currently has no preferred stock outstanding, the ratio of earnings to fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

(E) Amounts shown include the effects of reporting fixed maturity securities at fair value and recording the unrealized appreciation or depreciation on such securities as a component of stockholders' equity, net of tax and other adjustments. Such adjustments are in accordance with Statement of Financial Accounting Standards 115, "Accounting for Certain Investments in Debt and Equity Securities," which the Company adopted December 31, 1993.

(F) Adjusted operating income reflects net income adjusted to eliminate certain items (net of applicable income taxes) which management believes are not necessarily indicative of overall operating trends. For example, net realized capital gains or losses on investments, excluding gains or losses on convertible debt which are considered core earnings, are eliminated. Different items are likely to occur in each period presented and others may have different opinions as to which items may warrant adjustment. The adjusted operating income shown does not constitute net income computed in accordance with GAAP. See "Management's Discussion and Analysis of Results of Operations and Financial Condition-Adjusted Operating Income" in the accompanying Prospectus.

                                  RISK FACTORS

     The following risk factor supplements the risk factors contained in the accompanying Prospectus and should be read in connection with the risk factors contained therein.

UNCERTAINTIES REGARDING THE FUTURE SALE OF EQUITY SECURITIES

     The Company is an insurance holding company subject to regulation by the Iowa Insurance Division. Iowa law requires the prior approval of the Commissioner for the sale of any stock of the Company, including the Units Offering. While the Company has no reason to believe that the Commissioner will disapprove the Units Offering or any other sale of the Company's stock, there can be no assurance as to the Commissioner's approval of the Units Offering or any other subsequent offering of the Company's stock. The inability to obtain approval for the Units Offering from the Commissioner, or the failure to obtain any required bank consents, would adversely affect the Company's ability to complete its Refinancing Plan, including the complete repayment of Bank Debt. The inability to obtain approval for future offerings of the Company's stock would adversely impact the Company's ability to raise capital for mergers, acquisitions or other corporate purposes. Moreover, there can be no assurance that if the Company obtains the approval of the Commissioner to commence the Units Offering that such offering will be consummated.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes, estimated to be approximately $123.8 million (after deduction of underwriting discounts and estimated offering expenses), will be used by the Company to partially repay the $250 million of Bank Debt. In addition, the Company has made application with the Commissioner to issue up to $150 million of Units, the proceeds of which will be used to repay the remaining outstanding Bank Debt, to partially fund a stock repurchase of up to $75 million of the Company's Class A Common Stock and for general corporate purposes. The offering made hereby and the Units Offering are independent offerings and the consummation of either of the offerings is not conditioned upon the consummation of the other offering. There can be no assurance that the Units Offering will be consummated. See "Risk Factors" above. Upon completion of the Notes offering, the Company will retain an open secured line of credit under the Credit Agreement (as defined herein under "Description of Notes -- Certain Definitions Applicable to the Notes") in an amount not to exceed $150 million.

                                 CAPITALIZATION

     The following table summarizes the actual capitalization of the Company and its consolidated subsidiaries at March 31, 1998 and such capitalization adjusted on a pro forma basis to reflect the sale of the Notes offered hereby and an assumed application of the proceeds from such sale, after underwriting commissions and estimated expenses of this offering, to repay indebtedness. This table should be read in conjunction with the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1998 which is incorporated by reference in the accompanying Prospectus.

                                                                      MARCH 31, 1998
                                                                ---------------------------
                                                                              PRO FORMA FOR
                                                                              THE ISSUANCE
                                                                  ACTUAL      OF THE NOTES
                                                                ----------    -------------
                                                                      (IN THOUSANDS)
Commercial paper and notes payable:
  Bank Debt.................................................    $  266,341     $  141,341
  6.95% Senior Notes due 2005...............................            --        125,000
                                                                ----------     ----------
     Total Debt.............................................       266,341        266,341
  Capital Securities........................................        86,000         86,000
                                                                ----------     ----------
Shareholders' equity:
  Class A Common Stock......................................        29,735         29,735
  Class B Common Stock......................................         5,000          5,000
Accumulated other comprehensive income, net of deferred
  income taxes..............................................        54,099         54,099
Additional paid-in capital..................................       383,686        383,686
Retained earnings...........................................       472,108        472,108
                                                                ----------     ----------
Total shareholders' equity..................................       944,628        944,628
                                                                ----------     ----------
     Total capitalization...................................    $1,296,969     $1,296,969
                                                                ==========     ==========

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                             RESULTS OF OPERATIONS

     The information appearing below has been extracted from Management's Discussion and Analysis of Results of Operations and Financial Condition contained in the Company's Quarterly Report on Form 10-Q for the three-month period ended March 31, 1998 (which is incorporated by reference in the accompanying Prospectus) and should be read in conjunction with the more complete information contained therein.

RESULTS OF OPERATIONS -- FIRST QUARTER 1998 COMPARED TO FIRST QUARTER 1997

REVENUES

     Individual life and annuity premiums and product charges increased by $14.3 million, or 73.8%, to $33.6 million for the first quarter of 1998 from $19.3 million for the first quarter of 1997. Included in the 1998 increase were $6.3 million of insurance and annuity premiums and product charges from Delta and AmVestors. Insurance premiums increased by $9.1 million to $17.3 million for the first quarter of 1998 compared to $8.2 million for the first quarter of 1997. Included in the increased insurance premiums in 1998 was $2.0 million from the acquisitions. Traditional life insurance premiums increased by $5.6 million primarily as a result of growth in renewal premiums on traditional life insurance policies not included in the Closed Block (as defined in the accompanying Prospectus). Immediate annuity deposits and supplementary contract premiums were $3.5 million higher in 1998 than in 1997 with $1.8 million from the recent acquisitions of Delta and AmVestors and $1.7 million from increased immediate annuity and supplementary contract premium sales of AmerUs Life.

     Universal life product charges increased by $0.6 million for the first quarter of 1998 primarily due to increased cost of insurance charges as a result of the normal aging of the block of business.

     Annuity product charges for first quarter 1998 increased by $4.5 million from 1997 amounts. The increase includes $4.3 million of annuity product charges from Delta and AmVestors.

     Net investment income increased by $82.2 million to $133.1 million for first quarter 1998. Included in the 1998 increase in net investment income was $82.6 million of net investment income from Delta and AmVestors. The remaining $0.4 million decrease in net investment income was attributable to a decrease in average invested assets (excluding market value adjustments, the Closed Block and Delta and AmVestors) partially offset by an increase in effective yields on average invested assets. Average invested assets (excluding market value adjustments, the Closed Block and Delta and AmVestors) in the first quarter of 1998 decreased by $56.8 million from the first quarter of 1997, primarily as a result of the continued runoff of AmerUs Life's individual deferred annuity business. Effective May 1996, substantially all new sales of individual deferred annuities by AmerUs Life's distribution network have been made through the joint venture (the "Ameritas Joint Venture") with Ameritas Life Insurance Corp. pursuant to which AmerUs Life markets fixed annuities issued by Ameritas Variable Life Insurance Company ("AVLIC") and sells AVLIC's variable life insurance and variable annuity products. The effective yield on average invested assets (excluding market value adjustments, the Closed Block and Delta and AmVestors) increased from 7.22% for the first quarter of 1997 to 7.26% for the first quarter of 1998.

     Realized gains on investments were $6.2 million for the first quarter of 1998 compared to gains of $5.2 million for the first quarter of 1997. Included in the first quarter amounts were $1.9 million of gains from Delta and AmVestors.

THE CLOSED BLOCK

     The Closed Block was established on June 30, 1996. Insurance policies which had a dividend scale in effect as of June 30, 1996 were included in the Closed Block as defined in the accompanying Prospectus. The Closed Block was designed to provide reasonable assurance to owners of insurance policies included therein that, after the Company's reorganization, assets would be available to maintain the dividend scales and interest credits in effect prior to the Company's reorganization if the experience underlying such scales and credits continues.

     The contribution to the operating income of the Company from the Closed Block is reported as a single line item in the income statement. Accordingly, premiums, product charges, investment income, realized gains or losses on investments, policyowner benefits and dividends attributable to the Closed Block, less certain minor expenses including amortization of deferred policy acquisition costs, are shown as a net number under the caption "Contribution from the Closed Block." This results in material reductions in the respective line items in the income statement while having no effect on net income. The expenses associated with the administration of the policies included in the Closed Block and the renewal commissions on these policies are not charged against the Contribution from the Closed Block, but rather are grouped with underwriting, acquisition and insurance expenses. Also, all assets allocated to the Closed Block are grouped together and shown as a separate item entitled "Closed Block Assets." Likewise, all liabilities attributable to the Closed Block are combined and disclosed as "Closed Block Liabilities."

     The contribution from the Closed Block for the first quarter of 1998 was $9.0 million compared to $9.3 million for the same period in 1997.

     Closed Block insurance premiums decreased by $4.5 million to $50.4 million for the first quarter of 1998 compared to $54.9 million for the same period in 1997. Insurance policies which had a dividend scale in effect as of June 30, 1996 were included in the Closed Block. The decrease in insurance premiums reflects a reduction in the Closed Block's traditional life insurance business in force as a result of the lapse of such business. Similarly, the decrease in product charges on universal life policies included in the Closed Block is primarily the result of the reduction of such business in force.

     Net investment income for the Closed Block increased by $2.9 million to $29.2 million for the first quarter of 1998 compared to $26.3 million for the first quarter of 1997 due primarily to higher average invested assets (excluding market value adjustments) partially offset by lower effective yields. Average invested assets (excluding market value adjustments) increased by $125.6 million and average effective yields decreased by 19 basis points for the Closed Block.

     Realized gains on investments of the Closed Block were $0.9 million for the first quarter of 1998 compared to a $0.6 million realized loss for the same period in 1997.

     Closed Block policyowner benefits were $49.0 million for the first quarter of 1998 compared to $49.7 million a year ago. The decrease in benefits was largely the result of lower death benefits on the Closed Block policies.

     Insurance expenses for the Closed Block were $1.4 million for the first quarter of 1998 compared to $1.5 million for the first quarter of 1997. The decrease in expenses is the result of reduced premium taxes on such business due to the lower insurance premiums.

     The amortization of deferred policy acquisition costs for the Closed Block increased by $1.2 million to $8.0 million for the first quarter of 1998. Deferred policy acquisition costs are generally amortized in proportion to gross margins, including realized capital gains. Lower death benefits and increased realized capital gains in the first quarter of 1998, compared to the same period in 1997, contributed to higher gross margins in 1998 on those policies included in the Closed Block for which deferred costs are amortized, resulting in the increased amortization in 1998.

     Closed Block dividends to policyowners were $16.6 million for the first quarter of 1998 compared to $17.1 million for the same period in 1997.

POLICYOWNER BENEFITS

     Total policyowner benefits were $107.3 million for the first quarter of 1998 compared to $45.5 million for the first quarter of 1997, an increase of $61.8 million. Included in the first quarter 1998 amounts were $63.0 million of benefits of acquired companies primarily consisting of interest credited to deferred annuity account balances. Traditional life insurance benefits increased by $1.0 million in 1998 primarily due to the growth and aging of such business in force. Universal life insurance benefits were $1.3 million lower in 1998 primarily due to decreased death benefits as a result of lower mortality.

     Annuity benefits increased by $62.0 million for the first quarter of 1998 to $85.8 million compared to $23.8 million for the first quarter of 1997. Included in the first quarter 1998 annuity benefits were $62.0 million attributable to the recent acquisitions of Delta and AmVestors. AmerUs Life's annuity benefits were $23.8 million for both the first quarters of 1998 and 1997. Interest credited to AmerUs Life's policyowner account balances decreased by $1.8 million to $13.6 million for the first quarter of 1998 compared to $15.4 million for the same period in 1997. The weighted average crediting rate for AmerUs Life's individual deferred annuity liabilities decreased by 19 basis points from 5.48% for the first quarter of 1997 to 5.29% for the first quarter of 1998, and AmerUs Life's average deferred annuity liabilities decreased by $110.4 million from the first quarter of 1997 to the same period in 1998 also contributing to the lower credited amounts in 1998. Other annuity benefits for AmerUs Life increased by $1.8 million to $10.2 million for the first quarter of 1998 compared to $8.4 million for the first quarter of 1997, primarily as a result of increased immediate annuity and supplementary contract premium sales.

EXPENSES

     The Company's commission expense, net of deferrals, increased by $1.0 million to $3.1 million for the first quarter of 1998 compared to $2.1 million for the first quarter of 1997. Included in the increase is $0.4 million of commission expense, net of deferrals, from the recent acquisitions. Other underwriting, acquisition and insurance expenses, net of deferrals, increased by $16.0 million to $24.9 million for the first quarter of 1998. Included in the 1998 amounts is $15.7 million of expenses for the recently acquired companies, including $1.8 million of goodwill amortization and $6.7 million of amortization of value of business acquired. Excluding recently acquired companies, other underwriting, acquisition and insurance expenses, net of deferrals, increased by $0.3 million.

     The amortization of deferred policy acquisition costs increased by $3.1 million to $8.2 million in the first quarter of 1998 compared to $5.1 million in the first quarter of 1997. Deferred policy acquisition costs are generally amortized in proportion to gross margins, including realized capital gains. Lower death benefits and increased realized capital gains in the first quarter of 1998, compared to the first quarter of 1997, contributed to higher gross margins in 1998 on products for which deferred costs are amortized, resulting in the increased amortization in 1998.

INCOME FROM OPERATIONS

     Income from operations increased by $15.1 million to $38.2 million for the first quarter of 1998 compared to $23.1 million for the same period in 1997, with the recent acquisitions of Delta and AmVestors adding $12.2 million of income from operations during the first quarter of 1998. Improved product margins, in large part due to the result of better mortality, contributed to the remaining increase in income from operations in 1998.

INTEREST EXPENSE

     Interest expense increased by $3.7 million in the first quarter of 1998 to $6.7 million compared to $3.0 million for the first quarter of 1997. The increased interest expense in the first quarter of 1998 was due to increased interest expense on the capital securities issued by the Company on February 3, 1997 and increased interest expense on the revolving line of credit as a result of increased debt levels.

INCOME BEFORE INCOME TAX EXPENSE

     Income before income tax expense and equity in earnings of unconsolidated subsidiary increased by $11.4 million to $31.5 million for the first quarter of 1998 compared to $20.1 million for the first quarter of 1997, with the recent acquisitions of Delta and AmVestors adding $12.2 million to such income for the first quarter of 1998.

INCOME TAX EXPENSE

     Income tax expense increased by $4.4 million to $10.1 million for the first quarter of 1998 compared to $5.7 million for the same period of 1997. The increase in income tax expense was primarily due to the higher pre-tax income, including income from the recent acquisitions of Delta and AmVestors. The effective income tax rate for the first quarter of 1998 was 32.3% compared to 28.5% for the first quarter of 1997. The higher effective tax rate in 1998 was in part attributable to the non-deductibility of the amortization of goodwill resulting from the recent acquisitions. In addition, relatively similar amounts of tax credits in 1998 and 1997 had a greater impact on reducing the effective tax rate for the first quarter of 1997 due to the lower income in the first quarter of 1997.

NET INCOME

     Net income increased by $7.2 million to $21.8 million for the first quarter of 1998 compared to $14.6 million for the same period in 1997, with the recent acquisitions of Delta and AmVestors adding $6.8 million of net income for the first quarter of 1998.

                              DESCRIPTION OF NOTES

     The Notes are an issue of the Company's Senior Debt Securities (as described in the accompanying Prospectus as "Senior Indebtedness"). The following description of the terms of the Notes supplements the description of the Senior Indebtedness contained in the accompanying Prospectus, should be read in conjunction with the "Description of Debt Securities" contained in the accompanying Prospectus and is qualified in its entirety by reference to the terms and provisions of the Notes.

GENERAL

     The Notes are to be issued as a separate series under an indenture, to be dated as of June 16, 1998 (the "Senior Indenture"), between the Company and First Union National Bank, as trustee (the "Trustee"). Capitalized terms not otherwise defined in this Prospectus Supplement have the meanings given to them in the accompanying Prospectus and the Senior Indenture.

     The Notes will be limited to $125,000,000 in aggregate principal amount and will mature on June 15, 2005. The Notes will be unsecured and will rank pari passu with all other unsecured and unsubordinated obligations of the Company. At March 31, 1998, the Company had no unsecured and unsubordinated indebtedness outstanding. In addition, the Company's subsidiaries had $16.3 million of indebtedness outstanding at March 31, 1998, which would be structurally senior to the Notes. The Senior Indenture does not limit the aggregate amount of Senior Indebtedness that may be issued thereunder, nor does it limit the incurrence or issuance of other secured or unsecured debt of the Company or its subsidiaries. Senior Indebtedness may be issued from time to time in one or more series up to the aggregate amount from time to time authorized by the Company for each series.

     The Notes will bear interest at the rate per annum shown on the cover page of this Prospectus Supplement from June 16, 1998 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually in arrears on June 15 and December 15 of each year, commencing December 15, 1998 (each an "Interest Payment Date"), to the persons in whose names such Notes were registered at the close of business on the next preceding June 1 and December 1, whether or not a Business Day (as defined below) (each a "Regular Record Date"), respectively. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     Interest payable on a Note on any Interest Payment Date or at maturity shall be the amount of interest accrued from and including the next preceding Interest Payment Date in respect of which interest has been paid or provided for (or from and including June 16, 1998, if no interest has been paid or provided for with respect to such Note) to, but excluding, the Interest Payment Date or the date of maturity, as the case may be. If any Interest Payment Date or the maturity date of a Note falls on a day that is not a Business Day, the payment shall be made on the next Business Day as if it were made on the date such payment was due and, provided such payment is made on the next Business Day, no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or the maturity date, as the case may be. "Business Day" means any day, other than a Saturday, Sunday, legal holiday, or other day on which banks in The City of New York are required or authorized by law, regulation or executive order to close. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     The provisions of Article Four of the Indenture relating to defeasance and covenant defeasance, described in the accompanying Prospectus under "Description of Debt Securities -- Defeasance and Covenant Defeasance," are applicable to the Notes.

LIMITATIONS UPON LIENS

     Under the terms of the Notes, the Company will not, nor will it permit any Restricted Subsidiary (as defined herein) to, issue, assume or guarantee any indebtedness for money borrowed if such indebtedness is secured by a Lien (as defined herein) upon any Principal Property (as defined herein) of the Company or any Restricted Subsidiary or on any shares of capital stock of any Restricted Subsidiary (whether such Principal Property or shares of capital stock are now owned or hereafter acquired) without in any such case effectively providing that the Notes (together with, if the Company shall so determine, any other indebtedness of or indebtedness guaranteed by the Company or such Restricted Subsidiary entitled thereto (subject to applicable priority of payment)) shall be secured equally and ratably with or prior to such indebtedness, except that the foregoing restriction shall not apply to (i) Liens on property or assets (including shares of stock or other equity interests) of any Subsidiary existing at the time such Subsidiary becomes a Restricted Subsidiary; (ii) Liens on property or assets (including shares of stock or other equity interests) existing at the time of acquisition thereof, or Liens on property or assets (including shares of stock or other equity interests) which secure the payment of the purchase price of such property or assets (including shares of stock or other equity interests) (such purchase price including any indebtedness assumed or repaid in connection with such purchase), or Liens on property or assets (including shares of stock or other equity interests) which secure indebtedness incurred or guaranteed for the purpose of financing or refinancing the purchase price of such property or assets (including shares of stock or other equity interests) or the construction of such property or assets (including improvements to existing property or assets), which indebtedness is incurred or guaranteed within 180 days after the latest of such acquisition or completion of such construction or commencement of operation of such property or assets and which does not exceed 100% of such purchase price; (iii) Liens securing indebtedness owing by any Restricted Subsidiary to the Company or a wholly owned Restricted Subsidiary; (iv) Liens on property or assets (including shares of stock or other equity interests) of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Restricted Subsidiary or at the time of a purchase, lease, or other acquisition of the properties or assets (including shares of stock or other equity interests) of a corporation or other Person as an entirety or substantially as an entirety by the Company or a Restricted Subsidiary; (v) Liens on property or assets (including shares of stock or other equity interests) of the Company or a Restricted Subsidiary in favor of the United States of America or any State thereof or any department, agency, instrumentality or political subdivision thereof, or in favor of any other country, or any political subdivision thereof, to secure any indebtedness incurred or guaranteed for the purpose of financing all or any part of the purchase price or the cost of construction of the property or assets (including shares of stock or other equity interests) subject to such Liens within 180 days after the latest of the acquisition, completion of construction or commencement of operation of such property or assets (including shares of stock or other equity interests), provided that the principal amount of any indebtedness secured by such a Lien does not exceed 100% of such purchase price or cost and such Lien does not extend to or cover any property or assets (including shares of stock or other equity interests) other than the specific item of property or assets (including shares of stock or other equity interests) (or portion thereof) acquired, constructed or constituting the improvements made with the proceeds of such Indebtedness and the proceeds thereof; (vi) Liens imposed by or in favor of any governmental authority for taxes, assessments or other charges which are not yet due or which are being contested in good faith and by appropriate proceedings and for which adequate reserves shall have been established on the books of the Company or any of its Restricted Subsidiaries;
(vii) (A) Pledges or deposits to secure the Company's or any Restricted Subsidiary's obligations under worker's compensation laws, unemployment insurance laws or similar legislation and (B) materialmen's, mechanics', carriers', repairmen's or other like Liens, or deposits to obtain the release of such Liens, in an aggregate amount not exceeding $250,000 at any one time and outstanding no longer than 30 days; in each case, however, only to the extent arising and continuing in the ordinary course of business; (viii) Easements, rights-of-way, restrictions and other similar encumbrances affecting real property incurred in the ordinary course of business which, in the aggregate, are not substantial in amount and which do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of the Company; (ix) Landlord's Liens for rental not yet due and payable; (x) Liens which secure statutory obligations of the Company or any Person controlling the Company which are required by the Commissioner pursuant to Section 521A.14 of the Iowa Code or otherwise; (xi) Liens upon any property or assets (including shares of stock or other equity interests) of the Company and its Restricted Subsidiaries securing indebtedness under the Credit Agreement in a principal amount not exceeding the principal amount outstanding or committed under the Credit Agreement; (xii) Liens on property or assets (including shares of stock or other equity interests) of the Company or any Restricted Subsidiary outstanding as of the date of the Senior Indenture; (xiii) Liens on proceeds of any property or assets (including shares of stock or other equity interests) subject to Lien as permitted by the terms of the Notes; (xiv) Liens on property or assets (including shares of stock or other equity interests) used to defease indebtedness not in violation of the terms of the Notes; or (xv) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Liens referred to in the foregoing clauses (i) through (xiv), inclusive; provided, however, that the principal amount of such indebtedness secured thereby shall not exceed the principal amount of such indebtedness so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property or assets (including shares of stock or other equity interests) which secured the Lien so extended, renewed or replaced (plus improvements and construction on such property or assets (including shares of stock or other equity interests)). Notwithstanding the above, the Company and one or more Restricted Subsidiaries may, without securing the Notes, issue, assume or guarantee secured indebtedness which would otherwise be subject to the foregoing restrictions, provided that after giving effect thereto, the aggregate amount of such indebtedness issued pursuant to such exception at such time does not exceed 10% of Consolidated Net Tangible Assets (as defined herein). In computing the aggregate amount of indebtedness outstanding for purposes of the foregoing sentence, there shall not be included in the calculation any indebtedness issued, assumed or guaranteed pursuant to clauses (i) through (xv) above.

LIMITATION ON DISPOSITION OF STOCK OF RESTRICTED SUBSIDIARIES

     So long as the Notes are outstanding and except in a transaction otherwise governed by the Senior Indenture, the Company may not issue, sell, convey, lease, transfer or otherwise dispose of any shares of securities convertible or exchangeable into, or warrants, rights or options to subscribe for or purchase shares of capital stock (other than preferred stock having no voting rights of any kind, except as required by law or in the event of non-payment of dividends) of any Restricted Subsidiary, nor will it permit any Restricted Subsidiary to issue (other than to the Company) any shares (other than director's qualifying shares) of, or securities convertible or exchangeable into, or warrants, rights or options to subscribe for or purchase shares of, capital stock (other than preferred stock having no voting rights of any kind, except as required by law or in the event of non-payment of dividends) of any Restricted Subsidiary, if, after giving effect to any such transaction and the issuance of the maximum number of shares issuable upon the conversion or exercise of all such convertible securities, warrants, rights or options, the Company would own, directly or indirectly, less than 80% of the capital stock of any Restricted Subsidiary (other than preferred stock having no voting rights of any kind, except as required by law or in the event of non-payment of dividends); provided, however, that (i) any issuance, sale, conveyance, lease, transfer or other disposition permitted by the Company may only be made for at least fair market value as determined by the Board of Directors pursuant to a Board Resolution adopted in good faith, and (ii) the foregoing shall not prohibit any such issuance, sale, conveyance, lease, transfer or disposition of securities if required by any law or any regulation or order of any governmental or insurance regulatory authority. Notwithstanding the foregoing, (x) the Company may merge or consolidate any of its Restricted Subsidiaries into or with another direct wholly owned Subsidiary of the Company and (y) the Company may, subject to the provisions set forth in "Description of Debt Securities -- Consolidation, Merger or Sale by the Company" in the accompanying Prospectus, sell, convey, lease, transfer or otherwise dispose of the entire capital stock of any Restricted Subsidiary at one time for at least a fair market value consideration as determined by the Board of Directors pursuant to a Board Resolution adopted in good faith.

CERTAIN DEFINITIONS APPLICABLE TO THE NOTES

     "Consolidated Net Tangible Assets" means the total amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all current liabilities (excluding any thereof which are by their terms extendible or renewable at the option of the obligor thereon to a time more than twelve months after the time as of which the amount thereof is being computed), and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent balance sheet of the Company and its consolidated Subsidiaries and prepared in accordance with GAAP.

     "Credit Agreement" means the Revolving Credit and Term Loan Agreement, dated as of October 23, 1997, by and among the Company, the signatory banks thereto and The Chase Manhattan Bank, as administrative agent, as amended, modified, supplemented or restated from time to time, or refunded, refinanced, restructured, repaid, renewed, extended, replaced or succeeded (regardless of any gaps in time), whether with the same or different agents and lenders, on one or more occasions; provided, however, that in the event that the Credit Agreement is amended, modified, supplemented or restated, or refunded, refinanced, restructured, repaid, renewed, extended, replaced or succeeded after the date of the Senior Indenture, the Credit Agreement and such amendment, modification, supplement, restatement, refunding, refinancing, restructuring, repayment, renewal, extension, replacement or succeeding agreement will not be a "Credit Agreement" for the purposes of this definition if the amount outstanding or committed thereunder at any time exceeds in the aggregate principal amount $150 million.

     "Lien" means any mortgage, deed of trust, pledge, lien, security interest or other encumbrance, (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any filing or agreement to give a lien or file a financing statement as a debtor under the Uniform Commercial Code or any similar statute other than to reflect ownership by a third party of property leased to the Company or any Restricted Subsidiary under a lease which is not in the nature of a conditional sale or title retention agreement).

     "Principal Property" means all land, buildings, machinery and equipment, and leasehold interests and improvements in respect of the foregoing, which would be reflected on a consolidated balance sheet of the Company and its Subsidiaries prepared in accordance with GAAP, excluding all such tangible property located outside the United States of America and excluding any such property which, in the opinion of the Board of Directors set forth in a Board Resolution, is not material to the Company and its consolidated Subsidiaries taken as a whole.

     "Restricted Subsidiary" means a Subsidiary which is a regulated insurance company principally engaged in one or more of the life, annuity, property and casualty insurance businesses; provided that no such Subsidiary shall be a Restricted Subsidiary if (i) (a) the total assets of such Subsidiary are less than 10% of the total assets of the Company and its consolidated Subsidiaries (including such Subsidiary), in each case as set forth on the most recent fiscal year-end balance sheets of such Subsidiary and the Company and its consolidated Subsidiaries, respectively, and computed in accordance with GAAP and (b) the total revenues of such Subsidiary are less than 10% of the total revenues of the Company and its consolidated Subsidiaries (including such Subsidiary), in each case as set forth on the most recent fiscal year-end income statements of such Subsidiary and the Company and its consolidated Subsidiaries, respectively, and computed in accordance with GAAP or (ii) the Subsidiary is an Unrestricted Subsidiary.

     "Subsidiary" means, with respect to any Person, (i) a corporation more than 50% of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof, (ii) any other Person (other than a corporation) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof, or
(iii) any other Person which is otherwise controlled by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person.

     "Unrestricted Subsidiary" means (i) a Subsidiary of the Company which becomes a Subsidiary after the date of the Senior Indenture which has been designated as an "Unrestricted Subsidiary" for purposes of the Senior Indenture by the Board of Directors, as evidenced by a Board Resolution, and at least 20% of whose common stock is held by one or more persons (other than the Company and its Affiliates) which acquired such common stock in a bona fide transaction or series of transactions for fair value or (ii) in the judgment of the Board of Directors, as evidenced by a Board Resolution, such Subsidiary is not material to the financial condition of the Company and its consolidated Subsidiaries taken as a whole.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in U.S. dollars in immediately available funds.

     The Notes will trade in the Same-Day Funds Settlement System of the Depository (as defined herein) until maturity, and secondary market trading activity in the Notes will therefore be required by the Depository to settle in immediately available funds.

BOOK-ENTRY, DELIVERY AND FORM

     The Notes will be issued in fully-registered form, without coupons, in denominations of $1,000 and integral multiples thereof, through the facilities of DTC, New York, New York (the "Depository").

     The Company has established a depositary arrangement with the Depository with respect to the Notes, the terms of which are summarized below. The Notes will be represented by global Notes registered in the name of the nominee of the Depository. Beneficial interests in each Note will be shown on, and transfers thereof will be effected only through, records maintained by the Depository (with respect to beneficial interests of Participants (as defined below)) or by Participants or persons that hold interests through Participants (with respect to beneficial interests of persons that hold interests through Participants).

     So long as the Depository or its nominee is the registered owner of the Notes, the Depository or its nominee, as the case may be, will be the sole Holder of the Notes represented thereby for all purposes under the Senior Indenture. Except as otherwise provided below, the Beneficial Owners (as defined below) of the Notes will not be entitled to receive physical delivery of certificated Notes and will not be considered the Holders thereof for any purpose under the Senior Indenture, and no Notes shall be exchangeable or transferable. Accordingly, each Beneficial Owner must rely on the procedures of the Depository and, if such Beneficial Owner is not a Participant, on the procedures of the Participant through which such Beneficial Owner owns its interest in order to exercise any rights of a Holder under such Note or the Senior Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and laws may impair the ability to transfer beneficial interests in the Notes.

     The following is based on information furnished by the Depository:

          The Depository will act as securities depository for the Notes. The Notes will be issued as fully registered securities registered in the name of Cede & Co. (the Depository's partnership nominee). One global Note will be issued with respect to the Notes.

          The Depository is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depository holds securities that its participants ("Participants") deposit with the Depository. The Depository also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of the Depository ("Direct Participants") include securities brokers and dealers, such as the Underwriters, banks, trust companies, clearing corporations and certain other organizations. The Depository is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depository's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depository and its Participants are on file with the Securities and Exchange Commission.

          Purchases of Notes under the Depository's system must be made by or through Direct Participants, which will receive a credit for such Notes on the Depository's records. The ownership interest of each actual purchaser of each Note represented by a global Note ("Beneficial Owner") is in turn to be recorded on the records of Direct Participants and Indirect Participants. Beneficial Owners will not receive written confirmation from the Depository of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participants or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of Notes will not receive certificated Notes representing their ownership interests therein, except in the event that use of the book-entry system for the Notes is discontinued or a Default or an Event of Default (as defined in the Senior Indenture) has occurred and is continuing.

          To facilitate subsequent transfers, all Notes which are deposited with, or on behalf of, the Depository are registered in the name of the Depository's nominee, Cede & Co. The deposit of Notes with, or on behalf of, the Depository and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depository has no knowledge of the actual Beneficial Owners of the Notes; the Depository's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

          Conveyance of notices and other communications by the Depository to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

          Neither the Depository nor Cede & Co. will consent or vote with respect to the Notes. Under its usual procedures, the Depository mails an Omnibus Proxy to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

          Principal, premium, if any, and/or interest payments on the Notes will be made in immediately available funds to the Depository. The Depository's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depository's records unless the Depository has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of the Underwriters, the Depository, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to the Depository is the responsibility of the Company and the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depository, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct Participants and Indirect Participants.

          Redemption notices shall be sent to Cede & Co. If less than all of the Notes are being redeemed, the Depository's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

          The Depository may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, certificated Notes are required to be printed and delivered.

          The Company may decide to discontinue use of the system of book-entry transfers through the Depository (or a successor securities depository). In that event, certificated Notes will be printed and delivered.

     The information in this section concerning the Depository and the Depository's system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

     First Union National Bank maintains commercial banking relationships with the Company.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement and pricing agreement (referred to herein collectively as the "Underwriting Agreement") between the Company and the Underwriters named below (the "Underwriters"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters has severally but not jointly agreed to purchase from the Company, the following respective principal amounts of the
Notes:

                                                               PRINCIPAL AMOUNT
                        UNDERWRITERS                               OF NOTES
                        ------------                           ----------------
Salomon Brothers Inc .......................................     $ 43,750,000
Goldman, Sachs & Co. .......................................       43,750,000
Chase Securities Inc. ......................................       18,750,000
Credit Suisse First Boston Corporation .....................       18,750,000
                                                                 ------------
     Total..................................................     $125,000,000
                                                                 ============

     The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Notes are subject to certain conditions precedent, that the Underwriting Agreement may be terminated under certain circumstances and that the Underwriters will be obligated to purchase all of the Notes if any are purchased.

     The Company has been advised by the Underwriters that the Underwriters propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .375% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession to certain other dealers not in excess of .250% of the principal amount of the Notes. After the initial public offering, the public offering price and such concessions to dealers may be changed from time to time.

     The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments that the Underwriters may be required to make in respect thereof.

     The Notes are a new issue of securities with no established trading market. The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes, and any such market making may be discontinued at any time without notice at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or the trading market for, the Notes.

     The Underwriters and certain of their affiliates and associates may be customers of, have borrowing relationships with, engage in transactions with, and/or perform services, including investment banking services, for, the Company and its subsidiaries in the ordinary course of business. The Chase Manhattan Bank, an affiliate of Chase Securities Inc., is the administrative agent and a lender under the Credit Agreement and will receive a portion of any amounts repaid under the Credit Agreement with the net proceeds of the offering. See "Use of Proceeds."

     In connection with this offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Notes. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, as amended, pursuant to which such persons may bid for or purchase Notes for the purpose of stabilizing their market price. The Underwriters also may create a short position for their respective accounts by selling more Notes in connection with this offering than they are committed to purchase from the Company, and in such case may purchase Notes in the open market following completion of this offering to cover all or a portion of such short position. In addition, Salomon Brothers Inc, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements between the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in this offering) for the account of the Underwriters, the selling concession with respect to Notes that are distributed in this offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

                               VALIDITY OF NOTES

     The validity of the Notes will be passed upon for the Company by Sidley & Austin and for the Underwriters by Sullivan & Cromwell, New York, New York. Sidley & Austin and Sullivan & Cromwell will rely on the opinion of Joseph K. Haggerty, Esq., Senior Vice President and General Counsel of the Company, as to matters of Iowa law.

PROSPECTUS

                                  $750,000,000
                           AMERUS LIFE HOLDINGS, INC.
  DEBT SECURITIES, PREFERRED STOCK, CLASS A COMMON STOCK, PURCHASE CONTRACTS,
                               UNITS AND WARRANTS

                               AMERUS CAPITAL II

                               AMERUS CAPITAL III
            CAPITAL SECURITIES FULLY AND UNCONDITIONALLY GUARANTEED
                    BY AMERUS LIFE HOLDINGS, INC. AND UNITS
                               ------------------

    AmerUs Life Holdings, Inc., an Iowa corporation (the "Company"), may offer and sell from time to time, in one or more series, (i) its debt securities, consisting of debentures, notes and/or other evidences of indebtedness representing unsecured obligations of the Company (the "Debt Securities"), (ii) shares of its preferred stock, no par value per share ("Preferred Stock"), (iii) shares of its Class A Common Stock, no par value per share ("Class A Common Stock"), (iv) Purchase Contracts ("Purchase Contracts") to purchase shares of Class A Common Stock, (v) Units, each representing ownership of a Purchase Contract and Capital Securities (as defined herein) or debt obligations of third parties, including U.S. Treasury securities, securing the holder's obligation to purchase Class A Common Stock under the Purchase Contracts ("Units"), including but not limited to, Adjustable Conversion-rate Equity Security Units and (vi) warrants to purchase Debt Securities, Preferred Stock, Class A Common Stock or other securities or rights ("Warrants").

    AmerUs Capital II and AmerUs Capital III (each, an "AmerUs Trust"), statutory business trusts formed under the laws of the State of Delaware, may offer, from time to time, Capital Securities, representing preferred undivided beneficial interests in the assets of the respective AmerUs Trusts ("Capital Securities"). The payment of periodic cash distributions ("Distributions") with respect to Capital Securities out of moneys held by each of the AmerUs Trusts, and payments on liquidation, redemption or otherwise with respect to such Capital Securities, will be guaranteed by the Company to the extent described herein (each, a "Guarantee"). See "Description of Capital Securities of the AmerUs Trusts" and "Description of Guarantees." The Company's obligations under the Guarantees will rank junior and subordinate in right of payment to the Senior Indebtedness (as defined herein) of the Company. See "Description of Guarantees -- Status of the Guarantees." Junior subordinated debt ("Junior Subordinated Debt") may be issued and sold by the Company in one or more series to an AmerUs Trust or a trustee of such AmerUs Trust in connection with the investment of the proceeds from the offering of Capital Securities and Common Securities (as defined herein) of such AmerUs Trust. The Junior Subordinated Debt purchased by an AmerUs Trust may be subsequently distributed pro rata to holders of Capital Securities and Common Securities in connection with the dissolution of such AmerUs Trust. The Junior Subordinated Debt will rank junior and subordinate in right of payment to the Senior Indebtedness of the Company. The Debt Securities, Preferred Stock, Class A Common Stock, Purchase Contracts, Units, Warrants and Capital Securities are herein collectively referred to as the "Securities."

    Certain specific terms of the particular Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying supplement to this Prospectus (the "Prospectus Supplement"), which will describe, without limitation and where applicable, the following: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, ranking as senior or subordinated Debt Securities, denomination, maturity, premium, if any, interest rate (which may be fixed or variable), time and method of calculating interest, if any, place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable, the currencies or currency units in which principal of, premium, if any, and interest, if any, on such Debt Securities will be payable, any terms of redemption or conversion, any sinking fund provisions, the purchase price, any listing on a securities exchange, any right of the Company to defer payment of interest on the Junior Subordinated Debt and the maximum length of such deferral period, the method of distribution and other special terms; (ii) in the case of Preferred Stock, the specific designation, stated value and liquidation preference per share and number of shares offered, the initial public offering or purchase price, dividend rate (which may be fixed or variable), method of calculating payment of dividends, place or places where dividends on such Preferred Stock will be payable, any terms of redemption, dates on which dividends shall be payable and dates from which dividends shall accrue, any listing on a securities exchange, voting and other rights, including conversion or exchange rights, if any, the method of distribution, and other special terms; (iii) in the case of Class A Common Stock, the number of shares offered, the initial offering price, market price and dividend information and the method of distribution; (iv) in the case of Purchase Contracts, the number of shares of Class A Common Stock issuable thereunder, the purchase price of the Class A Common Stock, the date or dates on which the Class A Common Stock is required to be purchased by the holders of the Purchase Contracts, any periodic payments or contract fees required to be paid by the Company to the holders of the Purchase Contracts or vice versa, and the terms of the offering and sale thereof; (v) in the case of Units, the specific terms of the Purchase Contracts and any Capital Securities or debt obligations of third parties held by a holder securing such holder's obligation to purchase the Class A Common Stock under the Purchase Contracts, and the terms of the offering and sale thereof; (vi) in the case of Warrants, the specific designation, the number, purchase price, exercise price and other terms thereof, any listing of the Warrants or the underlying Securities on a securities exchange or any other terms in connection with the offering, sale and exercise of the Warrants, as well as the terms on which and the Securities for which such Warrants may be exercised; and (vii) in the case of Capital Securities, the specific designation, number of securities, liquidation amount per security, the purchase price, any listing on a securities exchange, distribution rate (or method of calculation thereof), dates on which distributions shall be payable and dates from which distributions shall accrue, any voting rights, terms for any conversion or exchange into other securities, any redemption, exchange or sinking fund provisions, any rights of the applicable Trust to defer payment of interest on the Capital Securities and the maximum length of such deferral, any other rights, preferences, privileges, limitations or restrictions relating to the Capital Securities, the specific terms and provisions of the applicable Guarantee and the terms upon which the proceeds of the sale of the Capital Securities shall be used to purchase a specific series of Junior Subordinated Debt of the Company.

    The offering price to the public of the Securities will be limited to U.S. $750,000,000 in the aggregate (or its equivalent (based on the applicable exchange rate at the time of issue), if Securities are offered for consideration denominated in one or more foreign currencies, currency units or composite currencies as shall be designated by the Company and indicated in the applicable Prospectus Supplement). The Debt Securities may be denominated in United States dollars or, at the option of the Company if so specified in the applicable Prospectus Supplement, in one or more foreign currencies or currency units. The Debt Securities may be issued in registered form or bearer form, or both. If so specified in the applicable Prospectus Supplement, Securities of one or more classes or series may be issued in whole or in part in the form of one or more temporary or permanent global securities.

    The Class A Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "AMH."

    SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN ANY OF THE SECURITIES OFFERED HEREBY.

    The Securities may be sold to or through underwriters, dealers or agents or directly to purchasers, to AmerUs Group Co., the Company's parent (the "AmerUs Group") or through a combination of such methods. See "Plan of Distribution." The names of any underwriters, dealers or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered and any applicable fee, commission or discount arrangements will be set forth in a Prospectus Supplement. See "Plan of Distribution" for possible indemnification arrangements for dealers, underwriters and agents.

    This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                 The date of this Prospectus is June 10, 1998.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE IOWA COMMISSIONER OF INSURANCE NOR HAS THE IOWA COMMISSIONER OF INSURANCE RULED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                           -------------------------

     THE COMPANY IS AN INDIRECT SUBSIDIARY OF AMERICAN MUTUAL HOLDING COMPANY, AN IOWA MUTUAL INSURANCE HOLDING COMPANY ("AMHC"). IOWA LAW REQUIRES THAT AMHC AT ALL TIMES OWN DIRECTLY, OR INDIRECTLY THROUGH ONE OR MORE INTERMEDIATE HOLDING COMPANY SUBSIDIARIES, SHARES OF CAPITAL STOCK OF AMERUS LIFE INSURANCE COMPANY ("AMERUS LIFE") WHICH CARRY THE RIGHT TO CAST A MAJORITY OF THE VOTES ENTITLED TO BE CAST BY ALL OF THE OUTSTANDING SHARES OF AMERUS LIFE'S CAPITAL STOCK. ANY ATTEMPT TO EFFECT ANY TRANSACTION PURSUANT TO WHICH AMHC WOULD NO LONGER HAVE SUCH VOTING MAJORITY WOULD BE NULL AND VOID AND INEFFECTUAL TO TRANSFER SUCH VOTING RIGHTS.
                           -------------------------

     THE IOWA INSURANCE HOLDING COMPANY SYSTEMS STATUTE APPLICABLE TO THE COMPANY PROVIDES THAT NO PERSON MAY SEEK TO ACQUIRE CONTROL OF THE COMPANY, AND THUS INDIRECT CONTROL OF AMERUS LIFE, WITHOUT THE PRIOR APPROVAL OF THE IOWA COMMISSIONER OF INSURANCE. GENERALLY, ANY PERSON WHO DIRECTLY OR INDIRECTLY OWNS, CONTROLS, HOLDS WITH POWER TO VOTE OR HOLDS PROXIES REPRESENTING 10% OR MORE OF THE COMPANY'S VOTING SECURITIES (CONSISTING OF THE COMBINED OUTSTANDING SHARES OF CLASS A COMMON STOCK AND CLASS B COMMON STOCK) WOULD BE PRESUMED TO HAVE ACQUIRED SUCH CONTROL, UNLESS SUCH PRESUMPTION IS REBUTTED BY A SHOWING THAT SUCH CONTROL DOES NOT EXIST IN FACT.
                           -------------------------

     FOR NORTH CAROLINA INVESTORS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS SUCH COMMISSIONER RULED UPON THE ACCURACY OR THE ADEQUACY OF THE PROSPECTUS.
                           -------------------------

     THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 PROVIDES A SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS. A NUMBER OF MATTERS AND SUBJECT AREAS DISCUSSED IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE AND IN THE SECTIONS OF THIS PROSPECTUS ENTITLED "REORGANIZATION AND RECENT ACQUISITIONS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION" AND "BUSINESS" AND ELSEWHERE IN THIS PROSPECTUS AND THE APPLICABLE PROSPECTUS SUPPLEMENT ARE NOT LIMITED TO HISTORICAL OR CURRENT FACTS AND DEAL WITH POTENTIAL FUTURE CIRCUMSTANCES AND DEVELOPMENTS. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED OR PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING POSSIBILITIES:
(I) HEIGHTENED COMPETITION, INCLUDING THE ENTRY OF NEW COMPETITORS AND THE DEVELOPMENT OF NEW PRODUCTS BY COMPETITORS; (II) ADVERSE STATE AND FEDERAL LEGISLATION AND REGULATION, INCLUDING INCREASES IN MINIMUM CAPITAL AND RESERVES, AND OTHER FINANCIAL VIABILITY REQUIREMENTS AND ADDITIONAL REGULATIONS OF MUTUAL INSURANCE HOLDING COMPANIES; (III) FAILURE TO MAINTAIN EFFECTIVE DISTRIBUTION CHANNELS IN ORDER TO OBTAIN NEW CUSTOMERS OR FAILURE TO RETAIN EXISTING CUSTOMERS; (IV) INABILITY TO CARRY OUT MARKETING AND SALES PLANS, INCLUDING, AMONG OTHERS, CHANGES TO CERTAIN PRODUCTS AND ACCEPTANCE OF THE REVISED PRODUCTS IN THE MARKET; (V) LOSS OF

KEY EXECUTIVES; (VI) CHANGES IN INTEREST RATES CAUSING A REDUCTION OF INVESTMENT INCOME OR A REDUCTION IN DEMAND FOR CERTAIN OF THE COMPANY'S PRODUCTS; (VII) GENERAL ECONOMIC AND BUSINESS CONDITIONS WHICH ARE LESS FAVORABLE THAN EXPECTED;
(VIII) UNANTICIPATED CHANGES IN INDUSTRY TRENDS; (IX) INACCURACIES IN ASSUMPTIONS REGARDING FUTURE PERSISTENCY, MORTALITY AND INTEREST RATES USED IN CALCULATING RESERVE AMOUNTS; (X) ADVERSE CHANGES IN RATINGS ASSIGNED BY RATING AGENCIES; (XI) CHANGES IN TAX LAWS WHICH NEGATIVELY AFFECT DEMAND FOR THE COMPANY'S PRODUCTS OR THE APPLICABILITY OF CERTAIN TAXES TO THE COMPANY (INCLUDING 1998 TAX PROPOSALS OF THE CLINTON ADMINISTRATION RELATING TO ANNUITIES); (XII) THE RISK FACTORS OR UNCERTAINTIES LISTED HEREIN OR LISTED FROM TIME TO TIME IN ANY PROSPECTUS SUPPLEMENT OR ANY DOCUMENT INCORPORATED BY REFERENCE HEREIN; AND (XIII) WITH RESPECT TO COST SAVINGS THAT ARE EXPECTED TO BE REALIZED FROM, AND COSTS ASSOCIATED WITH, THE RECENT ACQUISITIONS OF DELTA LIFE CORPORATION ("DELTA") AND AMVESTORS FINANCIAL CORPORATION ("AMVESTORS"), THE FOLLOWING POSSIBILITIES: (A) THE ESTIMATED COST SAVINGS TO BE REALIZED THROUGH COMBINING CERTAIN FUNCTIONS OF THE COMPANY, DELTA AND AMVESTORS TO ELIMINATE REDUNDANCIES AND BETTER SERVE THE COMBINED BUSINESSES' CUSTOMERS, AND REDUCTIONS IN STAFF CANNOT BE FULLY REALIZED BECAUSE THE CHANGES ARE NOT MADE OR UNANTICIPATED ADDED COSTS ARE INCURRED; AND (B) COSTS OR DIFFICULTIES RELATED TO THE INTEGRATION OF THE BUSINESSES OF DELTA AND AMVESTORS WITH THE COMPANY'S OTHER BUSINESSES ARE GREATER THAN EXPECTED. A VARIETY OF FACTORS COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE EXPECTED RESULTS EXPRESSED IN THE COMPANY'S FORWARD-LOOKING STATEMENTS, INCLUDING THOSE SET FORTH IN THE RISK FACTORS AND ELSEWHERE IN THIS PROSPECTUS AND IN THE COMPANY'S OTHER FILINGS WITH THE COMMISSION.

     NO DEALER, SALESMAN OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, ANY ACCOMPANYING PROSPECTUS SUPPLEMENT OR THE DOCUMENTS INCORPORATED OR DEEMED INCORPORATED BY REFERENCE HEREIN. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THOSE SECURITIES TO WHICH IT RELATES, IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Commission located at: 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed rates. In addition, the Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The Company's reports are also on file at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The Company and the AmerUs Trusts have filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein or in any Prospectus Supplement concerning the provisions of any document do not purport to be complete and, in each instance, are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. For further information with respect to the Company, the AmerUs Trusts and the Securities, reference is hereby made to such Registration Statement, including the exhibits thereto and the documents incorporated therein by reference, which can be examined at the Commission's principal office, 450 Fifth Street, N.W., Washington, D.C. 20549, or copies of which can be obtained from the Commission at such office upon payment of the fees prescribed by the Commission.

     No separate financial statements of the AmerUs Trusts have been included or incorporated by reference herein. The Company does not consider such financial statements material to holders of the Capital Securities because the AmerUs Trusts are newly formed special purpose entities, have no operating history or independent operations and are not engaged in, and do not propose to engage in, any activity other than their holding as trust assets the Junior Subordinated Debt of the Company and their issuance of the Capital Securities and Common Securities. See "The Company," "Description of the Capital Securities of the AmerUs Trusts," "Description of Guarantees," "Description of Debt Securities" and "Description of Purchase Contracts and Units." The AmerUs Trusts are statutory business trusts formed under the laws of the State of Delaware. The Company, as of the date hereof, beneficially owns all of the beneficial interests in the Trust. The Company's and the AmerUs Trusts' principal executive offices are located at 699 Walnut Street, Des Moines, Iowa 50309-3948, telephone number (515) 362-3600.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by this reference:

          1. Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

          2. The description of the Company's Class A Common Stock contained in the Registration Statement on Form 8-A filed by the Company with the Commission on January 3, 1997, including any amendments or reports filed for the purpose of updating such description;

          3. The Company's report on Form 8-K filed on October 23, 1997, as amended by Form 8-K/A filed January 6, 1998 reporting the acquisition of Delta and certain related financial statements; and

          4. The Company's report on Form 8-K filed on December 19, 1997, as amended by Form 8-K/A filed on March 3, 1998 reporting the acquisition of AmVestors and certain related financial statements;

          5. Proxy Statement on Schedule 14A filed by the Company with the Commission, dated April 13, 1998;

          6. Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998; and

          7. Report on Form 10-K/A for the fiscal year ended December 31, 1997 filed with the Commission on June 4, 1998.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus or any Prospectus Supplement and to be part hereof from the date of filing of such documents.

     Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement. To the extent that any proxy statement is incorporated by reference herein, such incorporation shall not include any information contained in such proxy statement that is not, pursuant to the Commission's rules, deemed to be "filed" with the Commission or subject to the liabilities of Section 18 of the Exchange Act.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Any such request should be directed to James A. Smallenberger, Senior Vice President and Secretary, AmerUs Life Holdings, Inc., 699 Walnut Street, Des Moines, Iowa 50309-3948 (telephone number (515) 362-3600).

                                  THE COMPANY

GENERAL

     The Company is an insurance holding company engaged through its subsidiaries in the business of marketing, underwriting and distributing a broad range of individual life insurance and annuity products to individuals and businesses in 49 states, the District of Columbia and the U.S. Virgin Islands. The Company's primary product offerings consist of whole life, universal life and term life insurance policies and fixed annuities. In addition, through a joint venture (the "Ameritas Joint Venture") with Ameritas Life Insurance Corp. ("Ameritas"), the Company's subsidiary, AmerUs Life Insurance Company ("AmerUs Life"), markets fixed annuities issued by Ameritas Variable Life Insurance Company ("AVLIC") and sells AVLIC's variable life insurance and variable annuity products. As of December 31, 1997, the Company had approximately 573,000 life insurance policies and annuity contracts outstanding and individual life insurance in force, net of reinsurance, of approximately $26.7 billion with life insurance reserves of $2.4 billion and annuity reserves of $6.1 billion. As of December 31, 1997, the Company had total assets of $10.3 billion and total shareholders' equity of $928.0 million.

     The Company was formed in 1996 as a result of the creation of American Mutual Holding Company ("AMHC") the first mutual insurance holding company in the United States. AMHC owns 100% of AmerUs Group Co. ("AmerUs Group"), the Company's controlling shareholder. The Company's principal subsidiaries are AmerUs Life, Delta Life Corporation ("Delta") and AmVestors Financial Corporation ("AmVestors"). AmerUs Life was originally incorporated in 1896 as a mutual life insurance company.

     AmerUs Life's target customers are individuals in the middle and upper income brackets and small businesses. Its geographic focus is national in scope (except for Connecticut, Maine, New Hampshire, New York and Vermont, in which AmerUs Life is not licensed to do business), and it primarily serves suburban and rural areas. Efforts are currently underway to expand AmerUs Life's territory into the states of Connecticut, Maine, New Hampshire and Vermont. AmerUs Life distributes its products primarily through a combination of career general agency and personal producing general agency ("PPGA") distribution systems, as well as a network of independent brokers. The career general agency system consists of a network of 35 career general agencies, with approximately 570 career agents. The PPGA system is comprised of approximately 425 PPGA's, who have approximately 1,100 agents. As of December 31, 1997, AmerUs Life had approximately 408,000 life insurance policies and annuity contracts outstanding and individual life insurance in force, net of reinsurance, of approximately $26.6 billion. Variable life insurance products and the fixed and variable annuities offered by the Ameritas Joint Venture are marketed through AmerUs Life's distribution systems and the distribution systems of Ameritas and AVLIC, which consist of approximately 160 agents and 540 independent broker-dealers (with approximately 9,000 registered representatives), respectively.

     The Company made two major acquisitions in 1997. The Company acquired Delta on October 23 for approximately $165 million in cash (the "Delta Acquisition") and AmVestors on December 19 in a stock exchange valued at approximately $350 million (the "AmVestors Acquisition"). These acquisitions, along with the growth of AmerUs Life, increased the Company's assets from $4.4 billion at December 31, 1996 to $10.3 billion at December 31, 1997.

     The principal asset of Delta is its wholly-owned subsidiary, Delta Life and Annuity Company ("Delta Life"), an Iowa domiciled life insurance company. Delta Life is licensed in the District of Columbia and in all states except New York, and specializes in the sale of individual single and flexible premium deferred annuities, primarily in the southeastern, western, southwestern and midwestern regions of the United States. Sales are made primarily through a network of over 3,300 independent agents. Delta Life's strategy is to structure its fixed annuity products to appeal to the conservative retirement saver who is seeking principal preservation and consistency of earnings. Most of Delta Life's products are innovative in that they incorporate a fixed contractual management fee. Approximately 58% of Delta's 1997 direct collected premiums were derived from retirement-oriented tax-qualified annuities. As of December 31, 1997, Delta Life had approximately 52,000 annuity contracts outstanding.

     AmVestors' principal operating subsidiaries are American Investors Life Insurance Company, Inc. ("American"), a Kansas domiciled life insurance company licensed in 48 states and the District of Columbia, and Financial Benefit Life Insurance Company ("FBL"), a Kansas domiciled life insurance company doing business in 40 states, the District of Columbia and the U.S. Virgin Islands. AmVestors specializes in the sale of annuity products, further strengthening the Company's presence in the rapidly growing asset accumulation and retirement and savings markets. AmVestors utilizes product features intended to enhance the potential for profit by encouraging persistency and reducing premature withdrawal during the first five to fourteen years of an annuity contract. AmVestors distributes its products through a national network of approximately 7,800 licensed independent agents recruited through its wholly-owned subsidiaries as well as through almost 60 independent marketing organizations. As of December 31, 1997, AmVestors had approximately 104,000 annuity contracts outstanding.

     The Company's principal executive offices are located at 699 Walnut Street, Des Moines, Iowa 50309-3948; telephone (515) 362-3600.

BUSINESS STRATEGY

     The business strategy of the Company is to focus on providing individual retail consumers in the United States with superior financial services and products that will meet their financial planning, risk protection, and asset accumulation needs. Target markets of the Company include individuals in the middle and upper income brackets and small businesses. Its geographic focus is national in scope (except for New York, in which the Company is not licensed to do business), and it primarily serves suburban and rural areas.

     The Company seeks to effect this strategy by focusing on life insurance and asset accumulation products distributed through a variety of distribution systems. In particular, the Company has developed a very strong position in the distribution of fixed annuities through independent agents and has a long established reputation as a provider of whole life insurance products, distributed through career and PPGA agency distribution systems, that are among the most attractively priced products to consumers in the industry.

     The Company's strategy emphasizes effective management of certain operating fundamentals -- mortality, expenses, persistency and investment results -- where the Company's results have historically compared favorably to the industry. The Company's operating strengths have enabled it to provide attractively priced products to consumers while also generating profitability for its shareholders.

     Growth through a combination of internal growth, mergers and acquisitions and strategic alliances is a key element of the Company's strategy. In the life insurance market, the Company presently has less than one half of one percent of new life insurance sales nationwide, which provides substantial opportunity for increased growth through improved marketing and sales execution even in a generally flat business environment.

     In the fixed annuity area, the Company is presently a leader in the distribution of fixed annuities through independent agents. Independent agents have increased their share of fixed annuity sales in recent years and the Company's goal is to consistently rank among the top 3 to 5 providers in this segment.

     The Company continues to seek to both deepen and diversify its distribution channels. Primarily as a result of the acquisitions of AmVestors and Delta, the Company's distribution channels have grown significantly in recent years. As of December 31, 1997, the Company had over 15,000 distributors as compared to approximately 3,700 distributors as of December 31, 1996. While continuing to expand its existing channels, the Company is in the process of developing additional bank and major independent marketing organization distribution channels.

CONTROLLING SHAREHOLDER

     AMHC is the indirect controlling shareholder of the Company through its ownership of AmerUs Group. As of March 31, 1998 AmerUs Group owned all 5,000,000 of the outstanding shares of Class B Common Stock and 12,380,300 of the outstanding shares of Class A Common Stock, representing approximately 50.04% of the combined voting power of the Class A Common Stock and Class B Common Stock. AMHC acquired its ownership interest in the Company as a result of the reorganization, pursuant to which American

Mutual Life formed AMHC as a mutual insurance holding company and American Mutual Life was converted into a stock life insurance company as a wholly owned subsidiary of AMHC (the "Reorganization"). See "Reorganization and Recent Acquisitions -- Background and Description of the Reorganization."

                               THE AMERUS TRUSTS

     Each AmerUs Trust is a statutory business trust formed under Delaware law pursuant to (i) a separate declaration of trust (each a "Trust Agreement") executed by the Company, as sponsor (the "Sponsor"), and certain trustees of such trust (the "Issuer Trustees") and (ii) the filing of a certificate of trust with the Secretary of State of the State of Delaware. Each such declaration of trust will be amended and restated in its entirety (as so amended and restated, the "Declaration") substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus forms a part, as of the date the Capital Securities of such AmerUs Trust are initially issued. Each Declaration will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Each AmerUs Trust exists for the exclusive purposes of (i) issuing and selling the Capital Securities and the Common Securities representing undivided beneficial interests in the assets of such AmerUs Trust, (ii) investing the proceeds of the sale of the Capital Securities and the Common Securities in certain Junior Subordinated Debt (as defined herein), and (iii) engaging in only those other activities necessary or incidental thereto.

     All of the Common Securities of each AmerUs Trust will be owned directly or indirectly by the Company. The Common Securities will rank pari passu in right of payment, and payments will be made thereon pro rata, with the Capital Securities, except that upon the occurrence and continuance of an Event of Default under the Declarations (as defined therein) resulting from an Event of Default (as defined in the Indenture (as defined herein)), the rights of the Company as holder of the Common Securities to payment in respect of distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the Capital Securities. See "Description of the Capital Securities of the AmerUs Trusts." The Company will acquire Common Securities in an aggregate liquidation amount equal to approximately 3% of the total capital of each AmerUs Trust.

     Unless otherwise specified in the applicable Prospectus Supplement, each AmerUs Trust has a term of approximately 55 years, but may terminate earlier as provided in its Declaration. The Trust's business and affairs will be conducted by the Issuer Trustees and Administrators appointed by the Company as the holder of the Common Securities of each AmerUs Trust. The Issuer Trustees will be First Union National Bank ("First Union Bank") and First Union Trust Company, National Association ("First Union Trust"), First Union Bank, as the Property Trustee (the "Property Trustee"), and First Union Trust, as the Delaware Trustee (the "Delaware Trustee"), and the Administrators will be three individuals who are employees of the Company (the "Administrators"). First Union Bank, as the Property Trustee, will act as sole indenture trustee under the Declaration for purposes of compliance with the provisions of the Trust Indenture Act. First Union Bank will also act as indenture trustee (the "Guarantee Trustee") under the Guarantee and the Indenture, until removed or replaced by the holder of the Common Securities of each AmerUs Trust. See "Description of Guarantees." The Company, as the direct or indirect holder of the Common Securities of each AmerUs Trust, or if an event of default under the Declaration has occurred and is continuing, the holders of a majority in liquidation amount of the Capital Securities of each AmerUs Trust, will be entitled to appoint, remove or replace the Property Trustee and/or the Delaware Trustee. In no event will the holders of the Capital Securities (or Units) have the right to vote to appoint, remove or replace the Administrators; such voting rights will be vested exclusively in the Company, as the direct or indirect holder of the Common Securities of each AmerUs Trust. The duties and obligations of each Issuer Trustee and Administrator is governed by such Declaration. Under the Declaration, all parties to the Declaration will agree, and the holders of the Units upon purchase of their Units will be deemed to have agreed, for United States Federal income tax purposes, to treat the Trust as a grantor trust, the Junior Subordinated Debt as indebtedness and the Capital Securities of each AmerUs Trust as evidence of indirect beneficial ownership in the Junior Subordinated Debt. See "Description of the Guarantees" and "Description of the Capital Securities of the AmerUs Trusts."

     The Property Trustee will hold title to the Junior Subordinated Debt for the benefit of the holders of the Capital Securities of each AmerUs Trust and the Property Trustee will have the power to exercise all rights, powers and privileges under the Indenture as the holder of the Junior Subordinated Debt. In addition, the Property Trustee will maintain exclusive control of a segregated non-interest bearing bank account (the "Property Account") to hold all payments made in respect of the Junior Subordinated Debt for the benefit of the holders of the Capital Securities of each AmerUs Trust. The Property Trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the Capital Securities of each AmerUs Trust out of funds from the Property Account. The Guarantee Trustee will hold the Guarantee for the benefit of the holders of the Capital Securities. See "Description of the Purchase Contracts and the Units."

     The rights of the holders of the Capital Securities, including economic rights, rights to information and voting rights, are set forth in the Declaration, the Delaware Business Trust Act and the Trust Indenture Act. See "Description of the Capital Securities of the AmerUs Trusts." The Company will pay all fees and expenses related to the AmerUs Trust and the offering of the Capital Securities and Units and will pay, directly or indirectly, all ongoing costs, expenses and liabilities of the AmerUs Trusts.

     The principal executive office of each AmerUs Trust is located at 699 Walnut Street, Des Moines, Iowa 50309-3948; telephone (515) 362-3600.

                            ORGANIZATIONAL STRUCTURE

     The following chart illustrates as of April 15, 1998 the general organization of AMHC and its subsidiaries, including the Company:

                             ORGANIZATIONAL CHART

                        SELECTED CONSOLIDATED FINANCIAL
                               AND OPERATING DATA

     The following table sets forth certain financial and operating data of the Company. The selected consolidated financial data below for each of the five years ending December 31, 1997 are derived from the Consolidated Financial Statements of the Company, which financial statements have been audited by KPMG Peat Marwick LLP, independent auditors. During 1997, the Company acquired Delta and AmVestors in transactions that were accounted for using the purchase method of accounting. As a result, the Consolidated Income Statement Data includes the results of Delta and AmVestors from their respective acquisition dates and the Consolidated Balance Sheet Data includes year-end data for Delta and AmVestors.

                                                                     AS OF OR FOR THE YEAR ENDED
                                                                             DECEMBER 31,
                                                      ----------------------------------------------------------
                                                      1997(A)(B)    1996(B)      1995       1994(C)     1993(C)
                                                      ----------    -------      ----       -------     -------
                                                             (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
CONSOLIDATED INCOME STATEMENT DATA:
Revenues:
  Insurance premiums................................  $    48.1    $   138.5   $   244.1   $   237.9   $   226.4
  Product charges...................................       43.4         49.3        57.3        56.3        57.4
  Net investment income.............................      224.4        228.7       285.2       275.7       269.9
  Realized gains (losses) on investments............       13.8         66.0        51.4       (19.9)       15.5
  Contribution from the Closed Block................       31.1         19.9          --          --          --
                                                      ---------    ---------   ---------   ---------   ---------
Total revenues......................................      360.8        502.4       638.0       550.0       569.2
                                                      ---------    ---------   ---------   ---------   ---------
Benefits and expenses:
  Total policyowner benefits........................      193.2        261.9       374.6       369.9       364.3
  Total expenses....................................       72.6         95.1       101.1       103.5        96.6
  Dividends to policyowners.........................        1.6         26.3        49.4        45.0        45.5
                                                      ---------    ---------   ---------   ---------   ---------
Total benefits and expenses.........................      267.4        383.3       525.1       518.4       506.4
                                                      ---------    ---------   ---------   ---------   ---------
Income from operations..............................       93.4        119.1       112.9        31.6        62.8
Interest expense....................................       15.0          2.1         2.4         5.5         7.0
                                                      ---------    ---------   ---------   ---------   ---------
Income before income tax expense and equity in
  earnings of unconsolidated subsidiary.............       78.4        117.0       110.5        26.1        55.8
Income tax expense..................................       22.0         43.8        41.2        19.4        21.4
                                                      ---------    ---------   ---------   ---------   ---------
Income before equity in earnings of unconsolidated
  subsidiary........................................       56.4         73.2        69.3         6.7        34.4
Equity in earnings of unconsolidated subsidiary.....        1.7          1.0
Cumulative effect of a change in accounting
  principle, net of tax.............................         --           --          --          --        (3.2)
                                                      ---------    ---------   ---------   ---------   ---------
Net income..........................................  $    58.1    $    74.2   $    69.3   $     6.7   $    31.2
                                                      =========    =========   =========   =========   =========
Earnings per common share
  Basic(D)..........................................  $    2.47    $    3.20   $    2.99   $      --   $      --
  Diluted(E)........................................       2.46         3.20        2.99          --          --
Dividends declared per common share.................       0.30           --          --          --          --
Ratios of earnings to fixed charges(F)(G):..........       2.07         2.73        2.37        1.31        1.62
CONSOLIDATED BALANCE SHEET DATA:
Total invested assets...............................  $ 7,695.5    $ 2,880.8   $ 3,965.0   $ 3,491.7   $ 3,639.3
Total assets........................................   10,254.0      4,384.2     4,371.9     4,036.9     4,030.7
Total liabilities...................................    9,240.0      3,926.7     3,832.0     3,618.6     3,524.8
Company-obligated mandatorily redeemable preferred
  securities........................................       86.0           --          --          --          --
Total stockholders' equity(H).......................      928.0        457.5       539.9       418.3       505.9
OTHER OPERATING DATA:
Adjusted operating income(I)........................  $    49.1    $    37.6   $    38.5   $    27.5   $    24.2
Adjusted operating income per common share (basic
  and diluted)......................................       2.08         1.62        1.66          --          --
Individual life insurance in force, net of
  reinsurance.......................................     26,703       25,725      25,157      25,282      24,698
Annuity account balances(J).........................      6,134        1,363       1,467       1,473       1,410
Number of employees.................................        692          412         406         457         489
STATUTORY DATA:
Premiums and deposits:
  Individual life...................................  $   319.1    $   312.7   $   307.1   $   296.4   $   286.3
  Annuities(J)......................................       75.5         81.4       197.1       187.8        90.4

-------------------------
(A) Consolidated Income Statement Data includes the results for Delta subsequent to October 23, 1997 and the results for AmVestors subsequent to December 19, 1997, and Consolidated Balance Sheet Data includes year-end data for Delta and AmVestors.

(B) The Company formed the Closed Block on June 30, 1996 as a part of the Reorganization. Invested assets allocated to the Closed Block are classified as Closed Block assets. Revenues and expenses associated with the Closed Block are shown net as a single line item. Accordingly, the individual income statement components for 1997 are not fully comparable with those of 1996 and 1995, due to the establishment of the Closed Block on June 30, 1996. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Combined Results of Operations."

(C) The merger of the two predecessor entities of the Company, which was consummated in 1994, has been accounted for as a pooling of interests transaction.

(D) Retroactively reflects the pro-forma effect of the issuance of 18.16 million shares of the Company's Class A Common Stock and 5.0 million shares of AmerUs Class B Common Stock at the beginning of 1995. The 1997 calculation reflects 18.54 million weighted average shares of Class A Common Stock and 5 million shares of Class B Common Stock outstanding, respectively.

(E) Diluted earnings per common share for 1997 is calculated using 18.57 million weighted average shares of Class A Common Stock and 5 million shares of Class B Common Stock outstanding.

(F) For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of income from operations before federal income taxes, fixed charges and pre-tax earnings required to cover preferred stock dividend requirements. "Fixed charges" consist of interest expense on debt and capital securities, amortization of debt expense and interest credited on deferred annuities.

(G) Since the Company currently has no preferred stock outstanding, the ratio of earnings to fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

(H) Amounts shown include the effects of reporting fixed maturity securities at fair value and recording the unrealized appreciation or depreciation on such securities as a component of stockholders' equity, net of tax and other adjustments. Such adjustments are in accordance with Statement of Financial Accounting Standards 115, "Accounting for Certain Investments in Debt and Equity Securities," which the Company adopted December 31, 1993. Amounts reported prior to December 31, 1996 reflect policyowners' equity. In addition, 1996 stockholder's equity was reduced by a capital contribution from the Company to AmerUs Group in the amount of $79 million. Amounts reported for the year ended December 31, 1997 include the Delta and AmVestors Acquisitions.

(I) Adjusted operating income reflects net income adjusted to eliminate certain items (net of applicable income taxes) which management believes are not necessarily indicative of overall operating trends, including net realized gains or losses on investments. Different items are likely to occur in each period presented and others may have different opinions as to which items may warrant adjustment. The adjusted operating income shown does not constitute net income computed in accordance with GAAP. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Adjusted Operating Income."

(J) Effective May 1996, substantially all individual deferred annuity sales by AmerUs Life distribution systems are made through the Ameritas Joint Venture. See "Reorganization and Recent Acquisitions -- Ameritas Joint Venture."

                                  RISK FACTORS

COMPETITIVE ENVIRONMENT

     The Company competes with a large number of other insurers and non-insurance financial service companies, such as banks, broker-dealers and mutual funds. Many competitors have greater financial resources and offer alternative products. Other insurers have higher claims-paying ability and financial strength ratings than the Company. Competition exists for individual consumers and agents and other distributors of life insurance and annuity products. Banks, with their pre-existing customer base for financial services products, may pose increasing competition in the future to life insurers.

     Congress is considering changing the laws which regulate banks, insurance companies and other financial institutions. These changes may permit banks to own insurance companies and vice versa. None of these proposals has yet been enacted. It is not possible to predict whether any of these proposals will be enacted or, if enacted, their potential effect on the Company.

     The Company must attract and retain productive agents to sell its life insurance and annuity products. Strong competition exists among insurance companies for agents with demonstrated ability. Competition among insurance companies for such agents is based on the services provided to, and relationships developed with, these agents in addition to compensation and product structure.

IMPORTANCE OF RATINGS

     Ratings with respect to claims-paying ability and financial strength have become an increasingly important factor in establishing the competitive position of insurance companies. Each of the rating agencies reviews its ratings periodically and there can be no assurance that current ratings will be maintained in the future. Claims-paying and financial strength ratings are based upon factors relevant to policyowners and are not directed toward protection of investors in the Company's or an AmerUs Trust's securities.

     Future downgrades in the ratings of the Company's life insurance subsidiaries could significantly affect sales of life insurance and annuity products and could have a material adverse affect on the results of operations of the Company. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

ADVERSE TAX LEGISLATION AND ADMINISTRATIVE PRONOUNCEMENTS

     Congress has from time to time considered legislation that would reduce or eliminate the benefits to policyowners of the deferral of taxation on the appreciation in value of certain annuities and life insurance products. In 1998, President Clinton made a budget proposal concerning the taxation of certain exchanges between annuities, including the reallocation of assets within a variable annuity. Other proposals affect the taxation of annuities and life insurance products and insurance companies. A federal tax law enacted in 1997 reduced the rate of taxation on certain long-term capital gains for individuals. This legislation, along with other possible proposals or administrative pronouncements, including those relating to the dividends received deduction, the applicability of the equity add-on tax, and ordinary versus capital gain treatment for corporations, could adversely affect the taxation of the Company or the sale of annuities and life insurance products. Similarly, there can be no certainty as to what, if any, future laws or administrative pronouncements on these issues might be enacted or promulgated or whether any such laws or pronouncements would have any adverse effects on the Company.

INTEREST RATE FLUCTUATIONS; RISK OF IMPACT OF FORCED LIQUIDATION OF INVESTMENT PORTFOLIO

     Severe interest rate fluctuations could adversely affect the ability of the Company's life insurance subsidiaries to pay policyowner benefits with operating and investment cash flows, cash on hand and other cash sources. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

     Interest rate fluctuations may also have an impact on policyowner behavior. If the Company does not maintain competitive interest rates with those credited in the marketplace, increased policy terminations may be experienced. A reduction in interest rates could depress the market for the Company's fixed annuity products. While policyowners may pay surrender charges to terminate policies, such terminations would reduce the Company's future income.

     The Company's actual cash flows from investments may differ from those anticipated at the time of investment. Some of the Company's corporate bond investments have provisions which could cause the Company to reinvest the proceeds received at maturity of such investments at lower interest rates if such bond investments were prepaid prior to their stated maturities. The Company's collateralized mortgage obligations and other asset-backed securities are purchased based on assumptions regarding rates of prepayments. If actual prepayments are earlier or later than anticipated at the time of purchase, the Company may not receive cash flows when expected or needed. These prepayments are expected to be influenced by interest rates available for new mortgages as well as general economic conditions.

     Most of the Company's insurance and annuity products provide for guaranteed minimum yields. Accordingly, a significant drop in market rates of interest could have a material impact on the Company's future results of operations.

HOLDING COMPANY STRUCTURE; LIMITATIONS ON DIVIDENDS

     The Company is an insurance holding company whose assets consist primarily of all of the outstanding stock of AmerUs Life, Delta and AmVestors. The Company's ongoing ability to pay dividends to its shareholders and meet its other obligations, including its obligations in respect of the Securities on which it is an obligor, depends primarily upon receipt of sufficient funds from its subsidiaries in the form of dividends or interest payments.

     The payment of dividends to the Company by its insurance subsidiaries is regulated under state insurance laws. Under Iowa law, AmerUs Life and Delta Life may pay dividends only from the earned surplus arising from their respective businesses. Each must receive the prior approval of the Iowa Commissioner to pay a dividend if such dividend would exceed certain statutory limitations. Based on these limitations and 1997 results, AmerUs Life could pay approximately $58 million in dividends in 1998 and Delta Life could pay approximately $8 million in dividends in 1998 without obtaining the Iowa Commissioner's approval. The payment of dividends by AmVestors' insurance subsidiaries is regulated under Kansas law. Kansas has statutory limitations similar to those of Iowa. Based upon these limitations and 1997 results, AmVestors' insurance subsidiaries could pay approximately $15 million in dividends in 1998 without obtaining prior regulatory approval. In February 1998 AmerUs Life paid the Company $5 million in dividends. Based upon the cumulative limitations and 1997 results, the Company's insurance subsidiaries could pay an additional $75 million in dividends in 1998 without obtaining regulatory approval. If AmerUs Life, Delta or AmVestors cannot pay dividends or interest to the Company in the future, it could have a material adverse effect on the Company and the market value of the Securities. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Capital Resources."

     Under the terms of its existing credit agreement with its banks, the Company is prohibited from paying cash dividends on the Company's capital stock in excess of an amount equal to 3% of the Company's consolidated net worth as of the last day of the preceding fiscal year. Accordingly, the Company would be permitted by its existing credit agreement to pay a cash dividend up to approximately $28 million in 1998. The Company has also pledged to the banks which are party to the Credit Agreement (as defined herein) approximately 49.9% of the outstanding common stock of AmerUs Life owned by the Company, 100% of the outstanding common stock of Delta and a $50 million 9% note payable to the Company by AmerUs Life.

     In connection with the 8.85% Capital Securities, Series A (the "Series A Capital Securities"), issued in February, 1997 by AmerUs Capital I, the Company's subsidiary trust, the Company has agreed not to declare or pay any dividends on the Company's capital stock, including the Class A Common Stock, during any period of time in which dividends on such Capital Securities are suspended, except for stock dividends. Other dividends in respect of the Company's capital stock cannot be paid until all accrued dividends on the Series A Capital Securities have been paid.

CONTROL BY AMHC; ANTI-TAKEOVER EFFECTS OF IOWA LAW AND THE COMPANY'S ARTICLES OF INCORPORATION AND BY-LAWS

     Under Iowa law and the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation"), AMHC, as a mutual insurance holding company, is required to own, directly or indirectly, shares of capital stock of AmerUs Life which carry the right to cast a majority of the votes entitled to be cast by all of the outstanding shares of AmerUs Life's capital stock. Consequently, AMHC may, without the approval of the other shareholders of the Company, elect all of the directors of the Company and approve matters submitted for shareholder approval. In addition, unless AMHC is demutualized, an action beyond the Company's control, the Company cannot be the subject of a successful takeover bid. Certain provisions in the Company's Articles of Incorporation and By-laws may delay, defer or prevent a takeover attempt that a shareholder might consider in his or her best interests. These provisions include supermajority voting rights for the Company's Class B common stock no par value (the "Class B Common Stock"), the ability of the board of directors to issue so-called "blank check" preferred stock and a classified board of directors. Such provisions may adversely affect the prevailing market price of the Class A Common Stock. See "Description of Capital Stock -- Certain Provisions of the Articles of Incorporation and the By-laws of the Company."

RELATIONSHIP WITH AMHC; POTENTIAL CONFLICTS OF INTEREST

     AMHC is a mutual insurance holding company which is operated for the benefit of its members. The members of AMHC are policyowners of AmerUs Life. AMHC (or certain of its wholly-owned subsidiaries) have entered into agreements with the Company and/or AmerUs Life in which the Company and/or AmerUs Life will provide to such subsidiaries or affiliates certain management, data processing, legal and other services, or such subsidiaries or affiliates will provide services to the Company and/or AmerUs Life. The Company's management believes the terms of such agreements are fair and reasonable. However, none of these contracts were the result of arms' length negotiations between independent parties. These agreements may be modified in the future. Additional agreements or transactions may be entered into between AMHC or subsidiaries of AMHC and the Company and its subsidiaries.

     As a result of these arrangements, there may be a number of potential conflicts of interest between the Company and AMHC. In an effort to address such potential conflicts, regulations of the Iowa Commissioner require the Company to have three outside directors who are not directors of AMHC. Currently, the Company has four outside directors who are not directors of AMHC or any of AMHC's subsidiaries. These outside directors comprise the Company's Intercompany Transactions Committee which reviews intercompany transactions involving potential conflicting interests. However, there can be no assurance that decisions made by AMHC will not adversely affect the Company.

     The National Association of Insurance Commissioners has formed a working group to review mutual insurance holding company legislation and regulations. The working group's review could address, among other things, potential restrictions on stock ownership by directors and officers, the utilization of non-voting or low voting stock, standards for affiliate transactions, and regulation of potential conflicts of interests. It is unclear what effect, if any, this review would have, but it is possible that insurance regulators, including Iowa, could propose additional laws or regulations which would affect or inhibit transactions between affiliates, future stock issuances, the ability of officers and directors to secure significant ownership positions in the Company or otherwise restrict the ability of the Company to take advantage of new business opportunities.

RESTRICTIONS ON RATIO OF THE COMPANY'S STOCK CLASSES

     The Company's Articles of Incorporation provide that the number of outstanding shares of Class A Common Stock (excluding shares of Common Stock owned by AMHC or another Permitted Class B Holder (as defined herein)) shall exceed the number of outstanding shares of the Company's Class B common stock plus the shares of Class A Common Stock beneficially owned by AMHC or another Permitted Class B Holder only as authorized by law and not by a ratio of more than three to one. As a result, the Company's ability to issue additional shares of Class A Common Stock for any reason, including raising additional equity capital, for stock options or in connection with acquisitions may be restricted if such condition should occur. As of March 1, 1998, the ratio was approximately 1:1.

UNCERTAINTIES IN INTEGRATING OPERATIONS AND ACHIEVING COST SAVINGS

     As a result of the acquisitions of Delta and AmVestors, the Company has substantially increased in size. While the Company has integrated the investment operations of both AmVestors and Delta with those of AmerUs Life, there can be no assurance as to the cost savings and efficiencies that will be achieved. The success of the acquisition of Delta depends in part on the ability of the Company to combine operations, integrate departments, systems and procedures and obtain cost savings from these acquisitions. While the operations of Delta have been integrated with those of AmerUs Life, and certain integration steps have been taken with respect to AmVestors, there can be no assurance as to the cost savings and efficiencies that will be achieved. See "Business -- Integration of Recently Acquired Subsidiaries."

FUTURE POLICY BENEFITS EXPOSURE

     The liability established by the Company for future life insurance and annuity policy benefits is based upon assumptions concerning a number of factors. Such factors include interest rates, mortality, duration of the policies and expenses. Actual experience will likely differ from assumed experience. If the Company's provision for future policy benefits proves inadequate, future earnings will be adversely affected.

REGULATORY AND RELATED RISKS

     The Company's life insurance subsidiaries are subject to regulation by state regulators under the insurance laws of states in which they conduct business. The Company, AmerUs Group, AMHC, AmerUs Life and Delta Life are regulated by the Iowa Insurance Division. Both the Iowa and Kansas Departments regulate transactions with affiliates. In addition, AmVestors and its subsidiaries are regulated by the Kansas Department of Insurance. The purpose of such regulation is primarily to provide safeguards for policyowners rather than to protect the interests of shareholders. The insurance laws of the various states establish regulatory agencies with broad administrative powers including the authority to grant or revoke operating licenses and to regulate sales practices, investments, deposits of securities, the form and content of financial statements and insurance policies, accounting practices and the maintenance of specified reserves and capital. In addition, the Iowa Commissioner of Insurance has adopted rules regulating the issuance of stock by the Company in equity offerings and the issuance of convertible securities.

     Insurance regulators have in recent years investigated allegations of improper sales practices by insurance agents, including churning and misleading sales presentations. The National Association of Insurance Commissioners has adopted a model law and regulation which would standardize the form and content of any illustrations provided to prospective purchasers of individual life insurance products. The model law has been enacted in a number of states. The Company expects that similar laws will eventually be enacted in additional states in which its subsidiaries sell individual life insurance products. There can be no assurance as to whether any such changes will have a material adverse impact on sales of such products by the industry as a whole or by the Company.

     Certain of the Company's insurance and annuity products are innovative and relatively new. The Company is operating within a new regulatory framework as a subsidiary of a mutual holding company which, in turn, has a converted stock insurer as a subsidiary. The regulatory framework at the state and federal level applicable to insurance and annuity products and the mutual holding company structure is evolving. The changing regulatory framework could affect the design or profitability of such products and the Company's ability to sell certain products. For example, in August 1997, the SEC requested information and comments about the structure of equity index insurance products, the manner in which they are marketed and the federal securities law issues raised by equity index insurance products. It is possible that the SEC may propose new regulations or policies with respect to equity index insurance products which may affect the marketing of such products or impose requirements that some or all such products be registered with the SEC.

RISKS OF CLASS ACTION LITIGATION

     In recent years, a number of life insurance companies, including AmerUs Life, have been named defendants in class action lawsuits arising out of their business practices. AmerUs Life recently settled one such class action lawsuit, although the exact amount of such settlement is yet to be determined. Although AmerUs Life has denied all allegations against it and has vigorously defended against the remaining class action lawsuit which has been brought against AmerUs Life, there can be no assurance that such litigation, or similar litigation filed in the future, will not have a material adverse affect on the life insurance industry generally or on the Company. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

RISKS RELATING TO THE CLOSED BLOCK

     In connection with the Reorganization, AmerUs Life was required to allocate specific assets for the benefit of insurance policies and annuities existing at the time of the Reorganization that pay dividends or provide interest credits. This is known as a "Closed Block." The Closed Block is designed to provide reasonable assurance to owners of policies included therein that, after the Reorganization, assets would be available to maintain the dividend scales and interest credits in effect prior to the Reorganization if the experience underlying such scales and credits continues. The investment performance of the assets in the Closed Block and the performance of the policies covered by the Closed Block will affect future dividends and interest credits. Any excess of cumulative favorable experience for Closed Block policies over unfavorable experience will be available for distribution over time to Closed Block policyowners and will not be available to AmerUs Life or the Company. Unless the Iowa Commissioner consents to an earlier termination, the Closed Block will continue to be in effect until the date on which none of the policies in the Closed Block remains in force.

     The Company will continue to pay guaranteed benefits under all policies, including the policies included in the Closed Block, in accordance with their terms. If the assets allocated to the Closed Block, the investment cash flows from those assets and the revenues from the policies included in the Closed Block including investment income thereon prove to be insufficient to pay the benefits guaranteed under the policies included in the Closed Block, the Company will be required to make such payments from its general funds. The Company bears the costs of operating and managing the Closed Block and, accordingly, such costs were not funded as part of the assets allocated to the Closed Block. Any increase in such costs in the future would be borne by the Company. See "Reorganization and Recent Acquisitions -- The Reorganization -- Establishment and Operation of the Closed Block."

RISKS RELATING TO YEAR 2000 COMPLIANCE

     As the year 2000 approaches, an important business issue has emerged regarding how existing application software programs and operating systems can accommodate the date value "2000." Many existing application software products were designed to only accommodate a two digit date position which represents the year (e.g., the number "95" is stored on the system and represents the year
1995). As a result, the year 1999 (i.e., "99") is the maximum date value many systems will be able to accurately process. The Company formed a year 2000 working group to address potential problems posed by this development to assure that the Company is prepared for year 2000. Total estimated costs are in a range of $4 to $6 million with approximately $3 million to be incurred in 1998. However, if modifications and conversions to deal with year 2000 issues are not completed on a timely basis or are not fully effective, such issues may have a material adverse effect on the operations of the Company. All costs associated with year 2000 modifications and conversions will be expensed as incurred. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Year 2000 Compliance."

CLASS A COMMON STOCK ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Class A Common Stock (including shares of the Company's Class B common stock converted into Class A Common Stock), or the perception that such sales could occur, could have an adverse effect on the price of the Class A Common Stock. As of December 31, 1997, AMHC beneficially owned 12,380,300 shares of Class A Common Stock. All of the shares of Class A Common Stock which are currently beneficially owned by AMHC are eligible for sale under SEC rules, subject to certain volume and timing limitations and restrictions imposed on AMHC, as a mutual holding company, by Iowa law.

                                USE OF PROCEEDS

     Unless otherwise indicated in the accompanying Prospectus Supplement, the net proceeds received by the Company from the sale of the Securities offered hereby are expected to be used for general corporate purposes. The proceeds from the sale of Capital Securities by the AmerUs Trusts will be invested in the Junior Subordinated Debt of the Company. Except as may otherwise be described in the Prospectus Supplement relating to such Capital Securities, the Company expects to use the net proceeds from the sale of such Junior Subordinated Debt to the AmerUs Trusts for general corporate purposes. Any specific allocation of the proceeds to a particular purpose that has been made at the date of any Prospectus Supplement will be described therein.

                     REORGANIZATION AND RECENT ACQUISITIONS

THE REORGANIZATION

     BACKGROUND AND DESCRIPTION OF THE REORGANIZATION

     On October 27, 1995, the Board of Directors of American Mutual Life adopted the plan of reorganization (the "AmerUs Reorganization Plan"), pursuant to which AMHC was formed as a mutual insurance holding company and American Mutual Life was converted into a stock life insurance company and its name was changed to AmerUs Life Insurance Company.

     As part of the Reorganization, all of the shares of capital stock of AmerUs Life were issued to AMHC. Subsequently, AMHC contributed all of its shares of capital stock of AmerUs Life to AmerUs Group, which contributed such shares to the Company, AmerUs Group's then wholly-owned subsidiary. Under this structure, the Company is an intermediate holding company, with AmerUs Group as its direct controlling shareholder and AmerUs Life as its wholly-owned subsidiary. Under Iowa law, AMHC is required to retain direct or indirect ownership and control of shares which carry the right to cast a majority of the votes entitled to be cast by holders of the outstanding capital stock of AmerUs Life.

     Iowa legislation permits AMHC to demutualize, a process which would cause AMHC to convert from mutual to stock form and become publicly owned by shareholders. Pursuant to the Company's Articles of Incorporation, upon a demutualization of AMHC, all of the Company's shares of outstanding Class B Common Stock will automatically convert into shares of Class A Common Stock. See "Description of Capital Stock." AMHC has advised the Company that AMHC has no present plans to demutualize.

     ESTABLISHMENT AND OPERATION OF THE CLOSED BLOCK

     In connection with the Reorganization, the Closed Block was established. Insurance policies which had a dividend scale in effect as of June 30, 1996 were included in the Closed Block. The Closed Block was designed to provide reasonable assurance to policyowners included therein that, after the Reorganization, assets will be available to maintain the dividend scales and interest credits in effect prior to the Reorganization if the experience underlying such scales and credits continues. The establishment of the Closed Block did not alter, diminish, reduce or in any other way adversely affect these policyowners' contractual rights.

     Pursuant to the AmerUs Reorganization Plan, assets were allocated to the Closed Block at June 30, 1996 in an amount which the Company expects to produce cash flows which, together with anticipated revenues from the policies in the Closed Block, are expected to be sufficient to support the Closed Block business, including provision for payment of claims, taxes and certain other expenses and for the continuation of dividend scales and interest credits in effect prior to the Reorganization if the experience underlying such scales and credits continues or for appropriate adjustments in such scales and credits if the experience changes. The assets, including the revenue therefrom, allocated to the Closed Block will accrue solely to the benefit of policyowners included in the Closed Block business until such time as the Closed Block is no longer in effect. To the extent that over time cash flows from the assets allocated to the Closed Block and other experience relating to the Closed Block are, in the aggregate, more or less favorable than assumed in establishing the Closed Block, total dividends and interest credits paid to Closed Block policyowners in the future may be greater than or less than the total dividends and interest credits that would have been paid to these policyowners if the dividend scales and interest credits in effect prior to the Reorganization had been continued. Dividends and interest credits on policies included in the Closed Block, as in the past, will be declared at the discretion of AmerUs Life's Board of Directors and may vary from time to time (reflecting changes in investment, mortality, persistency and other experience factors).

     AmerUs Life will continue to pay guaranteed benefits under all policies, including the policies included in the Closed Block, in accordance with their terms. If the assets allocated to the Closed Block, the investment cash flows from those assets and the revenues from the policies included in the Closed Block, including investment income thereon, prove to be insufficient to pay the benefits guaranteed under the policies included in the Closed Block, AmerUs Life will be required to make such payments from its general funds. AmerUs Life bears the costs of operating and managing the Closed Block and, accordingly, such costs were not funded as part of the assets allocated to the Closed Block. Any increase in such costs in the future would be borne by AmerUs Life.

     The Closed Block will continue in effect until either (i) the last policy in the Closed Block is no longer in force or (ii) the Closed Block is dissolved. The AmerUs Reorganization Plan provides that the Closed Block may not be dissolved without the approval of the Iowa Commissioner, which approval could only be obtained if dissolution were demonstrated not to be adverse to the interests of the policyowners whose policies make up the Closed Block. If the Closed Block is dissolved, the assets associated with the Closed Block will become part of AmerUs Life's general funds. If the Closed Block is not dissolved, the expected life of the Closed Block is in excess of 75 years.

     At December 31, 1997, the Closed Block had assets of $1,391.8 million and liabilities of $1,623.4 million. The excess of Closed Block Liabilities over Closed Block Assets represents the expected future after-tax contributions (before certain other expense charges, which were not funded in the Closed Block) from the Closed Block which may be recognized in income over the period the policies in the Closed Block remain in force.

     If the actual contribution from the Closed Block in any given period equals or exceeds the expected contribution for such period as determined at the establishment of the Closed Block, only the expected contribution would be recognized in income from continuing operations for that period. Any excess of the actual contribution over the expected contribution is recognized in income from continuing operations to the extent that the aggregate expected contribution for all prior periods exceeded the aggregate actual contribution. Any remaining excess of actual contribution over expected contributions would be accrued in the Closed Block as a liability for future policyowners' dividends. This accrual for future dividends effectively limits the actual Closed Block contribution recognized in income from continuing operations to the Closed Block contribution expected to emerge from operation of the Closed Block as determined as of the date of establishment of the Closed Block.

     If the actual contribution from the Closed Block in any given period is less than the expected contribution for that period, because changes in dividends scales are inadequate to offset the negative performance in relation to the expected performance, the contribution inuring to shareholders of AmerUs Life will be reduced. If a liability for policyowners' dividends had been previously established in the Closed Block because the actual contribution to the relevant date had exceeded the expected contribution to such date, such liability would be reduced (but not below zero) in any periods in which the actual contribution for that period is less than the expected contribution for such period.

ACQUISITION OF DELTA LIFE CORPORATION

     On October 23, 1997, the Company acquired all of the outstanding capital stock of Delta for approximately $165 million in cash. The principal asset of Delta is its wholly-owned subsidiary, Delta Life, a Tennessee-domiciled life insurance company and, following its acquisition by the Company, redomiciled to Iowa in 1998. Delta Life is licensed in the District of Columbia and in all states except New York, and specializes in the sale of individual single and flexible premium deferred annuities, primarily in the southeastern, western, southwestern and midwestern regions of the United States. Sales are made primarily through a network of over 3,300 independent agents. Approximately 58% of Delta Life's 1997 direct collected premiums were derived from retirement-oriented tax-qualified annuities. As of December 31, 1997, Delta Life had approximately 52,000 annuity contracts outstanding.

     Delta Life's strategy is to structure its fixed annuity products to appeal to the conservative retirement saver who is seeking principal preservation and consistency of earnings. Most of Delta Life's products are innovative in that they incorporate a fixed contractual management fee. In addition to offering a lifetime guaranteed minimum interest crediting rate and an annual guaranteed interest crediting rate, these annuities also require the crediting of the interest rate earned on the assets supporting the respective policies after deducting the contractual management fee. Over 70% of policyowners' assets are invested in securities issued, secured or guaranteed by the U.S. Government, government agencies or government instrumentalities.

     The Delta Acquisition increased the Company's presence in the rapidly growing asset accumulation business, significantly expanded the Company's distribution capacity, provided the Company access to Delta's extensive marketing capabilities, expanded the Company's presence in the south and southeast and expanded the Company's offering of competitive products that meet the demands of consumers. By integrating the operations of Delta Life with those of AmerUs Life, the Company substantially reduced the unit costs of both AmerUs Life's and Delta Life's general insurance expenses and investment expenses by spreading fixed costs over a larger revenue base. The Delta Acquisition also increased and diversified the Company's distribution channels.

ACQUISITION OF AMVESTORS FINANCIAL CORPORATION

     On December 19, 1997 the Company acquired AmVestors in a stock exchange valued at approximately $350 million. AmVestors' principal operating subsidiaries are American, a Kansas domiciled life insurance company licensed in 48 states and the District of Columbia and FBL, a Kansas domiciled life insurance company doing business in 40 states, the District of Columbia and the U.S. Virgin Islands. AmVestors distributes its products through a national network of approximately 7,800 licensed independent agents. As of December 31, 1997, AmVestors had approximately 104,000 annuity contracts outstanding.

     AmVestors specializes in the sale of annuity products, further strengthening the Company's presence in the rapidly growing asset accumulation and retirement savings markets. AmVestors' strategy is to focus on the dynamics of the growing retirement market and the need for easily-administered, low-risk annuities. AmVestors continually enhances its products based on market conditions. The time frame for new product releases is generally less than two months from conceptualization to rollout. Outstanding service to its policyholders, including easy-to-read statements; quick delivery of policies and turnaround on customer service calls; 24-hour-a-day product and customer information availability and systematic withdrawal represent other areas of strategic focus of AmVestors.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     The following analysis of the consolidated results of operations and financial condition of the Company should be read in conjunction with the Selected Consolidated Financial and Operating Data and the Consolidated Financial Statements of the Company and related notes included elsewhere or incorporated by reference in this Prospectus.

OVERVIEW

     The Company is a holding company engaged through its subsidiaries in the business of marketing, underwriting and distributing a broad range of individual life insurance and annuity products to individuals and businesses in 49 states, the District of Columbia and the U.S. Virgin Islands. The Company's primary product offerings consist of whole life, universal life and term life insurance policies and fixed annuities. Since April 1, 1996 the Company has been a party to the Ameritas Joint Venture with Ameritas, through which it markets fixed annuities and sells variable annuities and variable life insurance products. See "Business -- Products."

     In accordance with GAAP, universal life insurance premiums and annuity deposits received are reflected as increases in liabilities for policyowner account balances and not as revenues. Revenues reported for universal life and annuity products consist of policy charges for the cost of insurance, administration charges and surrender charges assessed against policyowner account balances. Surrender benefits paid relating to universal life insurance policies and annuity products are reflected as decreases in liabilities for policyowner account balances and not as expenses. Amounts for interest credited to universal life and annuity policyowner account balances and benefit claims in excess of policyowner account balances are reported as expenses in the financial statements. The Company receives investment income earned from the funds deposited into account balances by universal life and annuity policyowners, the majority of which is passed through to such policyowners in the form of interest credited.

     Premium revenues reported for traditional life insurance products are recognized as revenues when due. Future policy benefits and policy acquisition costs are recognized as expenses over the life of the policy by means of a provision for future policy benefits and amortization of deferred policy acquisition costs.

     The costs related to acquiring new business, including certain costs of issuing policies and certain other variable selling expenses (principally commissions), defined as deferred policy acquisition costs, are capitalized and amortized as an expense primarily in proportion to expected profits or margins from such policies. This amortization is adjusted when current or estimated future gross profits or margins on the underlying policies vary from previous estimates. For example, the amortization of deferred policy acquisition costs is accelerated when policy terminations are higher than originally estimated or when investments supporting the policies are sold at a gain prior to their anticipated maturity. Death and other policyowner benefits reflect exposure to mortality risk and fluctuate from period to period based on the level of claims incurred within insurance retention limits. The profitability of the Company is primarily affected by expense levels, interest spread results (i.e., the excess of investment earnings over the interest credited to policyowners) and fluctuations in mortality, persistency and other policyowner benefits. The Company has the ability to mitigate adverse experience through adjustments to credited interest rates, policyowner dividends or cost of insurance charges.

ADJUSTED OPERATING INCOME

     The following table reflects net income adjusted to eliminate certain items (net of applicable income taxes) which management believes are not necessarily indicative of overall operating trends, including net realized gains or losses on investments. Different items are likely to occur in each period presented and others may have different opinions as to which items may warrant adjustment. The adjusted operating income shown below does not constitute net income computed in accordance with GAAP.

                                                               YEAR ENDED DECEMBER 31,
                                                ------------------------------------------------------
                                                 1997        1996        1995       1994        1993
                                                 ----        ----        ----       ----        ----
                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net income..................................    $58,059    $ 74,173    $ 69,348    $ 6,667    $ 31,209
Net realized (gains) losses on
  investments(A)............................     (9,008)    (42,552)    (32,244)    11,223     (10,187)
Equity add-on tax(B)........................         --       4,480          --      9,585          --
Reorganization costs(C).....................         --       1,522       1,426         --          --
Adoption of SFAS 106(D).....................         --          --          --         --       3,214
                                                -------    --------    --------    -------    --------
Adjusted operating income...................    $49,051    $ 37,623    $ 38,530    $27,475    $ 24,236
                                                =======    ========    ========    =======    ========
Adjusted operating income per common
  share.....................................      $2.08       $1.62       $1.66         --          --

-------------------------
(A) Represents realized gains or losses on investments less that portion of the amortization of deferred policy acquisition costs adjusted for income taxes on such amounts. Realized gains may vary widely between periods. Such amounts are determined by management's timing of individual transactions and do not necessarily correspond to the underlying operating trends.

(B) Represents the mutual life insurance company equity add-on tax, which is applicable only to mutual life insurance companies and which the Company believes is not applicable to the Company after June 30, 1996 due to AmerUs Life's conversion into a stock company.

(C) Represents costs directly related to the Reorganization consisting primarily of printing, postage, legal and consulting costs adjusted for income taxes on such amounts. These costs were not of a continuing nature and were not expected to have any effect on future operations.

(D) As of January 1, 1993, the Company adopted SFAS 106, pursuant to which the cost of certain post-retirement benefits must be recognized on an accrual basis as employees perform services to earn such benefits. The Company's transition obligation as of January 1, 1993 amounted to approximately $3.2 million, net of income tax benefits, and was recorded as a cumulative effect adjustment to net income.

RECENT ACQUISITIONS

     The Company acquired all of the outstanding stock of Delta on October 23, 1997, for approximately $165 million in cash. The transaction was accounted for as a purchase and accordingly, the Company's results of operations include Delta from the date of purchase. The Company acquired all of the outstanding stock of AmVestors on December 19, 1997, in a stock exchange valued at approximately $350 million. This transaction was also accounted for as a purchase and the Company's results of operations include AmVestors from the date of purchase. See "Reorganization and Recent Acquisitions -- Acquisition of Delta Life Corporation and -- Acquisition of AmVestors Financial Corporation".

THE CLOSED BLOCK

     The Closed Block was established on June 30, 1996. Insurance policies which had a dividend scale in effect as of June 30, 1996 were included in the Closed Block. The Closed Block was designed to provide reasonable assurance to owners of insurance policies included therein that, after the Reorganization, assets would be available to maintain the dividend scales and interest credits in effect prior to the Reorganization if the experience underlying such scales and credits continues. See "Risk Factors -- Risks Relating to the Closed Block" and "Reorganization and Recent Acquisitions -- Establishment and Operation of the Closed Block".

     The contribution to the operating income of the Company from the Closed Block is reported as a single line item in the income statement. Accordingly, premiums, product charges, investment income, realized gains (losses) on investments, policyowner benefits and dividends attributable to the Closed Block, less certain minor expenses including amortization of deferred policy acquisition costs, are shown as a net number under the caption the "Contribution from the Closed Block." This results in material reductions in the respective line items in the income statement while having no effect on net income. The expenses associated with the administration of the policies included in the Closed Block and the renewal commissions on these policies are not charged against the Contribution from the Closed Block, but rather are grouped with underwriting, acquisition and insurance expenses. Also, all assets allocated to the Closed Block are grouped together and shown as a separate item entitled "Closed Block Assets." Likewise, all liabilities attributable to the Closed Block are combined and disclosed as the "Closed Block Liabilities."

COMBINED RESULTS OF OPERATIONS

     Since the operating results from the Closed Block are reported on one line of the income statement, "Contribution from the Closed Block," individual income statement components are not fully comparable with those prior to the establishment of the Closed Block. Management believes that the presentation of the results of operations for 1997 on a combined basis as if the Closed Block had not been formed facilitates comparability with the results of operations for 1996 prior to the formation of the Closed Block and for 1995. Accordingly, the combined presentation set forth below includes certain revenues and expenses associated with policies included in the Closed Block. Such presentation does not, however, affect the Company's reported net income.

                                                                  YEAR ENDED DECEMBER 31, 1997
                                                                --------------------------------
                                                                   AS        CLOSED
                                                                REPORTED     BLOCK      COMBINED
                                                                --------     ------     --------
                                                                         (IN THOUSANDS)
Revenues
  Insurance premiums........................................    $ 48,127    $206,145    $254,272
  Product charges...........................................      43,441      17,464      60,905
  Net investment income.....................................     224,431     113,759     338,190
  Realized gains on investments.............................      13,791         718      14,509
  Contribution from the Closed Block........................      31,045     (31,045)         --
                                                                --------    --------    --------
       Total revenues.......................................     360,835     307,041     667,876
Benefits and expenses
  Policyowner benefits......................................     193,237     209,377     402,614
  Underwriting, acquisition and insurance expenses..........      51,663       6,603      58,266
  Amortization of deferred policy acquisition costs.........      20,987      31,470      52,457
  Dividends to policyowners.................................       1,587      59,591      61,178
                                                                --------    --------    --------
       Total benefits and expenses..........................     267,474     307,041     574,515
Income from operations......................................      93,361          --      93,361
Interest expense............................................      14,980          --      14,980
                                                                --------    --------    --------
Income before income tax expense and equity in earnings of
  unconsolidated subsidiary.................................      78,381          --      78,381
Income tax expense..........................................      22,022          --      22,022
                                                                --------    --------    --------
Income before equity in earnings of unconsolidated
  subsidiary................................................      56,359          --      56,359
Equity in earnings of unconsolidated subsidiary.............       1,700          --       1,700
                                                                --------    --------    --------
       Net income...........................................    $ 58,059    $     --    $ 58,059
                                                                ========    ========    ========

                                                                  YEAR ENDED DECEMBER 31, 1996
                                                                --------------------------------
                                                                   AS        CLOSED
                                                                REPORTED     BLOCK      COMBINED
                                                                --------     ------     --------
                                                                         (IN THOUSANDS)
Revenues
  Insurance premiums........................................    $138,476    $108,315    $246,791
  Product charges...........................................      49,347       9,324      58,671
  Net investment income.....................................     228,625      56,329     284,954
  Realized gains on investments.............................      65,983         481      66,464
  Contribution from the Closed Block........................      19,909     (19,909)         --
                                                                --------    --------    --------
       Total revenues.......................................     502,340     154,540     656,880
Benefits and expenses
  Policyowner benefits......................................     261,869     103,951     365,820
  Underwriting, acquisition and insurance expenses..........      54,857       2,969      57,826
  Amortization of deferred policy acquisition costs.........      40,160      18,412      58,572
  Dividends to policyowners.................................      26,324      29,208      55,532
                                                                --------    --------    --------
       Total benefits and expenses..........................     383,210     154,540     537,750
Income from operations......................................     119,130          --     119,130
Interest expense............................................       2,142          --       2,142
                                                                --------    --------    --------
Income before income tax expense and equity in earnings of
  unconsolidated subsidiary.................................     116,988          --     116,988
Income tax expense..........................................      43,859          --      43,859
                                                                --------    --------    --------
Income before equity in earnings of unconsolidated
  subsidiary................................................      73,129          --      73,129
Equity in earnings of unconsolidated subsidiary.............       1,044          --       1,044
                                                                --------    --------    --------
       Net income...........................................    $ 74,173    $     --    $ 74,173
                                                                ========    ========    ========

     1997 COMPARED TO 1996

     A summary of the Company's combined revenues, including revenues associated with the Closed Block, follows:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                             --------------------
                                                               1997        1996
                                                               ----        ----
                                                                (IN THOUSANDS)
Insurance premiums
  Traditional life insurance premiums....................    $236,878    $228,986
  Immediate annuity and supplementary contract
     premiums............................................      17,238      16,082
  Other premiums.........................................         156       1,723
                                                             --------    --------
       Total insurance premiums..........................     254,272     246,791
Universal life product charges...........................      59,236      57,834
Annuity product charges..................................       1,669         837
                                                             --------    --------
       Total product charges.............................      60,905      58,671
Net investment income....................................     338,190     284,954
Realized gains on investments............................      14,509      66,464
                                                             --------    --------
       Total revenues....................................    $667,876    $656,880
                                                             ========    ========

     In 1997, individual life and annuity premiums and product charges increased by $11.2 million to $315.0 million, or 3.7%, from $303.8 million in 1996. Included in this increase was $1.2 million of premium and product charges earned in the fourth quarter resulting primarily from Delta. Insurance premiums increased by $7.5 million to $254.3 million in 1997 compared to $246.8 million in 1996. Traditional life insurance premiums increased by $7.9 million in 1997. The increase in traditional life insurance premiums in 1997 was primarily the result of continued growth in renewal premiums and also the increased sales of term life insurance products. Changes in the level of immediate annuity deposits and supplementary contract premiums were primarily the result of fluctuations in immediate annuity and supplementary contract sales. Other premiums decreased in 1997 primarily due to the sale of the Company's remaining group life operation in 1996.

     Universal life product charges increased slightly in 1997 primarily due to increased cost of insurance charges as a result of the normal aging of that block of business. Annuity product charges for 1997 included $0.7 million earned in the fourth quarter by recently acquired companies.

     Net investment income increased by $53.3 million to $338.2 million in 1997 compared to $284.9 million in 1996. Included in the 1997 increase in net investment income was $30.2 million of net investment income from recently acquired companies during the fourth quarter. The remaining $23.1 million increase in 1997 was attributable to an increase in average invested assets and effective yields on average invested assets. Average invested assets (excluding market value adjustments and acquisitions) in 1997 increased by $111.5 million from 1996, and the effective yield on average invested assets (excluding market value adjustments and acquisitions) increased to 7.89% in 1997 from 7.55% in 1996. Contributing to the higher yields in 1997 was investment income of $10.1 million from equity in earnings of certain investment partnerships.

     Realized gains on investments were $14.5 million in 1997 compared to gains of $66.4 million in 1996. Included in the amounts for 1996 were approximately $51.1 million of gains from the sale of common stock as a result of the liquidation of the Company's equity portfolio primarily during the first quarter of 1996.

     A summary of the Company's combined policyowner benefits, including policyowner benefits associated with the Closed Block, follows:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1997       1996
                                                                ----       ----
                                                                (IN THOUSANDS)
Traditional life insurance
  Death benefits............................................  $ 40,821   $ 32,251
  Change in liability for future policy benefits and other
     policy benefits........................................   170,275    160,036
                                                              --------   --------
     Total traditional life insurance benefits..............   211,096    192,287
Universal life insurance
  Death benefits in excess of cash value....................    24,682     23,871
  Interest credited to policyowner account balances.........    45,232     43,203
  Other policy benefits.....................................     3,453      3,026
                                                              --------   --------
     Total universal life insurance benefits................    73,367     70,100
Annuities
  Interest credited to deferred annuity account balances....    80,440     66,254
  Other annuity benefits....................................    37,133     34,334
                                                              --------   --------
     Total annuity benefits.................................   117,573    100,588
Miscellaneous benefits......................................       578      2,845
                                                              --------   --------
     Total policyowner benefits.............................  $402,614   $365,820
                                                              ========   ========

     Total policyowner benefits were $402.6 million in 1997 compared to $365.8 million in 1996 or an increase of $36.8 million. The 1997 amount included fourth quarter benefits of acquired companies of $23.4 million consisting primarily of interest credited to annuity account balances and other annuity benefits.

     Traditional life insurance benefits increased by $18.8 million in 1997. The increase in 1997 was primarily due to the growth and aging of the business in force and increased death benefits as a result of higher mortality. Universal life insurance benefits increased by $3.3 million in 1997. The increased benefits in 1997 were due to increased interest credited to policyowner account balances and increased death benefits due to higher mortality. While the weighted average crediting rate for AmerUs Life's universal life liabilities decreased four basis points to 6.23% in 1997 from 6.27% in 1996, AmerUs Life's average liabilities increased by $33.7 million from 1996 to 1997, resulting in the increased credited amounts in 1997.

     Annuity benefits, including the fourth quarter results of recent acquisitions, were $117.6 million, an increase of $17.0 million compared to 1996. The annuity benefits of recent acquisitions amounted to $23.2 million which were partially offset by a $6.2 million decrease in AmerUs Life's annuity benefits in 1997 to $94.4 million compared to $100.6 million in 1996. The decrease in AmerUs Life's annuity benefits during 1997 was due to reduced interest credited to policyowner account balances. The weighted average crediting rate for AmerUs Life's individual deferred annuity liabilities decreased eleven basis points to 5.25% in 1997 compared to 5.36% in 1996 and AmerUs Life's average deferred annuity liabilities decreased by $119.1 million from 1996 to 1997, also contributing to the lower interest credited amounts in 1997 for AmerUs Life. Most annuity sales after May, 1996 have been recorded by the Ameritas Joint Venture, resulting in a decrease in the average deferred annuity liabilities at AmerUs Life.

     Miscellaneous benefits decreased in 1997 primarily due to the sale of the Company's remaining group life operation in 1996.

     A summary of the Company's combined expenses, including expenses associated with the Closed Block, follows:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                             --------------------
                                                               1997        1996
                                                               ----        ----
Commission expense, net of deferrals.....................    $  8,252    $  7,892
Other underwriting, acquisition and insurance expenses,
  net of deferrals.......................................      50,014      49,934
Amortization of deferred policy acquisition costs........      52,457      58,572
                                                             --------    --------
     Total expenses......................................    $110,723    $116,398
                                                             ========    ========

     The Company's commission expense, net of deferrals, increased by $0.4 million to $8.3 million in 1997, compared to $7.9 million in 1996. The increase in 1997 was primarily the result of the fourth quarter commission expense, net of deferrals, of the Company's recent acquisitions. Other underwriting, acquisition and insurance expenses, net of deferrals, were $50.0 million in 1997, compared to $49.9 million in 1996. Included in the 1997 expenses were $4.1 million of fourth quarter expenses, net of deferrals, attributable to the recently acquired companies.

     Excluding recently acquired companies, other underwriting, acquisition and insurance expenses, net of deferrals, decreased by $4.0 million to $45.9 million in 1997. This decrease in expenses during 1997 was primarily due to the establishment of a $5.0 million litigation reserve during 1996 in connection with certain class action litigation, partially offset by a $1.3 million write-off of expenses during 1997 related to the former bank credit facility which was replaced by a new agreement in the fourth quarter of 1997.

     The amortization of deferred policy acquisition costs decreased by $6.1 million in 1997. Deferred policy acquisition costs are generally amortized in proportion to gross margins, including realized capital gains. Higher death benefits and lower realized capital gains in 1997, compared to 1996, contributed to lower gross margins in 1997 on products for which deferred costs are amortized, resulting in the lower amortization in 1997.

     Dividends to policyowners increased by $5.7 million, to $61.2 million in 1997 compared to $55.5 million in 1996. The increase in dividends was primarily the result of the growth and aging of in force business. Traditional life reserves grew 8.1% to the end of 1997, to $1.31 billion. The weighted average dividend interest rate credited to these policies was 7.19% in 1997 compared to 7.17% in 1996.

     Income from operations decreased by $25.7 million, to $93.4 million in 1997 compared to $119.1 million in 1996. Recent acquisitions added $3.3 million of income from operations during the fourth quarter. However, the overall decrease in 1997 income from operations was primarily due to the decrease in realized gains on investments in 1997.

     Interest expense increased by $12.9 million in 1997 to $15.0 million compared to $2.1 million in 1996. The increase in interest expense in 1997 was primarily due to the interest expense on the capital securities issued by the Company during 1997 and interest expense on the revolving line of credit. This added interest expense was largely offset by investment of the borrowed funds which contributed to the growth in invested assets and the higher investment earnings of 1997.

     Income before income tax expense and equity in earnings of unconsolidated subsidiary decreased by $38.6 million to $78.4 million in 1997 compared to $117.0 million in 1996. While acquisitions added $3.3 million of income before income tax expense during the fourth quarter, the overall decrease in 1997 income resulted primarily from the decrease in realized gains on investments in 1997.

     Income tax expense decreased by $21.8 million in 1997 to $22.0 million compared to $43.8 million in 1996. The decrease in 1997 was primarily due to the lower pre-tax income as a result of the lower realized gains on investments, a $4.5 million provision for the equity add-on tax included in the first half of 1996, and increased tax credits of $3.9 million in 1997. The equity add-on tax is applicable only to mutual life insurance companies and the Company believes such tax is not applicable to the Company after June 30, 1996 due to the conversion of AmerUs Life into a stock company.

     Net income decreased by $16.1 million in 1997 to $58.1 million compared to $74.2 million in 1996. Net income for 1997 included $1.8 million resulting from acquisitions during the fourth quarter. The overall lower net income for 1997 was primarily due to lower realized gains on investments.

     1996 COMPARED TO 1995

     A summary of the Company's combined revenues, including revenues associated with the Closed Block, follows:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                           -------------------
                                                             1996       1995
                                                             ----       ----
                                                             (IN THOUSANDS)
Insurance premiums
  Traditional life insurance premiums....................  $228,986   $219,732
  Immediate annuity and supplementary contract
     premiums............................................    16,082     17,659
  Other premiums.........................................     1,723      6,696
                                                           --------   --------
     Total insurance premiums............................   246,791    244,087
Universal life product charges...........................    57,834     56,763
Annuity product charges..................................       837        607
                                                           --------   --------
     Total product charges...............................    58,671     57,370
Net investment income....................................   284,954    285,244
Realized gains on investments............................    66,464     51,387
                                                           --------   --------
     Total revenues......................................  $656,880   $638,088
                                                           ========   ========

     In 1996, individual life and annuity premiums and product charges increased by $9.0 million to $303.8 million, or 3.1%, from $294.8 million in 1995. Insurance premiums increased by $2.7 million to $246.8 million in 1996 compared to $244.1 million in 1995. Traditional life insurance premiums increased by $9.3 million in 1996. The increase in traditional life insurance premiums in 1996 was primarily the result of continued growth in renewal premiums. Changes in the level of immediate annuity deposits and supplementary contract premiums were primarily the result of fluctuations in immediate annuity and supplementary contract sales. Other premiums decreased significantly in 1996 primarily due to the Company's exit from several group life and long-term disability reinsurance pools in the second half of 1995 and the sale of the Company's remaining group life operation in the third quarter of 1996.

     Universal life product charges increased slightly in 1996 primarily due to increased cost of insurance charges as a result of the normal aging of that block of business.

     Net investment income decreased by $0.3 million to $284.9 million in 1996 compared to $285.2 million in 1995. The decrease in net investment income in 1996 was attributable to an increase in average invested assets more than offset by declines in the effective yields on average invested assets. Average invested assets (excluding market value adjustments) increased by $171.8 million largely as a result of the investment of the $175.0 million proceeds from bank borrowings late during the year. The effective yield on average invested assets (excluding market value adjustments) decreased to 7.55% in 1996 from 7.88% in 1995. The decrease in effective yield in 1996 was primarily due to lower bond yields and the timing of the investment of the proceeds from the bank borrowing.

     Realized gains on investments were $66.4 million in 1996 compared to gains of $51.4 million in 1995. Included in the amounts for 1996 were approximately $51.1 million of gains from the sale of common stock as a result of the liquidation of the Company's equity portfolio which commenced in 1995. The increase in gains of $15.0 million in 1996 resulted primarily from increased sales of common stock in the investment portfolio. The sale of common stock in 1996 and 1995 was a direct result of the Company's decision to reduce the level of equity securities as a percentage of its investment portfolio on a long-term basis. Proceeds from these sales were invested primarily in fixed maturity securities.

     A summary of the Company's combined policyowner benefits, including policyowner benefits associated with the Closed Block, follows:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                             --------------------
                                                               1996        1995
                                                               ----        ----
                                                                (IN THOUSANDS)
Traditional life insurance
  Death benefits.........................................    $ 32,251    $ 32,196
  Change in liability for future policy benefits and
     other policy benefits...............................     160,036     152,742
                                                             --------    --------
       Total traditional life insurance benefits.........     192,287     184,938
Universal life insurance
  Death benefits in excess of cash value.................      23,871      20,802
  Interest credited to policyowner account balances......      43,203      41,532
  Other policy benefits..................................       3,026       5,218
                                                             --------    --------
       Total universal life insurance benefits...........      70,100      67,552
Annuities
  Interest credited to deferred annuity account
     balances............................................      66,254      78,120
  Other annuity benefits.................................      34,334      35,582
                                                             --------    --------
       Total annuity benefits............................     100,588     113,702
Miscellaneous benefits...................................       2,845       8,428
                                                             --------    --------
       Total policyowner benefits........................    $365,820    $374,620
                                                             ========    ========

     Total policyowner benefits were $365.8 million in 1996 compared to $374.6 million in 1995. Traditional life insurance benefits increased by $7.3 million in 1996 primarily due to the growth and aging of the business in force. Universal life insurance benefits increased by $2.5 million in 1996. The increased benefits in 1996 were due to increased interest credited to policyowner account balances and increased death benefits due to higher mortality. While the weighted average crediting rate for AmerUs Life's universal life liabilities decreased 19 basis points to 6.27% in 1996 from 6.46% in 1995, the AmerUs Life's average liabilities increased by $39.8 million from 1995 to 1996, resulting in the increased interest credited amounts in 1996.

     Annuity benefits decreased $13.1 million in 1996 to $100.6 million compared to $113.7 million in 1995, primarily due to reduced interest credited to policyowner account balances. The weighted average crediting rate for AmerUs Life's individual deferred annuity liabilities decreased 80 basis points to 5.36% in 1996 compared to 6.16% in 1995 and AmerUs Life's average deferred annuity liabilities decreased by $71.0 million from 1995 to 1996, also contributing to the lower interest credited amounts in 1996.

     Miscellaneous benefits decreased significantly in 1996 primarily due to the Company's exit from several group life and long-term disability reinsurance pools in the second half of 1995 and the sale of the Company's remaining group life operation in the third quarter of 1996.

     A summary of the Company's combined expenses, including expenses associated with the Closed Block, follows:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                             --------------------
                                                               1996        1995
                                                               ----        ----
                                                                (IN THOUSANDS)
Commission expense, net of deferrals.....................    $  7,892    $ 10,448
Other underwriting, acquisition and insurance expenses,
  net of deferrals.......................................      49,934      40,461
Amortization of deferred policy acquisition costs........      58,572      50,239
                                                             --------    --------
     Total expenses......................................    $116,398    $101,148
                                                             ========    ========

     The Company's commission expense, net of deferrals, decreased by $2.5 million to $7.9 million in 1996 compared to $10.4 million in 1995. The reduction in 1996 was primarily due to a decrease in gross commission expense as a result of lower life insurance sales in 1996 and the transfer of new annuity sales to the Ameritas Joint Venture in May 1996. Other underwriting, acquisition and insurance expenses, net of deferrals, increased to $49.9 million in 1996 from $40.5 million in 1995. The increase in expenses in 1996 was due to increased settlements and associated legal fees of $4.7 million, primarily due to the $5.0 million class action litigation reserve; expenses related to changing the name of the Company of $0.7 million; higher premium taxes of $1.1 million due to a one-time adjustment to the amortization of the guaranty association asset and an increased accrual for estimated future assessments; combined with a gain of $3.1 million recorded against 1995 expenses resulting from the curtailment of the Company's defined benefit pension plans effective December 31, 1995.

     The amortization of deferred policy acquisition costs increased by $8.3 million in 1996. The increased amortization in 1996 was primarily due to higher gross margins, including increased realized capital gains in 1996, on products for which deferred costs are amortized.

     Dividends to policyowners increased by $6.1 million, or 12.3%, to $55.5 million in 1996 compared to $49.4 million in 1995. The increase in dividends was primarily the result of the growth and aging of in force business. Traditional life reserves grew 7.7% from the end of 1995 to the end of 1996. The weighted average dividend rate credited to these policies was 7.17% in 1996 compared to 7.14% in 1995.

     Income from operations increased to $119.1 million in 1996, compared to $112.9 million in 1995. The increase in 1996 resulted primarily from the increase in realized gains on investments.

     Income before income tax expense and equity in earnings of unconsolidated subsidiary increased by $6.5 million to $117.0 million in 1996 compared to $110.5 million in 1995. The increase in 1996 resulted primarily from the increase in realized gains on investments.

     Income tax expense increased by $2.6 million in 1996 to $43.8 million compared to $41.2 million in 1995. The increase in 1996 income taxes was primarily the result of the higher pre-tax income due primarily to the increased realized gains on investments and a $4.5 million provision for the equity add-on tax in the first half of 1996, partially offset by $2.7 million of low-income housing tax credits in 1996. The equity add-on tax is applicable only to mutual life insurance companies and the Company believes such tax is not applicable to the Company after June 30, 1996 due to the conversion of AmerUs Life into a stock company.

     Net income increased by $4.9 million in 1996 to $74.2 million compared to $69.3 million in 1995. The increased net income in 1996 was primarily due to higher realized gains on investments.

LIQUIDITY AND CAPITAL RESOURCES

     THE COMPANY

     The Company's cash flows from operations consist of dividends from subsidiaries, if declared and paid, interest income on loans and advances to its subsidiaries (including a surplus note issued to the Company by AmerUs Life), investment income on assets held by the Company and fees which the Company charges its subsidiaries and certain other of its affiliates for management services, offset by the expenses incurred for debt service, salaries and other expenses.

     The Company intends to rely primarily on dividends and interest income from its life insurance subsidiaries in order to make dividend payments to its shareholders. The payment of dividends by its life insurance subsidiaries is regulated under various state laws. Under Iowa law, AmerUs Life and Delta Life may pay dividends only from the earned surplus arising from their respective businesses and must receive the prior approval of the Iowa Commissioner to pay any dividend that would exceed certain statutory limitations. The current statutory limitation is the greater of (i) 10% of the respective company's policyowners' surplus as of the preceding year end or (ii) the net gain from operations for the previous calendar year. Iowa law gives the Iowa Commissioner broad discretion to disapprove requests for dividends in excess of these limits. Based on these limitations and 1997 results, AmerUs Life and Delta Life would have been able to pay approximately $58 million and $8 million in dividends in 1998 respectively without obtaining the Iowa Commissioner's approval. The payment of dividends by American and FBL is regulated under Kansas law, which has statutory limitations similar to those in place in Iowa. Based on these limitations and 1997 results, AmVestors' subsidiaries could pay approximately $15 million in dividends in 1998. On February 26, 1998 AmerUs Life paid the Company $5 million in dividends. Based upon the cumulative limitations and 1997 results, the Company's subsidiaries could pay an estimated $75 million in additional dividends in 1998 without obtaining regulatory approval.

     On October 23, 1997, the Company entered into a $250 million revolving credit facility with a syndicate of lenders (the "Bank Credit Facility") to be used to replace its existing revolving credit facility, to finance the acquisition of Delta, to finance permitted mergers and acquisitions and for other general corporate purposes. The Bank Credit Facility is secured by a pledge of approximately 49.9% of the outstanding common stock of AmerUs Life, 100% of the outstanding common stock of Delta and a $50 million 9% surplus note payable to the Company by AmerUs Life. As of December 31, 1997, there was an outstanding loan balance of $250 million under the facility. The Bank Credit Facility provides for typical events of default and covenants with respect to the conduct of the business of the Company and its subsidiaries and requires the maintenance of various financial levels and ratios. Among other covenants, the Company (a) cannot have a leverage ratio greater than 0.35:1.0 or an interest coverage ratio less than 2.5:1.0, (b) is prohibited from paying cash dividends on its common stock in excess of an amount equal to 3% of its consolidated net worth as of the last day of the preceding fiscal year, and (c) must cause certain of its subsidiaries, including AmerUs Life and Delta Life, to maintain certain ratings from A.M. Best and certain levels of adjusted capital and surplus and risk-based capital.

     The Company may from time to time review other potential acquisition opportunities. The Company anticipates that funding for any such acquisition may be provided from available cash resources, from debt or equity financing or stock-for-stock acquisitions. In the future, the Company anticipates that its liquidity and capital needs will be met through interest and dividends from its life insurance subsidiaries, accessing the public equity and debt markets depending upon market conditions, or alternatively from bank financing.

     LIFE INSURANCE SUBSIDIARIES

     The cash inflows of the Company's life insurance subsidiaries consist primarily of premium income, deposits to policyowner account balances, income from investments, sales, maturities and calls of investments and repayments of investment principal. Cash outflows are primarily related to withdrawals of policyowner account balances, investment purchases, payment of policy acquisition costs, payment of policyowner benefits, income taxes and current operating expenses. Life insurance companies generally produce a positive cash flow from operations, as measured by the amount by which cash inflows are adequate to meet benefit obligations to policyowners and normal operating expenses as they are incurred. The remaining cash flow is generally used to increase the asset base to provide funds to meet the need for future policy benefit payments and for writing new business.

     Management anticipates that funds to meet its short-term and long-term capital expenditures, cash dividends to shareholders and operating cash needs will come from existing capital and internally generated funds. Management believes that the current level of cash and available-for-sale and short-term securities, combined with expected net cash inflows from operations, maturities of fixed maturity investments, principal payments on mortgage-backed securities and its insurance products, will be adequate to meet the anticipated short-term cash obligations of the Company's life insurance subsidiaries.

     The Company and its subsidiaries generated cash flows from operating activities of $224.4 million, $147.6 million and $189.1 million for the years ended December 31, 1997, 1996 and 1995 respectively. Excess operating cash flows were primarily used to increase the Company's fixed maturity investment portfolio.

     Matching the investment portfolio maturities to the cash flow demands of the type of insurance being provided is an important consideration for each type of life insurance product and annuity. The Company continuously monitors benefits and surrenders to provide projections of future cash requirements. As part of this monitoring process, the Company performs cash flow testing of its assets and liabilities under various scenarios to evaluate the adequacy of reserves. In developing its investment strategy, the Company establishes a level of cash and securities which, combined with expected net cash inflows from operations, maturities of fixed maturity investments and principal payments on mortgage-backed securities, are believed adequate to meet anticipated short-term and long-term benefit and expense payment obligations. There can be no assurance that future experience regarding benefits and surrenders will be similar to historic experience since withdrawal and surrender levels are influenced by such factors as the interest rate environment and the claims-paying and financial strength ratings of the Company's life insurance subsidiaries.

     The Company takes into account asset-liability management considerations in the product development and design process. Contract terms for the Company's interest-sensitive products include surrender and withdrawal provisions which mitigate the risk of losses due to early withdrawals. These provisions generally do one or more of the following: limit the amount of penalty-free withdrawals, limit the circumstances under which withdrawals are permitted, or assess a surrender charge or market value adjustment relating to the underlying assets. The following table summarizes statutory liabilities for interest-sensitive life products and annuities by their contractual withdrawal provisions at December 31, 1997 (dollars in millions):

Not subject to discretionary withdrawal.....................    $  412.9
Subject to discretionary withdrawal with adjustments:
  Specified surrender charges(A)............................     4,546.9
  Market value adjustments..................................     1,319.2
                                                                --------
     Subtotal...............................................     5,866.1
                                                                --------
Subject to discretionary withdrawal without adjustments.....       711.5
                                                                --------
     Total..................................................    $6,990.5
                                                                ========

-------------------------
(A) Includes $1,674.3 million of statutory liabilities with a contractual surrender charge of less than five percent of the account balance.

     Through its membership in the Federal Home Loan Bank ("FHLB") of Des Moines, AmerUs Life is eligible to borrow on a line of credit available to provide it with additional liquidity. Interest is payable at a current rate at the time of any advance. As of December 31, 1997, AmerUs Life had a $25.0 million open secured line of credit against which there were no borrowings. In addition to the line of credit, AmerUs Life has long-term advances from the FHLB outstanding of $16.4 million at December 31, 1997.

     The Company's life insurance subsidiaries may also obtain liquidity through sales of investments or borrowings collateralized by their investment portfolios. The Company's investment portfolio as of December 31, 1997 had a carrying value of $8.9 billion, including Closed Block investments. As of December 31, 1997, fixed maturity securities were $7.9 billion or 88.9% of invested assets, with public and private fixed maturity securities constituting $7.5 billion, or 95.4%, and $0.4 billion, or 4.6%, of total fixed maturity securities, respectively.

     At December 31, 1997, the statutory surplus of AmerUs Life, Delta Life, American and FBL were approximately $325 million, $83 million, $112 million and $41 million, respectively. The Company believes that these levels of statutory capital are more than adequate as each life insurance subsidiary's risk-based capital is significantly in excess of required levels.

     In the future, in addition to their cash flows from operations and borrowing capacity, the life insurance subsidiaries would anticipate obtaining their required capital from the Company as the Company will have access to the public debt and equity markets.

YEAR 2000 COMPLIANCE

     As the year 2000 approaches, an important business issue has emerged regarding how existing application software programs and operating systems can accommodate the date value "2000." Many existing application software products were designed to only accommodate a two digit date position which represents the year (e.g., the number "95" is stored on the system and represents the year
1995). As a result, the year 1999 (i.e., "99") is the maximum date value many systems will be able to accurately process. The Company formed a year 2000 working group to address potential problems posed by this development to assure that the Company is prepared for the year 2000. The Company has already made significant progress in accomplishing the necessary modifications and conversions to deal with year 2000 issues and anticipates that the majority of the required efforts will be completed by the end of 1998. Management does not anticipate that the Company will incur significant operating expenses or be required to invest heavily in computer system improvements to address year 2000 issues. Total estimated costs are in a range of $4 to $6 million with approximately $3 million to be incurred in 1998. However, if modifications and conversions to deal with year 2000 issues are not completed on a timely basis or are not fully effective, such issues may have a material adverse effect on the operations of the Company. All costs associated with year 2000 modifications and conversions will be expensed as incurred.

                                    BUSINESS

OVERVIEW

     GENERAL

     The Company is an insurance holding company engaged through its subsidiaries in the business of marketing, underwriting and distributing a broad range of individual life insurance and annuity products to individuals and businesses in 49 states, the District of Columbia and the U.S. Virgin Islands. The Company's primary product offerings consist of whole life, universal life and term life insurance policies and fixed annuities. As of December 31, 1997, the Company had approximately 573,000 life insurance policies and annuity contracts outstanding and individual life insurance in force, net of reinsurance, of approximately $26.7 billion with life insurance reserves of $2.4 billion and annuity reserves of $6.1 billion. As of December 31, 1997, the Company had total assets of $10.3 billion and total shareholders' equity of $928.0 million. In addition, through the Ameritas Joint Venture with Ameritas, AmerUs Life markets fixed annuities issued by AVLIC and sells AVLIC's variable life insurance and variable annuity products.

     THE COMPANY'S PRINCIPAL SUBSIDIARIES

     The Company's principal subsidiaries are AmerUs Life, Delta and AmVestors. AmerUs Life was originally incorporated in 1896 as a mutual insurance company. AmerUs Life's target customers are individuals in the middle and upper income brackets and small businesses. Its geographic focus is national in scope (except for Connecticut, Maine, New Hampshire, New York and Vermont, in which AmerUs Life is not licensed to do business), and it primarily serves suburban and rural areas. Efforts are currently underway to expand AmerUs Life's territory into the states of Connecticut, Maine, New Hampshire and Vermont. AmerUs Life distributes its products primarily through a combination of career general agency and PPGA distribution systems, as well as a network of independent brokers. The career general agency system consists of a network of 35 career general agencies, with approximately 570 career agents. The PPGA system is comprised of approximately 425 PPGA's, who have approximately 1,100 agents. As of December 31, 1997, AmerUs Life had approximately 408,000 life insurance policies and annuity contracts outstanding and individual life insurance in force, net of reinsurance, of approximately $26.6 billion. Variable life insurance products and the fixed and variable annuities offered by the Ameritas Joint Venture are marketed through AmerUs Life's distribution systems and the distribution systems of Ameritas and AVLIC, which consist of approximately 160 agents and 540 independent broker-dealers (with approximately 9,000 registered representatives), respectively.

     The Company made two major acquisitions in 1997. The Company acquired Delta on October 23 for approximately $165 million in cash and AmVestors on December 19 in a stock exchange valued at approximately $350 million. These acquisitions, along with the growth of AmerUs Life, increased the Company's assets from $4.4 billion at December 31, 1996 to $10.3 billion at December 31, 1997.

     The principal asset of Delta is its wholly-owned subsidiary, Delta Life, an Iowa domiciled life insurance company. Delta Life is licensed in the District of Columbia and in all states except New York, and specializes in the sale of individual single and flexible premium deferred annuities, primarily in the southeastern, western, southwestern and midwestern regions of the United States. Sales are made primarily through a network of over 3,300 independent agents. Delta Life's strategy is to structure its fixed annuity products to appeal to the conservative retirement saver who is seeking principal preservation and consistency of earnings. Most of Delta Life's products are innovative in that they incorporate a fixed contractual management fee. Approximately 58% of Delta's 1997 direct collected premiums were derived from retirement-oriented tax-qualified annuities. Delta had direct collected premiums of $192.6 million in 1997 and as of December 31, 1997 had annuity reserves of $1.8 billion. See "Reorganization and Recent Acquisitions -- Acquisition of Delta Life Corporation".

     AmVestors' principal operating subsidiaries are American, a Kansas domiciled life insurance company licensed in 48 states and the District of Columbia; and FBL, a Kansas domiciled life insurance company doing business in 40 states, the District of Columbia and the U.S. Virgin Islands. AmVestors specializes in the sale of annuity products, further strengthening the Company's presence in the rapidly growing asset accumulation and retirement and savings markets. AmVestors utilizes product features intended to enhance the potential for profit by encouraging persistency and reducing premature withdrawal during the first five to fourteen years of an annuity contract. AmVestors distributes its products through a national network of approximately 7,800 licensed independent agents recruited through its wholly-owned subsidiaries, as well as through almost 60 independent marketing organizations. As of December 31, 1997, AmVestors had approximately 104,000 annuity contracts outstanding. AmVestors had direct collected premiums of $583.4 million in 1997 and as of December 31, 1997 had annuity reserves of $3.1 billion. See "Reorganization and Recent Acquisitions -- Acquisition of AmVestors Financial Corporation."

     AMERITAS JOINT VENTURE

     On April 1, 1996 the Company commenced the Ameritas Joint Venture with Ameritas. The Company participates in the Ameritas Joint Venture through AmerUs Life's 34% ownership interest in AMAL. AMAL's operations are conducted through AVLIC and Ameritas Investment Corp. ("AIC"), its two wholly-owned subsidiaries, which have been in business since 1983. AVLIC is licensed to conduct business in 46 states and the District of Columbia. AIC is a registered broker-dealer which is licensed to do business in all states except New York. As of December 31, 1997, AMAL had total consolidated assets of $1.5 billion and total consolidated shareholder's equity of $72.0 million on a GAAP basis. AVLIC had $3.8 billion of insurance in force and $45.3 million in surplus as of December 31, 1997, on a statutory basis. AmerUs Life's partner in the Ameritas Joint Venture, Ameritas, is a Nebraska life insurance company which has been in existence for more than 100 years. The distribution systems of Ameritas and AVLIC consist of approximately 160 agents and 540 independent broker-dealers with approximately 9,000 registered representatives. On a statutory basis, Ameritas had $1.9 billion in assets, $8.2 billion of insurance in force and $311.3 million in surplus as of December 31, 1997.

     AmerUs Life's investment in the Ameritas Joint Venture affords AmerUs Life access to a line of existing variable life insurance and annuity products. AmerUs Life and Ameritas have equal membership on the board of directors of AMAL, AVLIC and AIC. The Company and Ameritas each have guaranteed the obligations of AVLIC. The guarantee of each party is joint and several, and will remain in effect until certain financial conditions are met. Under the terms of the Joint Venture Agreement, AmerUs Life has an option to purchase an additional 5% to 15% of AMAL if certain premium growth targets are met.

STRATEGY

     The business strategy of the Company is to focus on providing individual retail consumers in the United States with superior financial services and products that will meet their financial planning, risk protection, and asset accumulation needs. Target markets of the Company include individuals in the middle and upper income brackets and small businesses. Its geographic focus is national in scope (except for New York, in which the Company is not licensed to do business), and it primarily serves suburban and rural areas.

     The Company seeks to effect this strategy by focusing on life insurance and asset accumulation products distributed through a variety of distribution systems. In particular, the Company has developed a very strong position in the distribution of fixed annuities through independent agents and has a long established reputation as a provider of whole life insurance products, distributed through career and PPGA agency distribution systems, that are among the most attractively priced products to consumers in the industry.

     The Company's strategy emphasizes effective management of certain operating fundamentals -- mortality, expenses, persistency and investment results -- where the Company's results have historically compared favorably to the industry. The Company's operating strengths have enabled it to provide attractively priced products to consumers while also generating profitability for its shareholders.

     Growth through a combination of internal growth and mergers, acquisitions and strategic alliances is a key element of the Company's strategy. In the life insurance market, the Company presently has only 0.3% of new life insurance sales nationwide, which provides substantial opportunity for increased growth through improved marketing and sales execution even in a generally flat business environment.

     In the fixed annuity area, the Company is presently a leader in the distribution of fixed annuities through independent agents. Independent agents have increased their share of fixed annuity sales in recent years and the Company's goal is to consistently rank among the top 3 to 5 providers in this segment.

     The Company continues to seek to both deepen and diversify its distribution channels. Primarily as a result of the acquisitions of AmVestors and Delta, the Company's distribution channels have grown significantly in recent years. As of December 31, 1997, the Company had over 15,000 distributors as compared to approximately 3,700 distributed as of December 31, 1996. While continuing to expand its existing channels, the Company is in the process of developing additional bank and major independent marketing organization distribution channels.

     The Company believes it is well positioned to compete effectively based upon a number of strengths including its strong operating performance, customer-driven product offerings, productive and diversified distribution systems, sophisticated asset-liability management capabilities and a customer service orientation. In addition, the Company will continue to seek new business opportunities through mergers, acquisitions and strategic alliances.

INTEGRATION OF RECENTLY ACQUIRED SUBSIDIARIES

     The Company made two major acquisitions in 1997, acquiring Delta on October 13, 1997 for approximately $165 million in cash and AmVestors on December 19, 1997 in a stock exchange valued at approximately $350 million. These acquisitions, along with the growth of AmerUs Life, increased the Company's assets from $4.4 billion at December 31, 1996 to $10.3 billion at December 31, 1997.

     The Company believes it has been successful in completing its integration plans in respect of both Delta and AmVestors. The operations of Delta have been integrated with those of AmerUs Life and the investment operations of AmVestors have been merged with the investment management operations of the Company.

     Delta's operations have been integrated with AmerUs Life's operations except for Delta's marketing, sales management and customer services functions and the distribution system which will remain separate. Delta's offices in Memphis, Tennessee have been closed and all of Delta's operations have been relocated to AmerUs Life's facilities in Des Moines, Iowa. By integrating most of Delta's operations with those of AmerUs Life, Delta has reduced the number of employees by over 50%, and the Company currently projects that general insurance and investment expenses of Delta, before deferrals, will be reduced by approximately 48% or $10 million on an annualized basis following integration of operations with AmerUs Life at the end of March, 1998. The Company believes that additional expense reductions will be attainable as AmerUs Life's technology enhancements, such as imaging, are applied to Delta Life's operations.

     The investment operations of AmVestors have been merged with those of the Company. In addition, the Company intends to move towards the use of common administrative systems and platforms for all of its annuity businesses. While various other functions are also likely to be integrated (e.g. audit; asset-liability management and some product development) the Company intends to maintain AmVestors as a separate administrative as well as marketing and sales entity. Savings from elimination of public company costs and reductions in management personnel, when added to savings from integration of AmVestors' investment operations with those of AmerUs, have produced initial savings consistent with original expectations. Other staff reductions at AmVestors completed during the first quarter of 1998 will probably produce savings in 1998 in excess of those anticipated at the time of the transactions. While AmVestors' operations will be maintained, expense savings relating to the AmVestors Acquisition are expected to exceed original expectations. Continued growth in 1999 and beyond should allow the estimated cost savings projected for later years to be realized without the need for a potentially disruptive back office integration.

PRODUCTS

     GENERAL

     The Company offers a diverse line of individual life insurance products which are tailored to its markets. In addition, the Company recently acquired Delta and AmVestors, through which it now offers additional annuity products. The Company also is a party to the Ameritas Joint Venture, which offers fixed and variable annuity and variable life insurance products. As a result of superior operating fundamentals, including mortality, persistency, operating expenses and investment yield, the Company has had a long history of providing high-value, low-cost products to its customers, while operating profitably. Moreover, the Company continuously reviews and updates its product portfolio in order to continue offering a broad range of products at competitive performance levels.

     The pricing of the Company's products is generally determined by reference to actuarial calculations and statistical assumptions principally relating to mortality, persistency, investment yield assumptions, estimates of expenses and management's judgment as to market and competitive conditions. The premiums and deposits received, together with assumed investment earnings, are designed to cover policy benefits, expenses and policyowner dividends plus return a profit to the Company. These profits arise from the margin between mortality charges and insurance benefits paid, the margin between actual investment results and the investment income credited to policies (either directly or through dividends to policyowners) and the margin between expense charges and actual expenses. The level of profits also depends on persistency because business acquisition costs, particularly agent commissions, are recovered over the life of the policy. Dividends and interest credited on policies (including policies included in the Closed Block) may vary from time to time reflecting changes in investment, mortality, persistency, expenses and other factors. Interest rate fluctuations have an effect on investment income and may have an impact on policyowner behavior. Increased lapses in policies may be experienced if the Company does not maintain interest rates and dividend scales that are competitive with other products in the marketplace.

     AMERUS LIFE PRODUCTS

     Traditional life insurance and universal life insurance have accounted for approximately 70% and 30%, respectively, of AmerUs Life's total individual life insurance premiums over the last three years. In addition, AmerUs Life has historically offered a broad line of fixed annuity products.

     TRADITIONAL LIFE INSURANCE PRODUCTS. AmerUs Life's traditional life insurance products have a long history of being highly competitive within the industry. Traditional life insurance products include participating whole life and term life insurance products. Participating whole life insurance is designed to provide benefits for the life of the insured. This product generally provides for level premiums and a level death benefit and requires payments in excess of the mortality cost in earlier years to offset increasing mortality costs in later years. AmerUs Life also offers a second to die whole life insurance product which insures two lives and provides benefits upon the death of the second insured. AmerUs Life targets its second to die products primarily to potential customers seeking to achieve estate planning goals.

     AmerUs Life also offers a portfolio of term insurance policies that provide life insurance protection for a specific time period (which generally can be renewed at an increased premium). Such policies are mortality-based and offer no cash accumulation feature. Term life insurance is a highly competitive and quickly changing market. During 1997, AmerUs Life introduced new 10 and 20 year term products. As a result, AmerUs Life's first year annualized premiums for term insurance sales increased by 85% from 1996 to 1997.

     Since 1989, AmerUs Life has offered a flexible life insurance product which is a combination of permanent participating whole life insurance, increasing paid-up additions and decreasing term insurance coverage. These products give policyowners additional flexibility in designing an appropriate combination of permanent and term life insurance coverages to meet their specific needs at varying premium levels.

     For the year ended December 31, 1997, sales of participating whole life and term life insurance products represented 55% and 16%, respectively, of first year annualized premiums for all individual life insurance products sold by AmerUs Life.

     UNIVERSAL LIFE INSURANCE PRODUCTS. AmerUs Life offers universal life insurance products, pursuant to which an insurance account is maintained for each insurance policy. Premiums, net of specified expenses, are credited to the account, as is interest, generally at a rate determined from time to time by AmerUs Life. Specific charges are made against the account for the cost of insurance and for expenses. The universal life policy provides flexibility as to the amount and timing of premium payments and the level of death benefits provided.

     AmerUs Life's universal life insurance products provide benefits for the life of the insured. Within limits established by AmerUs Life and state regulations, policyowners may vary the premiums and the amount of the policy's death benefit as long as there are sufficient policy funds available to cover all policy charges for the coming period. Interest is credited to the policy at a rate determined from time to time by AmerUs Life. During 1997, AmerUs Life introduced a new second to die universal life product for the estate planning market, enhancing universal life production for the year. The weighted average crediting rate for AmerUs Life's universal life insurance liabilities was 6.23% for the year 1997, 6.27% for the year 1996 and 6.46% for the year 1995. For the year ended December 31, 1997, sales of universal life insurance products represented 29% of first year annualized premiums for all individual life insurance products sold by AmerUs Life.

     FIXED ANNUITY PRODUCTS. Historically, AmerUs Life has offered a broad portfolio of fixed annuity products. Annuities provide for the payment of periodic benefits over a specified time period. Benefits may commence immediately or may be deferred to a future date. Fixed annuities generally are backed by a general investment account and credited with a rate of return that is periodically reset.

     Since the formation of the Ameritas Joint Venture in May 1996, substantially all individual deferred annuity sales by AmerUs Life's distribution systems are made through the Ameritas Joint Venture, resulting in a significant decline in the sale of such products by AmerUs Life. However, AmerUs Life retained the right to continue to issue replacement business to its fixed annuity customers in existence prior to the effective date of the Joint Venture Agreement.

     DELTA PRODUCTS

     Delta specializes in the sale of deferred fixed and equity index annuities to individuals. Delta's product offerings differ from those of many of its competitors in two ways. First, Delta offers an interest rate crediting strategy on almost all of its single and flexible premium deferred annuities that credits the policy with a return generally based upon the interest rates it earns on assets supporting the respective policies less contractual management fees. In addition, these policies offer a lifetime guaranteed minimum interest crediting rate and an annual guaranteed interest crediting rate. Second, Delta's current investment policy provides for no less than 70% of policyowners' assets be invested in securities issued, secured or guaranteed by the U.S. Government, government agencies or government instrumentalities. The balance of these funds is invested primarily in investment grade corporate bonds and commercial mortgages.

     In 1996 and 1997 Delta introduced and commenced marketing two single premium equity index annuity products that are based either on Standard & Poor's 500 Composite Stock Price Index(TM), or a basket of five international stock market indices from France, Germany, Japan, Switzerland and the United Kingdom. Earnings credited to these products are linked to increases in the anniversary date values of the applicable index, less management fees. The policyowner is guaranteed to receive at least 110% of the original premium at the end of the seven year term of the policy, assuming no withdrawals.

     AMVESTORS PRODUCTS

     AmVestors specializes in the sale of fixed deferred annuity products to individuals. During each of the past three years, sales of deferred annuities have accounted for approximately 97% of AmVestors' premiums received, while sales of single premium immediate annuities and flexible premium universal life insurance have accounted for virtually all remaining premiums received. As of December 31, 1997, AmVestors had total annuity reserves of $3.1 billion.

     AmVestors' deferred annuities have an initial credited interest rate guaranteed for a period of one to five years. Following the initial guarantee period, AmVestors may adjust the credited interest rate annually, subject to the guaranteed minimum interest rates specified in the contracts. Such minimum guaranteed rates currently range from 3% to 6%.

     AmVestors designs its products and directs its marketing efforts towards the savings and retirement market. Historically, the 50 and older age group has accounted for over 86% of all annuity premiums received by AmVestors. AmVestors continues to target this age group because management believes that as this group ages, it will have an increasing interest in saving for retirement, nursing home care and unanticipated medical costs. The portfolio of products is continuously reviewed with new plans added and others discontinued in an effort to remain competitive.

     AMERITAS JOINT VENTURE PRODUCTS

     The Ameritas Joint Venture offers fixed annuity products which are substantially similar to those previously marketed by AmerUs Life. In addition, the Ameritas Joint Venture offers, through AVLIC, flexible premium and single premium variable universal life insurance products and variable annuities. Variable products provide for allocation of funds to a general account or to one or more separate accounts under which the owner bears the investment risk. Through AVLIC's fund managers, owners of variable annuities and life insurance policies are able to choose from a range of investment funds offered by each manager.

     Under the terms of the Joint Venture Agreement governing the Ameritas Joint Venture, AmerUs Life and Ameritas write their new single and flexible premium deferred fixed annuities and variable annuities and variable life insurance through the Ameritas Joint Venture. AmerUs Life has retained the right to continue to issue replacement business to its fixed annuity customers in existence prior to the effective date of the Joint Venture Agreement.

     The variable life insurance products and the fixed and variable annuities offered by the Ameritas Joint Venture are distributed through AmerUs Life's career general agency and PPGA distribution systems, as well as through the distribution systems of Ameritas and AVLIC.

     In response to customer demand, AmerUs Life developed an equity index annuity which it began offering through the Ameritas Joint Venture in the fourth quarter of 1996. An equity index annuity provides a minimum baseline fixed rate of return in addition to sharing in a portion of the appreciation realized from an investment in an indexed investment fund, such as the S&P 500 stock index. AmerUs Life retained the right to issue this type of contract to certain of its customers in existence prior to the effective date of the Joint Venture Agreement and through certain other distribution systems. Sales of such products amounted to 15% of AmerUs Life's total fixed annuity production in 1997.

DISTRIBUTION SYSTEMS

     AMERUS LIFE

     AmerUs Life markets its insurance products on a national basis primarily through a career general agency system, a PPGA system, independent insurance brokers and certain of AmerUs Life's affiliates. AmerUs Life currently employs ten regional vice presidents who are responsible for supervising the career general agencies and/or PPGA agents within their assigned geographic regions.

     CAREER GENERAL AGENCY SYSTEM AND BROKERS. Under the career general agency system, AmerUs Life enters into a contractual arrangement with the career general agent for the sale of insurance products by the career agents and brokers assigned to the career general agent's agency. The career general agents are primarily compensated by receiving a percentage of the first year commissions paid to career agents and brokers in the career general agent's agency and by renewal commissions on premiums subsequently collected on that business.

     The career general agents are independent contractors and are generally responsible for the expenses of operating their agencies, including office and overhead expenses and the recruiting, selection, contracting, training and development of career agents and brokers in their agency. Currently, AmerUs Life has 35 career general agents in 23 states, through which approximately 570 career agents sell AmerUs Life's products. While career agents in the career general agency system are non-exclusive, AmerUs Life believes most agents use AmerUs Life's products for a majority of their new business of the type of products offered by AmerUs

Life. No single career general agency accounts for more than 10% of the total first year commissions paid by AmerUs Life.

     Career agents are also independent contractors and are primarily compensated by commissions on first year and renewal premiums collected on business written by them. In addition, career agents can earn bonus commissions, graded by production and persistency on their business.

     AmerUs Life also sells its products through a network of approximately 1,900 insurance brokers in all jurisdictions in which AmerUs Life is licensed to sell insurance. Brokers are independent contractors who sell a variety of insurance products issued by various companies. Brokers operate through the career general agency system but are compensated under a commission structure which is separate from those used for career agents and in the PPGA system.

     PERSONAL PRODUCING GENERAL AGENCY SYSTEM. Under the PPGA system, AmerUs Life contracts primarily with individuals who are experienced individual agents or head a small group of experienced individual agents. These individuals are independent contractors and are responsible for all of their own expenses. These individuals often sell products for other insurance companies, and may offer selected products of AmerUs Life rather than AmerUs Life's full line of insurance products. The PPGA system is comprised of approximately 425 PPGA's, with approximately 1,100 agents.

     PPGA's are compensated by commissions on first year and renewal premiums collected on business written by themselves and the agents in their units. In addition to a base commission, PPGA's may earn bonus commissions on their business, graded by production and persistency.

     DELTA

     Delta's annuity products are sold through independent agents who are supervised by regional vice presidents and regional directors with specified geographic supervisory responsibilities. The regional vice presidents and regional directors are primarily responsible for recruiting agents and providing marketing support to those agents in an effort to promote Delta's products. The regional vice presidents' and regional directors' marketing support activities include informational mailings, seminars, and case consultations, all of which are designed to educate agents about annuities in general and Delta in particular. Regional vice presidents and regional directors are paid a base salary plus incentive compensation based on the business produced by agents within their territory. There are currently ten regional vice presidents and regional directors.

     The regional vice presidents and regional directors are responsible for over 3,300 licensed, independent agents, who may also sell insurance products for other companies. Of these agents, approximately 1,400 wrote annuity business for Delta in 1997. No single agent was responsible for more than 1.6% of Delta's 1997 annuity premiums. No significant amount of Delta's business is produced by stock brokerage firms, banks or large national insurance brokerage agencies.

     AMVESTORS

     AmVestors endeavors to attract agents to sell its products by offering a broad selection of fixed annuity products and by providing timely, comprehensive services to agents and customers. AmVestors markets its products through independent agents. AmVestors currently has approximately 7,800 independent agents licensed to sell its products. AmVestors also maintains contact with approximately 50,000 agents that are not currently licensed, but have either sold the AmVestors' annuities in the past or have expressed an interest in doing so. These agents continue to receive periodic mailings related to interest rate and commission changes, and new product introductions, and are reappointed as required in order to represent AmVestors in selling its products. However, in order to save costs associated with reappointing agents, AmVestors does not automatically relicense an agent that has not written business for twelve months.

     No single agent accounted for more than 1.2% of American's annuity sales in 1997, and no single agent accounted for more than 3.0% of FBL's annuity sales in 1997. AmVestors does not have exclusive agency agreements with its agents and management believes most of these agents sell products for other insurance companies similar to those sold by American and FBL.

INVESTMENT PORTFOLIO

     GENERAL

     The Company maintains a diversified portfolio of investments which is supervised by an experienced in-house staff of investment professionals. The Company employs sophisticated asset management techniques in order to achieve competitive yields, while maintaining risk at acceptable levels. The asset portfolio is segmented by liability type, with tailored investment strategies for specific product lines. Investment policies and significant individual investments are subject to approval by the Board of Directors of each of the life insurance companies and are overseen by the Investment Committee of the Board of Directors of the Company. Management regularly monitors individual assets and asset groups, in addition to monitoring the overall asset mix. In addition, the insurance company boards and the Investment Committee review investment guidelines and monitor internal controls.

     INVESTMENT STRATEGY

     The Company's investment philosophy is to employ an integrated asset-liability management approach with separate investment portfolios for specific product lines, such as traditional life, universal life and annuities to generate attractive risk-adjusted returns on capital. Essential to this philosophy is coordinating investments in the investment portfolio with product strategies, focusing on risk-adjusted returns and identifying and evaluating associated business risks.

     The Company's asset-liability management approach utilizes separate investment portfolios for specific product lines, such as traditional life, universal life and annuities. Investment policies and strategies have been established based on the specific characteristics of each product line. The portfolio investment policies and strategies establish asset duration, quality and other guidelines. The Company utilizes analytical systems to establish an optimal asset mix for each line of business. The Company seeks to manage the asset-liability mismatch and the associated interest rate risk through active management of the investment portfolio. Financial, actuarial, investment, product development and product marketing professionals work together throughout the product development, introduction and management phases to jointly develop and implement product features, initial and renewal crediting strategies, and investment strategies based on extensive modeling of a variety of factors under a number of interest rate scenarios.

     INVESTED ASSETS

     The Company maintains a diversified portfolio of investments, including public and private fixed maturity securities, commercial mortgage loans and equity real estate. The Company's objective is to maintain a high-quality, diversified fixed maturity securities portfolio that produces a yield and total return that supports the various product line liabilities and the Company's earnings goals.

     FIXED MATURITY SECURITIES

     The fixed maturity securities portfolio consists primarily of investment grade corporate fixed maturity securities, high-quality MBS and United States government and agency obligations. As of December 31, 1997 fixed maturity securities were $7,927.5 million, or 88.9% of the carrying value of invested assets with public and private fixed maturity securities constituting $7,561.9 million, or 95.4%, and $365.6 million, or 4.6%, of total fixed maturity securities, respectively.

     The Company's portfolio of investment grade fixed maturity securities is diversified by number and type of issuer. As of December 31, 1997, investment grade fixed maturity securities included the securities of over 617 issuers, with 2,222 different issues of securities. No issuer represents more than 2.8% of investment grade fixed maturity securities.

     Below-investment grade fixed maturity securities as of December 31, 1997 represented 4.6% of total invested assets, with the largest being a $10.6 million investment.

     As of December 31, 1997, 88.7% of total invested assets were investment grade fixed maturity securities.

     Mortgage backed securities ("MBS") comprise a core position within the Company's fixed maturity securities investments. MBS investments include residential, commercial MBS, home equity loans (including home equity loans purchased from one of the Company's affiliates), manufactured housing, FHA Title I and CMBS. Residential mortgage pass-throughs and collateralized mortgage obligations ("CMOs") total $2,794.9 million or 31.8% of total invested assets. As of December 31, 1997, MBS were $3,450.3 million or 38.7%, of total invested assets. MBS guaranteed by the United States government or an agency of the United States government were $2,793.6 million, or 81.0% of MBS, and other MBS were $656.7 million, or 19.0%, of MBS as of December 31, 1997. At December 31, 1997 the Company's MBS investment portfolio composition was approximately 54% fixed rate pass-throughs backed by seasoned loan pools, 5% floating rate pass-throughs and 41% CMOs with some form of explicit prepayment protection. The Company has established specific investment guidelines for the management of MBS. As a general policy, the Company does not invest in interest-only and principal-only or other similar leveraged derivative mortgage instruments. Management believes that the quality of assets in the MBS portfolio is generally high, with 91.7% of such assets representing agency backed or "AAA" rated securities.

     The Company uses interest rate swaps and caps to reduce its exposure to changes in interest rates and to manage duration mismatches. Although the Company is subject to the risk that counterparties will fail to perform, credit standings of counterparties are monitored regularly. The Company's policy is to contract only with counterparties that are rated "AA" or higher; accordingly, it is expected that counterparties will be able to satisfy their obligations under such contracts. The Company is also subject to the risk associated with changes in the value of contracts. However, such adverse changes in value generally are offset by changes in the value of the items being hedged. The notional principal amounts of the swaps and caps, which represent the extent of the Company's involvement in such contracts but not the risk of loss, at December 31, 1997, amounted to $1,100.2 million. The swaps had no carrying value at December 31, 1997 and a fair value which amounted to a net payable position of $0.1 million at December 31, 1997. The carrying value and fair value of interest rate caps and swaptions amounted to $2.1 million and $2.0 million, respectively, and are reflected as "other investments" on the Company's consolidated financial statements as of December 31, 1997. The net amount payable or receivable from interest rate swaps and caps is accrued as an adjustment to interest income.

     MORTGAGE LOANS

     As of December 31, 1997, mortgage loans in the Company's investment portfolio were $462.5 million, or 5.2% of the aggregate carrying value of invested assets, including the Closed Block. As of December 31, 1997, commercial mortgage loans and residential mortgage loans comprised 96.4% and 3.6%, respectively, of the mortgage loans in the Company's investment portfolio.

     Commercial mortgage loans consist primarily of fixed-rate mortgage loans. As of December 31, 1997, the Company held 435 individual commercial mortgage loans with an average balance of $1.1 million.

     As of December 31, 1997, only five loans aggregating $2.0 million, or 0.4%, of the Company's loan portfolio (as measured by principal balance) were classified as delinquent or in foreclosure. As of the same date, only $4.4 million, or 0.9%, of the Company's loan portfolio (as measured by principal balance) was classified as restructured. During 1997, the Company had no foreclosures.

     EQUITY REAL ESTATE

     In recent years the Company has significantly reduced its equity real estate portfolio. As of December 31, 1997, the carrying value of investment real estate, including the Closed Block, was $8.7 million.

     OTHER

     The Company held $286.2 million of policy loans on individual insurance and annuity products as of December 31, 1997. Policy loans are permitted to the extent of a policy's contractual limits and are fully collateralized by policy cash values.

     As of December 31, 1997, the Company held equity securities of $61.5 million. The largest holding of equity securities, Federal Home Loan Bank, had a carrying value of $28.1 million as of December 31, 1997.

     The Company held $172.0 million of other invested assets (including short-term investments) on December 31, 1997. Other invested assets consist primarily of various joint venture and limited partnership investments.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities offered hereby, consisting of notes, debentures and other evidences of indebtedness, are to be issued in one or more series constituting either senior Debt Securities ("Senior Debt Securities") or junior subordinated Debt Securities ("Junior Subordinated Debt"). Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will be issued pursuant to indentures described below (as applicable, the "Senior Indenture" or the "Subordinated Indenture", each, an "Indenture" and, together, the "Indentures"), in each case between the Company and the trustee identified therein (each an "Indenture Trustee"), the forms of which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part. Except as provided in the applicable Prospectus Supplement and except for the subordination provisions of the Subordinated Indenture, for which there are no counterparts in the Senior Indenture, the provisions of the Subordinated Indenture are substantively identical to the provisions of the Senior Indenture that bear the same section numbers.

     The statements herein relating to the Debt Securities and the following summaries of certain general provisions of the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indentures (as they may be amended or supplemented from time to time), including the definitions therein of certain terms capitalized in this Prospectus. All article and section references appearing herein are to articles and sections of the applicable Indenture and whenever particular Sections or defined terms of the Indentures (as they may be amended or supplemented from time to time) are referred to herein or in a Prospectus Supplement, such Sections or defined terms are incorporated herein or therein by reference.

     GENERAL

     The Debt Securities will be unsecured obligations of the Company. The Indentures do not limit the aggregate amount of Debt Securities which may be issued thereunder, nor do they limit the incurrence or issuance of other secured or unsecured debt of the Company. The Debt Securities issued under the Senior Indenture will be unsecured and will rank pari passu in right of payment with all other unsecured and unsubordinated debt obligations of the Company. The Debt Securities issued under the Subordinated Indenture will be subordinate and junior in right of payment, to the extent and in the manner set forth in the Subordinated Indenture, to all Senior Indebtedness of the Company. See "-- Subordination under the Subordinated Indenture."

     Reference is made to the applicable Prospectus Supplement which will accompany this Prospectus for a description of the specific series of Debt Securities being offered thereby, including, but not limited to, the following:
(1) the title of such Debt Securities, including whether the Debt Securities are Senior Debt Securities or Junior Subordinated Debt and whether such Debt Securities will be issued under the Senior Indenture, the Subordinated Indenture or another indenture set forth in the Prospectus Supplement; (2) any limit upon the aggregate principal amount of such Debt Securities; (3) the date or dates on which the principal of and premium, if any, on such Debt Securities will mature or the method of determining such date or dates; (4) the rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest, if any, or the method of calculating such rate or rates; (5) the date or dates from which interest, if any, will accrue or the method by which such date or dates will be determined; (6) the date or dates on which interest, if any, will be payable and the record date or dates therefor; (7) the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable; (8) with respect to Junior Subordinated Debt Securities, the right, if any, of the Company to defer payment of interest on such Debt Securities, the maximum length of any such deferral period and any related terms, conditions or covenants; (9) the period or periods within which, the price or prices at which, the currency or currencies (including currency unit or units) in which, and the terms and conditions upon which, such Debt Securities may be redeemed, in whole or in part, at the option of the Company;
(10) the obligation, if any, of the Company to redeem or purchase such Debt Securities pursuant to any sinking fund or analogous provisions or upon the happening of a specified event and the period or periods within which, the price or prices at which and the other terms and conditions upon which, such Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligations; (11) the denominations in which such Debt Securities are authorized to be issued if other than $1,000 and any integral multiple thereof, in the case of registered Debt Securities and if other than $5,000 and any integral multiple thereof, in the case of bearer Debt Securities; (12) if other than Dollars, the currency or currencies (including currency units) in which Debt Securities may be denominated and/or the currency or currencies (including currency units) in which principal of, premium, if any, and interest, if any, on such Debt Securities will be payable and whether the Company or the holders of any such Debt Securities may elect to receive payments in respect of such Debt Securities in a currency or currency unit other than that in which such Debt Securities are stated to be payable; (13) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities which will be payable upon declaration of the acceleration of the maturity thereof or the method by which such portion shall be determined; (14) the person to whom any interest on any such Debt Security shall be payable if other than the person in whose name such Debt Security is registered on the applicable record date; (15) any addition to, or modification or deletion of, any Event of Default or any covenant of the Company specified in the Indenture with respect to such Debt Securities; (16) the application, if any, of such means of defeasance or covenant defeasance as may be specified for such Debt Securities; (17) whether such Debt Securities are to be issued in whole or in part in the form of one or more temporary or permanent global securities and, if so, the identity of the depositary for such global security or securities; (18) under what circumstances, if any, the Company will pay additional amounts on the Debt Securities of that series held by a Person who is not a U.S. Person in respect of taxes or similar charges withheld or deducted ("Additional Amounts") and, if so, whether the Company will have the option to redeem such Debt Securities rather than pay such Additional Amounts (and the terms of any such option); (18) if the amount of payments of principal of, premium, if any, and interest, if any shall be determined by reference to an index, formula or other method, the index, formula, or other method by which such amounts shall be determinable;
(19) if the principal amount payable at stated maturity will not be determinable as of any one or more dates prior to the stated maturity, the amount which shall be deemed to be the principal amount thereof as of any date for any purpose;
(20) whether such Debt Securities shall be Registered or Bearer or both and any restrictions as to the offering, sale, delivery or exchange of Bearer Securities; (21) the forms of the Debt Securities and coupons, if any; and (22) any other special terms pertaining to such Debt Securities. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will not be listed on any securities exchange. (Section 3.01.)

     Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities will be issued in fully-registered form without coupons. Where Debt Securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and special Federal income tax considerations, applicable to any such Debt Securities and to payment on and transfer and exchange of such Debt Securities will be described in the applicable Prospectus Supplement. Bearer Debt Securities will be transferable by delivery. (Section 3.05.)

     Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Certain Federal income tax consequences and special considerations applicable to any such Debt Securities, or to Debt Securities issued at par that are treated as having been issued at a discount, will be described in the applicable Prospectus Supplement.

     If the purchase price of any of the Debt Securities is payable in one or more foreign currencies or currency units or if any Debt Securities are denominated in one or more foreign currencies or currency units or if the principal of, premium, if any, or interest, if any, on any Debt Securities is payable in one or more foreign currencies or currency units, or by reference to commodity prices, equity indices or other factors, the restrictions, elections, certain Federal income tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currency units or commodity prices, equity indices or other factors will be set forth in the applicable Prospectus Supplement. In general, holders of such series of Debt Securities may receive a principal amount on any principal payment date, or a payment of premium, if any, on any premium interest payment date or a payment of interest on any interest payment date, that is greater than or less than the amount of principal, premium, if any, or interest otherwise payable on such dates, depending on the value on such dates of the applicable currency, commodity, equity index or other factor.

PAYMENT, REGISTRATION, TRANSFER AND EXCHANGE

     Unless otherwise provided in the applicable Prospectus Supplement, payments in respect of the Debt Securities will be made in the designated currency at the office or agency of the Company maintained for that purpose as the Company may designate from time to time. (Section 9.02.) Unless otherwise indicated in the applicable Prospectus Supplement, payment of any installment of interest on Debt Securities in registered form will be made to the person in whose name such Debt Security is registered at the close of business on the regular record date for such interest. (Section 3.07 (a).)

     Payment in respect of Debt Securities in bearer form will be made in the currency and in the manner designated in the applicable Prospectus Supplement, subject to any applicable laws and regulations, at such paying agencies outside the United States as the Company may appoint from time to time. The paying agents outside the United States initially appointed by the Company for a series of Debt Securities will be named in the Prospectus Supplement. The Company may at any time designate additional paying agents or rescind the designation of any paying agents, except that, if Debt Securities of a series are issuable as Registered Securities, the Company will be required to maintain at least one paying agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain a paying agent in a Place of Payment outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment. (Section 9.02.)

     Unless otherwise provided in the applicable Prospectus Supplement, Debt Securities in registered form will be transferable or exchangeable at the agency of the Company maintained for such purpose as designated by the Company from time to time. (Sections 3.05 and 9.02.) Debt Securities may be transferred or exchanged without service charge, other than any tax or other governmental charge imposed in connection therewith. (Section 3.05.)

GLOBAL DEBT SECURITIES

     Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities of a series may be issued in whole or in part in the form of one or more fully registered global securities (a "Registered Global Security") that will be deposited with a depository (the "Depository") or with a nominee for the Depository identified in the applicable Prospectus Supplement. In such a case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Registered Global Security or Securities. (Section 3.03.) Unless and until it is exchanged in whole or in part for Debt Securities in definitive certificated form, a Registered Global Security may not be registered for transfer or exchange except as a whole by the Depository for such Registered Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor Depository for such series or a nominee of such successor Depository and except in the circumstances described in the applicable Prospectus Supplement. (Section 3.05.)

     The specific terms of the depository arrangement with respect to any portion of a series of Debt Securities to be represented by a Registered Global Security will be described in the applicable Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, the Company expects that the following provisions will apply to such depository arrangements.

     Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold interests through participants (as such term is defined below). Upon the issuance of any Registered Global Security, and the deposit of such Registered Global Security with or on behalf of the Depository for such Registered Global Security, the Depository will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Registered Global Security to the accounts of institutions ("participants") that have accounts with the Depository or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests by participants in such Registered Global Security will be shown on, and the transfer of such beneficial interests will be effected only through, records maintained by the Depository for such Registered Global Security or by its nominee. Ownership of beneficial interests in such Registered Global Security by persons that hold through participants will be shown on, and the transfer of such beneficial interests within such participants will be effected only through, records maintained by such participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Registered Global Security.

     So long as the Depository for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Registered Global Security for all purposes under the applicable Indenture. Unless otherwise specified in the applicable Prospectus Supplement and except as specified below, owners of beneficial interests in such Registered Global Security will not be entitled to have Debt Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the holders thereof for any purposes under the relevant Indenture. (Section 3.08.) Accordingly, each person owning a beneficial interest in such Registered Global Security must rely on the procedures of the Depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the relevant Indenture. The Depository may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the relevant Indenture. The Company understands that, under existing industry practices, if the Company requests any action of holders or if any owner of a beneficial interest in such Registered Global Security desires to give any notice or take any action which a holder is entitled to give or take under the relevant Indenture, the Depository would authorize the participants to give such notice or take such action, and such participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Unless otherwise specified in the applicable Prospectus Supplement, payments with respect to principal, premium, if any, and interest, if any, on Debt Securities represented by a Registered Global Security registered in the name of a Depository or its nominee will be made to such Depository or its nominee, as the case may be, as the registered owner of such Registered Global Security.

     The Company expects that the Depository for any Debt Securities represented by a Registered Global Security, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depository. The Company also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names," and will be the responsibility of such participants. None of the Company, the respective Trustees or any agent of the

Company or the respective Trustees shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests of a Registered Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests. (Section 3.08.)

     Unless otherwise specified in the applicable Prospectus Supplement, if the Depository for any Debt Securities represented by a Registered Global Security is at any time unwilling or unable to continue as Depository or ceases to be a clearing agency registered under the Exchange Act and a duly registered successor Depository is not appointed by the Company within 90 days, the Company will issue such Debt Securities in definitive certificated form in exchange for such Registered Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Registered Global Securities and, in such event, will issue Debt Securities of such series in definitive certificated form in exchange for all of the Registered Global Security or Securities representing such Debt Securities. (Section 3.05.)

     The Debt Securities of a series may also be issued in whole or in part in the form of one or more bearer global securities (a "Bearer Global Security") that will be deposited with a depository, or with a nominee for such depository, identified in the applicable Prospectus Supplement. Any such Bearer Global Security may be issued in temporary or permanent form. (Section 3.04.) The specific terms and procedures, including the specific terms of the depository arrangement, with respect to any portion of a series of Debt Securities to be represented by one or more Bearer Global Securities will be described in the applicable Prospectus Supplement.

CONSOLIDATION, MERGER OR SALE BY THE COMPANY

     Unless otherwise specified in the applicable Prospectus Supplement, the Company shall not consolidate with or merge with or into any other corporation or sell its assets substantially as an entirety, unless: (i) the corporation formed by such consolidation or into which the Company is merged or the corporation which acquires its assets is organized and existing under the laws of the United States or any state thereof; (ii) the corporation formed by such consolidation or into which the Company is merged or which acquires the Company's assets substantially as an entirety expressly assumes by supplemental indenture the due and punctual payment of the principal of, premium, if any, and any Additional Amounts or interest on, the Debt Securities and the performance or observance of every covenant of the Company under each Indenture and the Debt Securities; (iii) immediately after giving effect to such transaction, and treating any indebtedness which becomes an obligation of the Company or a Subsidiary of the Company as a result of such transaction as having been incurred by the Company or such Subsidiary at the time of such transaction, no Default or Event of Default exists and is continuing; and (iv) if, as a result of such transaction, properties or assets of the Company would become subject to an encumbrance which would not be permitted by the terms of any series of Debt Securities, the Company or the successor corporation, as the case may be, shall take such steps as are necessary to secure such Debt Securities equally and ratably with all indebtedness secured thereunder. Upon any such consolidation, merger or sale, the successor corporation formed by such consolidation, or into which the Company is merged or to which such sale is made, shall succeed to, and be substituted for the Company under each Indenture. (Section 7.01.)

EVENTS OF DEFAULT, NOTICE AND CERTAIN RIGHTS ON DEFAULT

     Each Indenture provides that, if an Event of Default specified therein occurs with respect to the Debt Securities of any series and is continuing, the Trustee for such series or the holders of 25% in aggregate principal amount of all of the outstanding Debt Securities of that series, by written notice to the Company (and to the Trustee for such series, if notice is given by such holders of Debt Securities), may declare the principal of (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount specified in the Prospectus Supplement) and accrued interest on all the Debt Securities of that series to be due and payable (provided, with respect to any Debt Securities issued under the Subordinated Indenture, that the payment of principal and interest on such Debt Securities shall remain subordinated to the extent provided in the Subordinated Indenture). (Section 5.02.)

     Unless otherwise specified in the applicable Prospectus Supplement, Events of Default with respect to Debt Securities of any series are defined in each Indenture as being: (a) default in payment of any interest on any Debt Security of that series or any coupon appertaining thereto or any Additional Amount payable with respect to Debt Securities of such series as specified in the applicable Prospectus Supplement when the same becomes due and payable and the same continues for 30 days; (b) default in payment of principal, or premium, if any, at maturity or on redemption or otherwise, or in the making of a mandatory sinking fund payment of any Debt Securities of that series when due; (c) default continuing for 60 days after notice to the Company by the Indenture Trustee for such series, or by the holders of 25% in aggregate principal amount of the Debt Securities of such series then outstanding to the Company and the Indenture Trustee, in the performance of any other agreement or covenant (other than an agreement or covenant for which non-compliance is elsewhere specifically dealt with in this paragraph) in the Debt Securities of that series, in the Indenture or in any supplemental indenture or board resolution referred to therein under which the Debt Securities of that series may have been issued; (d) a default under any mortgage, agreement, indenture or instrument under which there may be issued, or by which there may be evidenced any Debt of the Company, whether existing now or in the future, in an aggregate principal amount then outstanding of $25 million or more, which default (i) shall constitute a failure to pay any portion of the principal of such Debt when due and payable after the expiration of an applicable grace period with respect thereto or (ii) shall result in such Debt becoming or being declared due and payable, and such acceleration shall not be rescinded or annulled, or such Debt shall not be paid in full within a period of 30 days after there has been given, to the Company by the Indenture Trustee or to the Company and the Indenture Trustee by the holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of such series provided that such Event of Default will be remedied, cured or waived if the default that resulted in the acceleration of such other indebtedness is remedied, cured or waived; and (e) certain events of bankruptcy, insolvency or reorganization of the Company. (Section 5.01.) The definition of "Event of Default" in each Indenture specifically excludes a default under a secured debt under which the obligee has recourse (exclusive of recourse for ancillary matters such as environmental indemnities, misapplication of funds, costs of enforcement, etc.) only to the collateral pledged for repayment, and where the fair market value of such collateral does not exceed two percent of Total Assets (as defined in the Indenture) at the time of the default. Events of Default with respect to a specified series of Debt Securities may be added to the Indenture and, if so added, will be described in the applicable Prospectus Supplement. (Sections 3.01 and 5.01(7).)

     At any time after a declaration of acceleration has been made with respect to Debt Securities of any series but before a judgment or decree for payment has been obtained by the applicable Indenture Trustee, the Holders of a majority in principal amount of Outstanding Debt Securities of that series may rescind any declaration of acceleration and its consequences, provided that all payments due (other than those due as a result of acceleration) have been made and all Events of Default have been cured or waived. (Section 5.02)

     Each Indenture provides that the Indenture Trustee will, within 90 days after the occurrence of a Default with respect to the Debt Securities of any series, give to the holders of the Debt Securities of that series notice of all Defaults known to it unless such Default shall have been cured or waived; provided that except in the case of a Default in payment on the Debt Securities of that series, the Indenture Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding such notice is in the interests of the holders of the Debt Securities of that series. (Section 6.06.) "Default" means any event which is, or after notice or passage of time or both, would be, an Event of Default. (Section 1.01.)

     Each Indenture provides that the holders of a majority in aggregate principal amount of the Debt Securities of each series affected (with each such series voting as a class) may, subject to certain limited conditions, direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee for such series, or exercising any trust or power conferred on such Indenture Trustee. (Section 5.08.)

     Each Indenture includes a covenant that the Company will file annually with the Indenture Trustee a certificate as to the Company's compliance with all conditions and covenants of such Indenture. (Section 9.05.)

     The holders of a majority in aggregate principal amount of any series of Debt Securities by notice to the Indenture Trustee for such series may waive, on behalf of the holders of all Debt Securities of such series, any past Default or Event of Default with respect to that series and its consequences except a Default or Event of Default in the payment of the principal of, premium, if any, or interest, if any, or any Additional Amounts on any Debt Security, and except in respect of an Event of Default resulting from the breach of a covenant or provision of either Indenture which, pursuant to the applicable Indenture, cannot be amended or modified without the consent of the holders of each outstanding Debt Security of such series affected. (Section 5.07.)

OPTION TO DEFER INTEREST PAYMENTS

     If provided in the applicable Prospectus Supplement, the Company shall have the right at any time and from time to time during the term of any series of Junior Subordinated Debt to defer the payment of interest on such series for such number of consecutive interest payment periods as may be specified in the applicable Prospectus Supplement (each, an "Extension Period"), subject to the terms, conditions and covenants, if any, specified in such Prospectus Supplement, provided that such Extension Period may not extend beyond the stated maturity of such Junior Subordinated Debt. Certain material United States Federal income tax consequences and special considerations applicable to any such Junior Subordinated Debt will be described in the applicable Prospectus Supplement.

     Unless otherwise specified in the applicable Prospectus Supplement, at the end of such Extension Period, the Company shall pay all interest then accrued and unpaid together with interest thereon compounded semiannually at the rate specified for the Junior Subordinated Debt of such series to the extent permitted by applicable law ("Compound Interest"); provided, that during any such Extension Period, (a) the Company shall not declare or pay dividends on, make distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock (other than (i) purchases or acquisitions of Common Stock of the Company in connection with the satisfaction by the Company of its obligations under any employee or agent benefit plans or the satisfaction by the Company of its obligations pursuant to any contract or security outstanding on the date of such event requiring the Company to purchase Common Stock of the Company, (ii) as a result of a reclassification of the Company's capital stock or the exchange or conversion of one class or series of the Company's capital stock for another class or series of the Company's capital stock, (iii) the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged,
(iv) dividends or distributions in Common Stock of the Company (or rights to acquire capital stock) or repurchases or redemptions of capital stock solely from the issuance or exchange of capital stock or (v) redemptions or repurchases of any rights outstanding under a shareholder rights plan), (b) the Company shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities issued by the Company that rank pari passu in right of payment with or junior to the Junior Subordinated Debt of such series, and (c) the Company shall not make any guarantee payments with respect to the foregoing (other than payments pursuant to the Guarantee or the Common Guarantee. Prior to the termination of any such Extension Period, the Company may further defer payments of interest by extending the interest payment period; provided, however, that, such Extension Period may not extend beyond the maturity of the Junior Subordinated Debt of such series. Upon the termination of any Extension Period and the payment of all amounts then due, the Company may commence a new Extension Period, subject to the terms set forth in this section. No interest during an Extension Period, except at the end thereof, shall be due and payable, but the Company may prepay at any time all or any portion of the interest accrued during an Extension Period. If the applicable Property Trustee shall be the sole holder of the Junior Subordinated Debt of such series subject to an Extension Period, the Company shall give the applicable Administrative Trustee, the applicable Indenture Trustee and the applicable Property Trustee notice of its selection of such Extension Period one Business Day prior to the earlier of (i) the date distributions on the Capital Securities are payable or
(ii) the date the applicable Administrative Trustee is required to give notice to the New York Stock Exchange (or other applicable self-regulatory organization) or to holders of the Capital Securities of record or payment date of such distribution. The applicable Administrative Trustee shall give notice of the Company's selection of such Extension Period to the holders of the Capital Securities. If the applicable Property Trustee shall not be the sole holder of the Junior Subordinated Debt of such series subject to the Extension Period, the

Company shall give the holders of the Junior Subordinated Debt of such series subject to the Extension Period notice of its selection of such Extension Period ten Business Days prior to the earlier of (i) the Interest Payment Date for the series of Junior Subordinated Debt subject to the Extension Period or (ii) the date upon which the Company is required to give notice to the New York Stock Exchange (or other applicable self-regulatory organization) or to holders of the Junior Subordinated Debt of such series subject to the Extension Period of the record or payment date of such related interest payment.

MODIFICATION OF THE INDENTURES

     Unless otherwise specified in the applicable Prospectus Supplement, each Indenture contains provisions permitting the Company and the Indenture Trustee to enter into one or more supplemental indentures without the consent of the holders of any of the Debt Securities in order (i) to evidence the succession of another corporation to the Company and the assumption of the covenants and obligations of the Company under the Indenture and the Debt Securities by a successor to the Company; (ii) to add to the covenants of the Company or surrender any right or power of the Company; (iii) to add additional Events of Default with respect to any series of Debt Securities; (iv) to add or change any provisions to such extent as necessary to permit or facilitate the issuance of Debt Securities in bearer form; (v) to change or eliminate any provision affecting only Debt Securities not yet issued; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities; (viii) to evidence and provide for successor Indenture Trustees; (ix) if allowed without penalty under applicable laws and regulations, to permit payment in respect of Debt Securities in bearer form in the United States; (x) to correct any defect or supplement any inconsistent provisions or to make any other provisions with respect to matters or questions arising under such Indenture, provided that such action does not adversely affect the interests of any holder of Debt Securities of any series; or (xi) to cure any ambiguity or correct any mistake. The Subordinated Indenture also permits the Company and the Indenture Trustee thereunder to enter into such supplemental indentures to modify the subordination provisions contained in the Subordinated Debenture except in a manner adverse to any outstanding Debt Securities. (Section 8.01.)

     Unless otherwise specified in the applicable Prospectus Supplement, each Indenture also contains provisions permitting the Company and the Indenture Trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by such supplemental indenture (with the Debt Securities of each series voting as a class), to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of such Indenture or any supplemental indenture or modifying the rights of the holders of Debt Securities of such series, except that, without the consent of the holder of each Debt Security so affected, no such supplemental indenture may: (i) change the time for payment of principal or premium, if any, or interest or any Additional Amounts on any Debt Security; (ii) reduce the principal of, or any installment of principal of, or premium, if any, or interest or any Additional Amounts on any Debt Security, or change the manner in which the amount of any of the foregoing is determined;
(iii) reduce the amount of premium, if any, payable upon the redemption of any Debt Security; (iv) reduce the amount of principal payable upon acceleration of the maturity of any Original Issue Discount or Index Security; (v) change the currency or currency unit in which any Debt Security or any premium or interest or any Additional Amounts thereon is payable; (vi) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security;
(vii) reduce the percentage in principal amount of the outstanding Debt Securities affected thereby the consent of whose holders is required for modification or amendment of such Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; (viii) change the obligation of the Company to maintain an office or agency in the places and for the purposes specified in such Indenture; (ix) modify the provisions relating to the subordination of outstanding Debt Securities of any series in a manner adverse to the holders thereof; or (x) modify the provisions relating to waiver of certain defaults or any of the foregoing provisions. (Section 8.02.)

SUBORDINATION UNDER THE SUBORDINATED INDENTURE

     The Subordinated Indenture provides that any Junior Subordinated Debt issued thereunder are subordinate and junior in right of payment to all Senior Indebtedness to the extent provided in the

Subordinated Indenture. (Section 12.01 of the Subordinated Indenture.) The Subordinated Indenture defines the term "Senior Indebtedness" as: (i) all indebtedness of the Company, whether outstanding on the date of the Subordinated Indenture or thereafter created, incurred or assumed, which is for money borrowed, or which is evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets, including securities; (ii) any indebtedness of others of the kinds described in the preceding clause (i) the payment of which the Company is responsible or liable as guarantor or otherwise; and (iii) amendments, renewals, extensions and refundings of any such indebtedness, unless in any instrument or instruments evidencing or securing such indebtedness or pursuant to which the same is outstanding, it is provided that such indebtedness is not senior in right of payment to, or that such indebtedness is pari passu in right of payment with or junior to, the Junior Subordinated Debt. The Senior Indebtedness shall continue to be Senior Indebtedness and entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of the Senior Indebtedness or extension or renewal of the Senior Indebtedness. Senior Indebtedness does not include (A) any indebtedness of the Company to any of its subsidiaries, (B) liabilities of the Company incurred in the ordinary course of its business or (C) any indebtedness which by its terms is expressly made pari passu in right of payment with or subordinated to the 8.85% Capital Securities and the Guarantees. (Section 1.01 of the Subordinated Indenture.)

     In the event and during the continuation of (i) a Company default in the payment of any principal, interest, if any or premium, if any, or any Additional Amounts on any Senior Indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or declaration or otherwise or (ii) an event of default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof and written notice of such event of default (requesting that payments on Junior Subordinated Debt cease) is given to the Company by the holders of Senior Indebtedness, then unless and until such default in payment or event of default shall have been cured or waived or shall have ceased to exist, no direct or indirect payment (in cash, property or securities, by set-off or otherwise) shall be made or agreed to be made on account of the Junior Subordinated Debt or interest thereon or in respect of any repayment, redemption, retirement, purchase or other acquisition of Junior Subordinated Debt. (Section 12.03 of the Subordinated Indenture.)

     In the event of (i) any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to the Company or its property, (ii) any proceeding for the liquidation, dissolution or other winding-up of the Company, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings, (iii) any assignment by the Company for the benefit of creditors or (iv) any other marshaling of the assets and liabilities of the Company, all Senior Indebtedness (including, without limitations interest accruing after the commencement of any such proceeding, assignment or marshaling of assets) shall first be paid in full or provision must be made for such payment in cash or cash equivalents or otherwise in a manner satisfactory to the holders of Senior Indebtedness before any payment or distribution, whether in cash, securities or other property, shall be made by the Company on account of Junior Subordinated Debt. In any such event, any payment or distribution, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment, the payment of which is subordinate, at least to the extent provided in the subordination provisions of the Subordinated Indenture with respect to the indebtedness evidenced by Junior Subordinated Debt, to the payment of all Senior Indebtedness at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), which would otherwise (but for the subordination provisions) be payable or deliverable in respect of Junior Subordinated Debt (including any such payment or distribution which may be payable or deliverable by reason of the payment of any other indebtedness of the Company being subordinated to the payment of Junior Subordinated Debt) shall be paid or delivered directly to the holders of Senior Indebtedness, or to their representative or trustee, in accordance with the priorities then existing among such holders until all Senior Indebtedness shall have been paid in full. (Section 12.02 of the Subordinated Indenture.) No present or future holder of any Senior Indebtedness shall be prejudiced in the right to enforce subordination of the indebtedness evidenced by Junior Subordinated Debt by any act or failure to act on the part of the Company. (Section 12.11 of the Subordinated Indenture.)

     Senior Indebtedness shall not be deemed to have been paid in full unless the holders thereof shall have received cash, securities or other property equal to the amount of such Senior Indebtedness then outstanding (Section 12.01 of the Subordinated Indenture). Upon the payment in full of all Senior Indebtedness, the holders of Junior Subordinated Debt shall be subrogated to all the rights of any holders of Senior Indebtedness to receive any further payments or distributions applicable to the Senior Indebtedness until all Junior Subordinated Debt shall have been paid in full, and such payments or distributions received by any holder of Junior Subordinated Debt, by reason of such subrogation, of cash, securities or other property which otherwise would be paid or distributed to the holders of Senior Indebtedness, shall, as between the Company and its creditors other than the holders of Senior Indebtedness, on the one hand, and the holders of Junior Subordinated Debt, on the other, be deemed to be a payment by the Company on account of Senior Indebtedness, and not on account of Junior Subordinated Debt. (Section 12.06 of the Subordinated Indenture.)

     The Subordinated Indenture provides that the foregoing subordination provisions, insofar as they relate to any particular issue of Junior Subordinated Debt, may be changed prior to such issuance. Any such change would be described in the applicable Prospectus Supplement relating to such Junior Subordinated Debt.

DEFEASANCE AND COVENANT DEFEASANCE

     If indicated in the applicable Prospectus Supplement, the Company may elect either (i) to defease and be discharged from any and all obligations with respect to the Debt Securities of or within any series (except as otherwise provided in the relevant Indenture) ("defeasance") or (ii) to be released from its obligations with respect to certain covenants applicable to the Debt Securities of or within any series ("covenant defeasance"), upon the deposit with the relevant Indenture Trustee (or other qualifying trustee), in trust for such purpose, of money and/or Government Obligations which through the payment of principal, interest, premium, if any, and any Additional Amounts in accordance with their terms will provide money in an amount sufficient, without reinvestment, to pay the principal of, any premium or interest on and any Additional Amounts on such Debt Securities and any coupons appertaining thereto on the Maturity or redemption, as the case may be, and any mandatory sinking fund or analogous payments thereon. As a condition to defeasance or covenant defeasance, the Company must deliver to the Indenture Trustee an Opinion of Counsel to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such Opinion of Counsel, in the case of defeasance under clause (i) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of the relevant Indenture. (Article IV.) If indicated in the applicable Prospectus Supplement, in addition to obligations of the United States or an agency or instrumentality thereof, Government Obligations may include obligations of the government or an agency or instrumentality of the government issuing the currency or currency unit in which Debt Securities of such series are payable. (Section 3.01.)

     In addition, with respect to the Subordinated Indenture, in order to be discharged no event or condition shall exist that, pursuant to certain provisions described under "-- Subordination under the Subordinated Indenture" above, would prevent the Company from making payments of principal of (and premium, if any) and interest, if any, and any Additional Amounts on Junior Subordinated Debt at the date of the irrevocable deposit referred to above. (Section 4.06 of the Subordinated Indenture.)

     The Company may exercise its defeasance option with respect to such Debt Securities notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its defeasance option, payment of such Debt Securities may not be accelerated because of a Default or an Event of Default. (Section 4.04.) If the Company exercises its covenant defeasance option, payment of such Debt Securities may not be accelerated by reason of a Default or an Event of Default with respect to the covenants to which such covenant defeasance is applicable. However, if such acceleration were to occur by reason of another Event of Default, the realizable value at the acceleration date of the money and Government Obligations in the defeasance trust could be less than the principal and interest then due on such Debt Securities, in that the required deposit in the defeasance trust is based upon scheduled cash flow rather than market value, which will vary depending upon interest rates and other factors.

THE TRUSTEES

     Unless otherwise specified in the applicable Prospectus Supplement, First Union Bank will be the Indenture Trustee under the Senior Indenture, and First Union Bank will be the Indenture Trustee under the Subordinated Indenture. The Company may also maintain banking and other commercial relationships with each of the Trustees and their affiliates in the ordinary course of business.

                          DESCRIPTION OF CAPITAL STOCK

     The following description does not purport to be complete and is qualified in its entirety by reference to the Company's Articles of Incorporation and the Company's By-laws.

GENERAL

     The Company is currently authorized to issue 75,000,000 shares of Class A Common Stock, no par value, and 50,000,000 shares of Class B Common Stock, no par value. On May 8, 1998, the Company's shareholders approved an amendment to its Articles of Incorporation to increase the Company's authorized Class A Common Stock from 75,000,000 shares to 180,000,000 shares. The Company will be authorized to issue 180,000,000 shares of Class A Common Stock upon approval of such amendment by the Iowa Commissioner of Insurance and the Iowa Attorney General and upon filing such amendment with the Iowa Secretary of State. As of December 31, 1997 there were 29,734,918 shares of Class A Common Stock outstanding and 5,000,000 shares of Class B Common Stock outstanding, of which 12,380,300 of the Class A Common Stock and 5,000,000 of the Class B Common Stock were held by AmerUs Group. In addition, 1,400,000 and 150,000 shares of Class A Common Stock are reserved for issuance under options granted or available for grant under the Stock Plan and Director Plan, respectively, and 5 million shares of Class A Common Stock are reserved for issuance upon conversion of Class B Common Stock. At its meeting on February 19, 1998 the Board of Directors approved a resolution recommending that the Company solicit shareholder approval to increase the authorized issuance of Class A Common Stock, no par value, from 75,000,000 to 180,000,000 shares. The Company intends to seek such approval at its annual meeting of stockholders scheduled for May 8, 1998. The Company is also authorized to issue 20 million shares of preferred stock on such terms as determined by its Board of Directors (the "Preferred Stock"). See "-- Preferred Stock."

     The Class B Common Stock (or any interest therein) may only be owned by AMHC or a mutual insurance holding company or intermediate holding company which is expressly authorized by applicable law to own or have a beneficial interest in the Class B Common Stock (a "Permitted Class B Holder"). Under current Iowa law, a Permitted Class B Holder must at all times possess the right to cast at least a majority of the votes of the outstanding shares of the capital stock of the Company.

     The Company's Articles of Incorporation provide that the number of outstanding shares of Class A Common Stock (excluding shares of Class A Common Stock owned by AMHC or another Permitted Class B Holder) shall exceed the number of outstanding shares of Class B Common Stock plus the shares of Class A Common Stock owned by AMHC or another Permitted Class B Holder only as authorized by law and never by a ratio of more than three to one.

COMMON STOCK

     Each share of Class A Common Stock will entitle its holder to one vote per share on all matters upon which shareholders are entitled to vote (including election of directors, mergers, sales of assets, dissolution and amendments to the Articles of Incorporation). Each share of Class B Common Stock will entitle its holder to one vote per share on all such matters except that, if on the record date for determining shares eligible to vote, the number of outstanding shares of Class A Common Stock (excluding shares of Class A Common Stock owned by a Permitted Class B Holder) and any outstanding shares of Preferred Stock having voting rights, if any (excluding shares of Preferred Stock owned by a Permitted Class B Holder), equals or exceeds the number of outstanding shares of Class B Common Stock plus the number of outstanding shares of Class A Common Stock owned by a Permitted Class B Holder, the voting rights for each share of Class B Common Stock shall be equal to the aggregate number of shares of Class A Common Stock (excluding shares of Class A Common Stock owned by a Permitted Class B Holder) and Preferred Stock having voting rights, if any, then outstanding (excluding shares of Preferred Stock owned by a Permitted Class B Holder) plus one divided by the number of outstanding shares of Class B Common Stock. Accordingly, even if the number of outstanding shares of Class A Common Stock (excluding shares of Class A Common Stock owned by a Permitted Class B Holder) exceeds the number of outstanding shares of Class B Stock, the Permitted Class B Holder will always have a majority of the votes.

     Both classes of Common Stock will generally vote together as a single class on all matters; however, the holders of Class A Common Stock and the holders of Class B Common Stock will vote separately as a class with respect to certain matters for which class voting is required under Iowa law, including (i) approval of proposed amendments to the Company's Articles of Incorporation that, among other things, would alter the designation, rights, preferences or limitations of all or part of the shares of their respective class, increase or decrease the aggregate number of authorized shares of such class, effect an exchange or reclassification or create a right of exchange of all or part of the shares of one class into shares of another class, create a new class of shares or increase the rights, preferences, or number of authorized shares of any existing class so that it would have rights or preferences with respect to distribution or to dissolution that are prior, superior, or substantially equal to, the shares of such class, provided that the Class A Common Stock and Class B Common Stock are not affected by such amendment in the same or a substantially similar way; (ii) approval of a proposed plan of merger or consolidation if such plan contains any provisions which, if contained in a proposed amendment to the Articles of Incorporation, would entitle such class of shares to vote as a class (with certain limited exceptions for shareholders of the surviving corporation); and (iii) approval of a plan of share exchange (to be voted upon by each class included in the exchange).

     There is no provision in the Company's Articles of Incorporation permitting cumulative voting in the election of directors.

     No cash dividends may be declared in any fiscal year on the Class B Common Stock until and unless a cash dividend has been declared on the Class A Common Stock. Any cash dividends will be declared and paid equally on both classes of Common Stock.

     The classes of Common Stock will rank equally and have equal rights with respect to distributions and all other rights, including distributions upon liquidation of the Company. However, in the case of dividends or other distributions payable on the Common Stock in shares of such stock, including distributions pursuant to stock splits or stock dividends, only Class A Common Stock will be distributed with respect to Class A Common Stock and only Class B Common Stock will be distributed with respect to Class B Common Stock. In no event will either class of Common Stock be split, divided or combined unless the other is split, divided or combined equally.

     So long as the number of outstanding shares of Class A Common Stock (excluding shares of Class A Common Stock owned by a Permitted Class B Holder) shall exceed the number of outstanding shares of Class B Common Stock plus the outstanding shares of Class A Common Stock owned by AMHC or another Permitted Class B Holder only as authorized by law and never by a ratio of more than three to one, the Class B Common Stock will be convertible at all times into Class A Common Stock on a share-for-share basis by surrender of certificates to the transfer agent for the Company. Such conversion will be without cost to the shareholder, except for any transfer taxes which may be payable if certificates for Class A Common Stock are issued in a name other than the one in which the surrendered certificate is registered. Therefore, shareholders who subsequently desire to sell some or all of their shares of Class B Common Stock may convert those shares into an equal number of shares of Class A Common Stock and sell the shares of Class A Common Stock in the public market. The Company will be required to reserve shares of Class A Common Stock sufficient for issuance upon conversion of Class B Common Stock. All shares of Class B Common Stock surrendered upon conversion will have the status of authorized but unissued shares of Class B Common Stock.

     The Articles of Incorporation provide that a Permitted Class B Holder has the preemptive right to purchase Common Stock to the extent necessary to maintain the ratio of Class A Common Stock to Class B Common Stock set forth in the preceding paragraph. The Amended and Restated Intercompany Agreement dated as of December 1, 1996 among AMHC, AmerUs Group and the Company also affords the AmerUs Affiliated Group certain equity purchase rights.

     In the event that AMHC (or any successor mutual insurance holding company) is demutualized and is converted into a stock company pursuant to Iowa law, then immediately upon such conversion each share of the Class B Common Stock shall automatically be converted into one share of Class A Common Stock. AMHC has no present plans to demutualize.

     A Permitted Class B Holder may pledge, subject to a security interest or lien, encumber, or otherwise hypothecate shares of Class B Common Stock in excess of the number of shares of Class B Common Stock which carry the right to cast at least a majority of the votes of the outstanding shares of capital stock of the Company having voting rights. However, except for a transfer to a Permitted Class B Holder, a conversion of Class B Common Stock into Class A Common Stock and except as described in the preceding sentence, no shares of Class B Common Stock may be conveyed, pledged or otherwise transferred. Any conveyance, transfer, assignment, pledge, security interest, lien, encumbrance or hypothecation or alienation by AMHC or any intermediate holding company, in or on the majority of the voting shares of AmerUs Life shall be deemed void in inverse chronological order from the date of such transaction to the extent necessary to give AMHC unencumbered direct or indirect ownership of a majority of such voting shares.

     All shares of Common Stock offered hereby, or issuable upon conversion, exchange or exercise of Securities, will, when issued, be fully paid and non-assessable. The Class A Common Stock is listed on the New York Stock Exchange under the symbol "AMH."

     The Prospectus Supplement relating to an offering of Common Stock will describe terms relevant thereto, including the number of shares offered, the initial offering price, market price and dividend information.

PREFERRED STOCK

     The Board of Directors of the Company is authorized, subject to any limitations prescribed by law, from time to time to issue up to an aggregate of 20 million shares of Preferred Stock in one or more series, each of such series to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, as shall be determined by the Board of Directors in a resolution or resolutions providing for the issue of such Preferred Stock and as shall be described in the Prospectus Supplement relating to a particular series of Preferred Stock offered thereby; provided, however, that no Preferred Stock may have more than one vote per share. Thus, any series may, if so determined by the Board of Directors, have full voting rights with the Class A Common Stock or superior or limited voting rights, be convertible into Class A Common Stock or another security of the Company, and have such other relative rights, preferences and limitations as the Company's Board of Directors shall determine; provided, however, that no Preferred Stock may have more than one vote per share.

     The applicable Prospectus Supplement will describe the following terms of any series of Preferred Stock in respect of which this Prospectus is being delivered (to the extent applicable to such Preferred Stock): (i) the specific designation, number of shares, seniority and initial public offering or purchase price; (ii) any liquidation preference per share; (iii) any date of maturity;
(iv) any redemption, repayment or sinking fund provisions; (v) any dividend rate or rates and the dates on which any such dividends will be payable (or the method by which such rates or dates will be determined) and whether such dividends will be cumulative or non-cumulative; (vi) any voting rights (which may not exceed one vote per share); (vii) if other than the currency of the United States of America, the currency or currencies, including currency units and composite currencies, in which such Preferred Stock is denominated and/or in which payments will or may be payable; (viii) the method by which amounts in respect of such Preferred Stock may be calculated and any commodities, currencies or indices, or value, rate or price, relevant to such calculation;
(ix) whether the
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

Preferred Stock is convertible or exchangeable and, if so, the securities or rights into which such Preferred Stock is convertible or exchangeable (which may include other Preferred Stock, Debt Securities, Common Stock or other securities or rights of the Company (including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices) or a combination of the foregoing), and the terms and conditions upon which such conversions or exchanges will be effected, including the initial conversion or exchange prices or rates, the conversion or exchange period and any other related provisions; (x) the place or places where dividends and other payments on the Preferred Stock will be payable; and (xi) any additional voting, dividend, liquidation, redemption and other rights, preferences, privileges, limitations and restrictions.

     As described under "Description of Depositary Shares", the Company may, at its option, elect to offer Depositary Shares evidenced by depositary receipts ("Depositary Receipts"), each representing an interest (to be specified in the applicable Prospectus Supplement relating to the particular series of the Preferred Stock) in a share of the particular series of the Preferred Stock issued and deposited with a Preferred Stock Depositary (as defined herein) in lieu of offering full shares of such series of Preferred Stock.

     All shares of Preferred Stock offered hereby, or issuable upon conversion, exchange or exercise of Securities, will, when issued, be fully paid and non-assessable.

CAPITAL SECURITIES OF AMERUS CAPITAL I

     AmerUs Capital I, a Delaware business trust and a wholly-owned subsidiary of the Company, issued $86 million of 8.85% Capital Securities (the "8.85% Capital Securities") in 1997 as part of the Company's financing plan. The assets of such trust are invested in Subordinated Debt Securities of the Company, which debt securities have a stated maturity of thirty years from their date of issuance. If the Company redeems all or a portion of the Subordinated Debt Securities, AmerUs Capital I must redeem a corresponding amount of the 8.85% Capital Securities.

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND BY-LAWS OF THE COMPANY

     The following discussion is a summary of certain provisions of the Articles of Incorporation and By-laws of the Company relating to shareholder voting rights, advance notice requirements and other provisions which may be deemed to have an "anti-takeover" effect. In addition to these provisions, regulatory restrictions on dispositions of Common Stock by the Company's parent corporation as well as the inability of the holders of the Class A Common Stock to elect a majority of the Company's Board of Directors may also deter attempts to effect, or prevent the consummation of, a change in control of the Company. See "Description of Capital Stock -- Common Stock." These and other provisions affect shareholder rights and should be given careful attention. The following description of certain of these provisions is necessarily general and is qualified in its entirety by reference to the Company's Articles of Incorporation and By-laws, copies of which are included as exhibits to the Registration Statement of which this Prospectus is a part.

     ISSUANCE OF CLASS A COMMON STOCK, PREFERRED STOCK AND OTHER RIGHTS

     The Company believes that its ability to issue, by action of a majority of the Company's entire Board of Directors, and without shareholder consent, the authorized but unissued shares of Class A Common Stock, shares of Preferred Stock and other rights will provide the Company with the flexibility necessary to meet its future needs without experiencing the time delay of having to seek shareholder approval. Unissued shares of Class A Common Stock and Preferred Stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisition and public or private sales for cash as a means of raising capital. It is possible that the Company's Board of Directors might use its authority (subject to the restrictions referred to above) to issue Class A Common Stock, Preferred Stock or other rights in a way that could deter or impede the completion of a tender offer or other attempt to gain control of the Company of which the Company's Board of Directors does not approve. The Company does not have any predetermined plans or commitments to use its authority to effect

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

any such issuance, but reserves the right to take any action in the future which the Company's Board of Directors deems to be in the best interests of the shareholders and the Company under the circumstances.

     It is not possible to state the actual effect of any issuance of Preferred Stock upon the rights of holders of Class A Common Stock because the Company's Board of Directors has not determined any issuance price or prices, terms or rights relating to Preferred Stock. However, such effects might include (i) restrictions on Class A Common Stock dividends if Preferred Stock dividends have not been paid; (ii) dilution of the voting power and equity interest of existing holders of Class A Common Stock to the extent that any Preferred Stock series has voting rights or would acquire voting rights upon the occurrence of certain events (such as the failure to pay dividends for a specified period) or that any Preferred Stock series is convertible into Class A Common Stock; and (iii) current holders of Class A Common Stock not being entitled to share in the Company's assets upon liquidation, dissolution or winding-up until satisfaction of any liquidation preferences granted to any series of Preferred Stock.

     BOARD OF DIRECTORS

     The Articles of Incorporation provide that the number of Company directors will be determined pursuant to the By-laws, but will not be less than seven or more than 21 directors (subject to the rights of the holders of any series of Preferred Stock). The By-laws provide that the exact number of directors will be determined from time to time by the affirmative vote of a majority of the Company's entire Board of Directors. At any meeting of the Company's Board of Directors, a majority of the Company's entire Board of Directors will constitute a quorum for the transaction of business, and subject to certain exceptions, at any meeting at which a quorum is present the affirmative vote of a majority of the directors present will constitute the act of the Company's Board of Directors. The Company's Board of Directors is divided into three classes, designated Classes I, II and III, which must be as nearly equal in number as possible. Directors of Class I hold office for a term expiring at the annual meeting of shareholders to be held in 2000, directors of Class II hold office for a term expiring at the annual meeting of shareholders to be held in 1998 and directors of Class III hold office for a term expiring at the annual meeting of shareholders to be held in 1999. At each annual meeting of shareholders following such initial classification and election, the respective successors of each class shall be elected for three-year terms, and each director will hold office until such annual meeting and until his or her successor is elected and qualified, unless the director dies, resigns, is disqualified or is removed from office. Thus, approximately two-thirds of the members of the Board of Directors at any time will have had prior board experience. With such a staggered Board of Directors, at least two annual meetings will normally be required to effect a change in the composition of a majority of the Board of Directors.

     Under the Iowa Business Corporation Act (the "IBCA") and the Company's Articles of Incorporation, and subject to the rights of the holders of any series of Preferred Stock, a majority of the Board of Directors though less than a quorum, or the sole remaining director, may fill vacancies on the Board of Directors or newly created directorships resulting from any increase in the authorized number of directors. The Articles of Incorporation provide that the election of directors need not be by written ballot unless the By-laws so provide. The By-laws do not require the use of such a written ballot. The By-laws provide that the holders of a majority of shares then entitled to vote if an election of directors were held may remove any director or the entire Board of Directors, with or without cause.

     LIMITATIONS ON CALLING SPECIAL MEETINGS OF SHAREHOLDERS

     Under Iowa law, special meetings of shareholders may be called by the Board of Directors or by such other persons as may be authorized by the articles of incorporation or the by-laws. In the case of the Company, the By-laws provide that special meetings may be called by the Chairman, the President, the Company's Board of Directors pursuant to a resolution adopted by not less than a majority of the total number of directors or at the request of the holders of not less than 10% of the combined voting power of the then outstanding stock of the Company entitled to vote generally in the election of directors. The notice for a special meeting must set forth the purpose or purposes of the meeting and, except as otherwise required by law or the Articles of Incorporation, no business will be transacted at any special meeting of shareholders other than the items of business stated in the notice.

     ADVANCE NOTICE REQUIREMENTS

     The By-laws establish advance notice procedures with regard to (i) the nomination, other than by or at the direction of the Company's Board of Directors, of candidates for election to the Company's Board of Directors (the "Nomination Provision") and (ii) certain business to be brought before an annual meeting of shareholders of the Company (the "Business Provision").

     The Nomination Provision, by requiring advance notice of nominations by shareholders, affords the Company's Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Company's Board of Directors, to inform shareholders about such qualifications.

     The Business Provision, by requiring advance notice of business proposed to be brought before an annual meeting, provides a more orderly procedure for conducting annual meetings of shareholders and provides the Company's Board of Directors with a meaningful opportunity prior to the meeting to inform shareholders, to the extent deemed necessary or desirable by the Company's Board of Directors, of any business proposed to be conducted at such meeting, together with any recommendation of the Company's Board of Directors. The Business Provision does not affect the right of shareholders to make shareholder proposals for inclusion in proxy statements for the Company's annual meetings of shareholders pursuant to the rules of the Commission. In addition, neither the Nomination Provision nor the Business Provision will prevent any shareholder or shareholders holding at least 10% of the shares entitled to vote on a particular matter from requesting a special meeting with respect to such matter as described above in "-- Limitations on Calling Special Meetings of Shareholders."

     Although these By-law provisions do not give the Company's Board of Directors any power to approve or disapprove of shareholder nominations for the election of directors or of any other business desired by shareholders to be conducted at an annual meeting, they may make it difficult for a third party to conduct a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of the Company, even if such a solicitation or attempt might be beneficial to the Company and its shareholders.

     AMENDMENT OF ARTICLES OF INCORPORATION AND BY-LAWS

     Except to the extent the Articles of Incorporation or By-laws otherwise provide, the Company's Board of Directors may, upon the affirmative vote of a majority of the entire Board, amend or repeal any By-law. The Articles of Incorporation may be amended with the affirmative vote of the holders of a majority of the outstanding voting securities of the Company having the right to vote generally in the election of directors; provided, that any proposed amendment to the Articles of Incorporation which would alter the provision relating to the ratio of outstanding shares of Class A Common Stock to outstanding shares of Class B Common Stock would require the approval of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock and a majority of the outstanding shares of Class A Common Stock (excluding shares owned by the Permitted Class B Holders). Under Iowa law, certain proposed amendments to the Articles of Incorporation which adversely affect the rights of a particular class of stock must be approved by a majority of such class.

     STATE STATUTORY PROVISIONS

     Any merger or acquisition of the Company by another entity or the acquisition or attempted acquisition of more than 10% of the stock of the Company is subject to regulatory approval by the Iowa Commissioner.

     Section 490.1108 of the IBCA provides that in considering acquisition proposals, directors may consider, in addition to the consideration of the effects of any action on shareholders, the effects on the Company's employees, suppliers, creditors, customers and the communities in which it operates, as well as the long-term and short-term interests of the Company. Consideration of any or all community interest factors is not a violation of the business judgment rule, even if the directors reasonably determine that effects on a community or other factors outweigh the financial or other benefits to the Company or a shareholder or group of shareholders. Section 490.624A of the IBCA also includes authorization of "poison pills" which include, without limitation, terms and conditions of stock rights or options issued by a corporation that preclude or limit the exercise, transfer or receipt of stock rights by persons owning or offering to acquire a specified number or percentage of a corporation's outstanding shares. Unlike most states, Iowa does not presently have a "business combination" law prohibiting business combinations with a shareholder who holds over a specified percentage of stock for less than a specified period after crossing the threshold.

     The foregoing provisions of state law could have the effect of delaying, deferring or preventing a change in control of the Company if the Board of Directors determines that a change of control is not in the best interests of the Company, its shareholders and other constituencies. In addition, the regulatory restrictions on the acquisition of securities of the Company may also deter attempts to effect, or prevent the consummation of, a change in control of the Company.

     Certain provisions of the Articles of Incorporation and the By-laws may make it more difficult to effect a change in control of the Company if the Board of Directors determines that such action would not be in the best interests of the shareholders. It could be argued, contrary to the belief of the Board of Directors, that such provisions are not in the best interests of the shareholders to the extent that they will have the effect of tending to discourage possible takeover bids, which might be at prices involving a premium over then recent market quotations for the Common Stock. The most important of those provisions are described below.

     The Articles of Incorporation authorize the establishment of a classified Board of Directors pursuant to the By-laws. The By-laws, in turn, provide that the Directors serve staggered three-year terms, with the members of only one class being elected in any year. A classified Board of Directors may increase the difficulty of removing incumbent directors, providing such directors with enhanced ability to retain their positions. A classified Board of Directors may also make the acquisition of control of the Company by a third party by means of a proxy contest more difficult. In addition, the classification may make it more difficult to replace a majority of directors for business reasons unrelated to a change in control.

     As discussed above, Preferred Stock may be issued from time to time in one or more series with such rights, preferences, limitations and restrictions as may be determined by the Board of Directors. The issuance of Preferred Stock could be used, under certain circumstances, as a method of delaying or preventing a change of control of the Company and could have a detrimental effect on the rights of holders of Common Stock, including loss of voting control.

     The provisions of the Articles of Incorporation regarding the classified Board of Directors and certain business combination transactions may not be amended without the affirmative approval of holders of not less than 80% of the outstanding voting stock of the Company.

     The By-laws may be amended by majority vote of the Board of Directors.

                            DESCRIPTION OF WARRANTS

     The Company may issue Warrants to purchase Debt Securities, Preferred Stock, Common Stock or any combination thereof, and such Warrants may be issued independently or together with any such Securities and may be attached to or separate from such Securities. Each series of Warrants will be issued under a separate warrant agreement (each a "Warrant Agreement") to be entered into between the Company and a warrant agent ("Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of each such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreement will be set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will describe the terms of any series of Warrants in respect of which this Prospectus is being delivered, including the following: (i) the title of such Warrants; (ii) the aggregate number of such Warrants; (iii) the price or prices at which such Warrants will be issued; (iv) the currency or currencies, including currency units or composite currencies, in which the price of such Warrants may be payable; (v) the designation and terms of the Securities (other than Capital Securities and Common

Securities) purchasable upon exercise of such Warrants; (vi) the price at which and the currency or currencies, including currency units or composite currencies, in which the Securities (other than Capital Securities and Common Securities) purchasable upon exercise of such Warrants may be purchased; (vii) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (viii) whether such Warrants will be issued in registered form or bearer form; (ix) if applicable, the minimum or maximum amount of such Warrants which may be exercised at any one time; (x) if applicable, the designation and terms of the Securities (other than Capital Securities and Common Securities) with which such Warrants are issued and the number of such Warrants issued with each such Security; (xi) if applicable, the date on and after which such Warrants and the related Securities (other than Capital Securities and Common Securities) will be separately transferable; (xii) information with respect to book-entry procedures, if any; (xiii) if applicable, a discussion of certain United States Federal income tax considerations; and
(xiv) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

             DESCRIPTION OF CAPITAL SECURITIES OF THE AMERUS TRUSTS

     Each AmerUs Trust may issue, from time to time, only one series of Capital Securities having terms described in the Prospectus Supplement relating thereto. The Declaration of each AmerUs Trust will authorize the Administrative Trustees of such AmerUs Trust to issue on behalf of such AmerUs Trust one series of Capital Securities. Each Declaration will be qualified as an indenture under the Trust Indenture Act. The Property Trustee, an independent trustee, will act as indenture trustee for the Capital Securities for purposes of compliance with the provisions of the Trust Indenture Act. The Capital Securities will have such terms, including distributions, redemption, voting, liquidation rights and such other preferred, deferred or other special rights or such restrictions as shall be established by the Administrative Trustees in accordance with the applicable Declaration or as shall be set forth in the Declaration or made part of the Declaration by the Trust Indenture Act. Reference is made to any Prospectus Supplement relating to the Capital Securities of an AmerUs Trust for specific terms of the Capital Securities, including, to the extent applicable, (i) the distinctive designation of such Capital Securities, (ii) the number of Capital Securities issued by such AmerUs Trust, (iii) the annual distribution rate (or method of determining such rate) for Capital Securities issued by such AmerUs Trust and the date or dates upon which such distributions shall be payable (provided, however, that distributions on such Capital Securities shall, subject to any deferral provisions, and any provisions for payment of defaulted distributions, be payable on a quarterly basis to holders of such Capital Securities as of a record date in each quarter during which such Capital Securities are outstanding), (iv) any right of such AmerUs Trust to defer quarterly distributions on the Capital Securities as a result of an interest deferral right exercised by the Company on any Junior Subordinated Debt held by such AmerUs Trust, (v) whether distributions on Capital Securities shall be cumulative, and, in the case of Capital Securities having such cumulative distribution rights, the date or dates or method of determining the date or dates from which distributions on Capital Securities shall be cumulative, (vi) the amount or amounts which shall be paid out of the assets of such AmerUs Trust to the holders of Capital Securities upon voluntary or involuntary dissolution, winding-up or termination of such AmerUs Trust, (vii) the obligation or option, if any, of such AmerUs Trust to purchase or redeem Capital Securities and the price or prices at which, the period or periods within which and the terms and conditions upon which Capital Securities shall be purchased or redeemed, in whole or in part, pursuant to such obligation or option with such redemption price to be specified in the applicable Prospectus Supplement, (viii) the voting rights, if any, of Capital Securities in addition to those required by law, including the number of votes per Capital Security and any requirement for the approval by the holders of Capital Securities as a condition to specified action or amendments to the Declaration, (ix) the terms and conditions, if any, upon which Junior Subordinated Debt held by such AmerUs Trust may be distributed to holders of Capital Securities, and (x) any other relevant rights, preferences, privileges, limitations or restrictions applicable to Capital Securities consistent with the Declaration or with applicable law. All Capital Securities offered hereby will be guaranteed by the Company to the extent set forth below under "Description of Guarantees." The Guarantee issued for the benefit of the holders of the Capital Securities, when taken together with the Company's back-up undertakings, consisting of its obligations under each Declaration (including the obligation to pay expenses of each AmerUs Trust), the Subordinated

Indenture and any applicable supplemental indentures thereto and the Junior Subordinated Debt issued to any AmerUs Trust will provide in the aggregate a full and unconditional guarantee by the Company of amounts due on the Capital Securities issued by each AmerUs Trust. The payment terms of the Capital Securities will be the same as the Junior Subordinated Debt issued to the applicable AmerUs Trust by the Company.

     Each Declaration will authorize the Administrative Trustees to issue on behalf of the applicable AmerUs Trust one series of Common Securities having such terms including distributions, redemption, voting, liquidation rights or such restrictions as shall be established by the Administrative Trustees in accordance with such Declaration or as shall otherwise be set forth therein. The terms of the Common Securities issued by each AmerUs Trust will be substantially identical to the terms of the Capital Securities issued by such AmerUs Trust, and the Common Securities will rank pari passu in right of payment, and payments will be made thereon pro rata, with the Capital Securities except that, if an event of default under such Declaration has occurred and is continuing, the rights of the holders of the Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the Capital Securities. The Common Securities will also carry the right to vote and to appoint, remove or replace any of the Administrative Trustees of such AmerUs Trust. All of the Common Securities of each AmerUs Trust will be directly or indirectly owned by the Company.

     The financial statements of any AmerUs Trust that issues Capital Securities will be reflected in the Company's consolidated financial statements with the Capital Securities shown as Company-obligated mandatorily-redeemable Capital Securities of a subsidiary trust under minority interest in consolidated subsidiaries. In a footnote to the Company's audited financial statements there will be included statements that the applicable AmerUs Trust is wholly-owned by the Company and that the sole asset of such AmerUs Trust is the Junior Subordinated Debt (indicating the principal amount, interest rate and maturity date thereof).

                           DESCRIPTION OF GUARANTEES

     Set forth below is a summary of information concerning the Guarantees that will be executed and delivered by the Company for the benefit of the holders, from time to time, of Capital Securities. Each Guarantee will be qualified as an indenture under the Trust Indenture Act. Unless otherwise specified in the applicable Prospectus Supplement, First Union Bank will act as indenture trustee for Trust Indenture Act purposes under each Guarantee (the "Guarantee Trustee"). The terms of each Guarantee will be those set forth in such Guarantee and those made part of such Guarantee by the Trust Indenture Act. The following summary does not purport to be complete and is subject to and qualified in its entirety by reference to the provisions of the form of Guarantee, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, and the Trust Indenture Act. Each Guarantee will be held by the Guarantee Trustee for the benefit of the holders of the Capital Securities of the applicable AmerUs Trust.

GENERAL

     Unless otherwise specified in the applicable Prospectus Supplement, pursuant to each Guarantee, the Company will agree, to the extent set forth therein, to pay in full to the holders of the Capital Securities, the Guarantee Payments (as defined below) (except to the extent paid by such AmerUs Trust), as and when due, regardless of any defense, right of set-off or counterclaim which such AmerUs Trust may have or assert. The following payments or distributions with respect to the Capital Securities (the "Guarantee Payments"), to the extent not paid by such AmerUs Trust, will be subject to the Guarantee (without duplication): (i) any accrued and unpaid distributions that are required to be paid on such Capital Securities, to the extent such AmerUs Trust shall have funds available therefor, and (ii) the redemption price, including all accrued and unpaid distributions to the date of redemption (the "Redemption Price"), to the extent such AmerUs Trust has funds available therefor, with respect to any Capital Securities called for redemption by such AmerUs Trust. The Company's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of Capital Securities or by causing the applicable AmerUs Trust to pay such amounts to such holders.

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

     Each Guarantee will not apply to any payment of distributions except to the extent the applicable AmerUs Trust shall have funds available therefor. If the Company does not make interest or principal payments on the Junior Subordinated Debt purchased by such AmerUs Trust, such AmerUs Trust will not pay distributions on the Capital Securities issued by such AmerUs Trust and will not have funds available therefor.

     The Company has also agreed to guarantee the obligations of each AmerUs Trust with respect to the Common Securities (the "Common Guarantee") issued by such AmerUs Trust to the same extent as the Guarantee, except that, if an Event of Default under the Subordinated Indenture has occurred and is continuing, holders of Capital Securities under the Guarantee shall have priority over holders of the Common Securities under the Common Guarantee with respect to distributions and payments on liquidation, redemption or otherwise.

STATUS OF THE GUARANTEES

     The Guarantees will constitute an unsecured obligation of the Company and will rank (i) subordinate and junior in right of payment to the Senior Indebtedness of the Company, except those liabilities of the Company made pari passu or subordinate by their terms, (ii) pari passu with the most senior preferred or preference stock now or hereafter issued by the Company and with any guarantee now or hereafter entered into by the Company in respect of any preferred or preference stock of any affiliate of the Company and (iii) senior to the Common Stock. The terms of the Capital Securities provide that each holder of Capital Securities by acceptance thereof agrees to the subordination provisions and other terms of the Guarantee relating thereto.

     Each Guarantee will constitute a guarantee of payment and not of collection (that is, the guaranteed party may institute a legal proceeding directly against the Company to enforce its rights under such Guarantee without instituting a legal proceeding against any other person or entity).

CERTAIN COVENANTS OF THE COMPANY

     Unless otherwise specified in the applicable Prospectus Supplement, in each Guarantee the Company will covenant that, so long as any Capital Securities issued by the applicable AmerUs Trust remain outstanding, if there shall have occurred any event of default under such Guarantee or under the Declaration of such AmerUs Trust, then (a) the Company will not declare or pay any dividend on, make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock (other than (i) purchases or acquisitions of capital stock of the Company in connection with the satisfaction by the Company of its obligations under any employee or agent benefit plans or the satisfaction by the Company of its obligations pursuant to any contract or security outstanding on the date of such event requiring the Company to purchase capital stock of the Company, (ii) as a result of a reclassification of the Company's capital stock or the exchange or conversion of one class or series of the Company's capital stock for another class or series of the Company's capital stock, (iii) the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged,
(iv) dividends or distributions in capital stock of the Company (or rights to acquire capital stock) or repurchases or redemptions of capital stock solely from the issuance or exchange of capital stock or (v) redemptions or repurchases of any rights outstanding under a shareholder rights plan); (b) the Company shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities issued by the Company which rank junior to the Junior Subordinated Debt issued to the applicable AmerUs Trust and
(c) the Company shall not make any guarantee payments with respect to the foregoing (other than pursuant to a Guarantee).

MODIFICATION OF THE GUARANTEES; ASSIGNMENT

     Except with respect to any changes that do not adversely affect the rights of holders of Capital Securities (in which case no consent of such holders will be required), each Guarantee may be amended only with the prior approval of the holders of not less than a majority in liquidation amount of the outstanding Capital

Securities of such AmerUs Trust. The manner of obtaining any such approval of holders of such Capital Securities will be set forth in the accompanying Prospectus Supplement. All guarantees and agreements contained in a Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Company and shall inure to the benefit of the holders of the Capital Securities of the applicable AmerUs Trust then outstanding.

EVENTS OF DEFAULT

     An event of default under a Guarantee will occur upon the failure of the Company to perform any of its payment or other obligations thereunder. The holders of a majority in liquidation amount of the Capital Securities to which such Guarantee relates have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of such Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under such Guarantee.

     If the Guarantee Trustee fails to enforce such Guarantee, any record holder of Capital Securities to which such Guarantee relates may institute a legal proceeding directly against the Company to enforce the Guarantee Trustee's rights under such Guarantee without first instituting a legal proceeding against the applicable AmerUs Trust, the Guarantee Trustee or any other person or entity. Notwithstanding the foregoing, if the Company has failed to make a Guarantee Payment under a Guarantee, a record holder of Capital Securities to which such Guarantee relates may directly institute a proceeding against the Company for enforcement of such Guarantee for such payment to the record holder of the Capital Securities to which such Guarantee relates of the principal of or interest on the applicable Junior Subordinated Debt on or after the respective due dates specified in the Junior Subordinated Debt, and the amount of the payment will be based on the holder's pro rata share of the amount due and owing on all of the Capital Securities to which such Guarantee relates. The Company has waived any right or remedy to require that any action be brought first against the applicable AmerUs Trust or any other person or entity before proceeding directly against the Company. The record holder in the case of the issuance of one or more global Capital Securities certificates will be The Depository Trust Company acting at the direction of the beneficial owners of the Capital Securities.

     The Company will be required to provide annually to the Guarantee Trustee a statement as to the performance by the Company of certain of its obligations under each outstanding Guarantee and as to any default in such performance.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

     The Guarantee Trustee, prior to the occurrence of a default to a Guarantee, undertakes to perform only such duties as are specifically set forth in such Guarantee and, after default with respect to such Guarantee, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provision, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by a Guarantee at the request of any holder of Capital Securities to which such Guarantee relates unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

TERMINATION

     Each Guarantee will terminate as to the Capital Securities issued by the applicable AmerUs Trust upon full payment of the Redemption Price of all Capital Securities of such AmerUs Trust, upon distribution of the Junior Subordinated Debt held by such AmerUs Trust to the holders of all of the Capital Securities of such AmerUs Trust or upon full payment of the amounts payable in accordance with the Declaration of such AmerUs Trust upon liquidation of such AmerUs Trust. Each Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Capital Securities issued by the applicable AmerUs Trust must restore payment of any sums paid under such Capital Securities or such Guarantee.

GOVERNING LAW

     The Guarantees will be governed by and construed in accordance with the law of the State of New York.

              DESCRIPTION OF THE PURCHASE CONTRACTS AND THE UNITS

     The Company may issue Purchase Contracts, including contracts obligating holders to purchase from the Company, and the Company to sell to the holders, a specified number of shares of Common Stock or Preferred Stock at a future date or dates. The consideration per share of Common Stock or Preferred Stock may be fixed at the time the Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Purchase Contracts. The Purchase Contracts may be issued separately or as a part of units ("Units"), including, but not limited to, adjustable conversion-rate equity security units. Each Unit consists of a Purchase Contract and Debt Securities, Capital Securities or debt obligations of third parties, including U.S. Treasury securities, securing the holders' obligations to purchase the Common Stock or Preferred Stock under the Purchase Contracts. The Purchase Contracts may require the Company to make periodic payments to the holders of the Units or vice versa, and such payments may be unsecured or refunded on some basis. The Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

     The applicable Prospectus Supplement will describe the terms of any Purchase Contracts or Units. The description in the Prospectus Supplement will not necessarily be complete, and reference will be made to the Purchase Contracts, and, if applicable, collateral arrangements and depositary arrangements, relating to such Purchase Contracts or Units.

                              PLAN OF DISTRIBUTION

     The Company and/or any AmerUs Trust may sell any of the Securities being offered hereby in any one or more of the following ways from time to time: (i) through agents; (ii) to or through underwriters; (iii) through dealers; or (iv) directly to purchasers.

     The Prospectus Supplement with respect to the Securities will set forth the terms of the offering of the Securities, including the name or names of any underwriters, dealers or agents; the purchase price of the Securities and the proceeds to the Company and/or an AmerUs Trust from such sale; any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation; any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which such Securities may be listed. Any initial public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     Offers to purchase Securities may be solicited by agents designated by the Company from time to time. Any such agent involved in the offer or sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company and/or the applicable AmerUs Trust to such agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in such Prospectus Supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Securities so offered and sold.

     If Securities are sold by means of an underwritten offering, the Company and/or the applicable AmerUs Trust will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the applicable Prospectus Supplement which will be used by the underwriters to make resales of the Securities in respect of which this Prospectus is delivered to the public. If underwriters are utilized in the sale of the Securities in respect of which this Prospectus is delivered, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriter at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by the managing underwriters. If any underwriter or underwriters are utilized in the sale of the Securities, unless otherwise indicated in the Prospectus Supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of Securities will be obligated to purchase all such Securities of a series if any are purchased.

     If a dealer is utilized in the sales of the Securities in respect of which this Prospectus is delivered, the Company and/or the applicable AmerUs Trust will sell such Securities to the dealer as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the Securities so offered and sold. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

     Offers to purchase Securities may be solicited directly by the Company and/or the applicable AmerUs Trust and the sale thereof may be made by the Company and/or the applicable AmerUs Trust directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

     Agents, underwriters and dealers may be entitled under relevant agreements to indemnification or contribution by the Company and/or the applicable AmerUs Trust against certain liabilities, including liabilities under the Securities Act.

     Agents, underwriters and dealers may be customers of, engage in transactions with, or perform services for, the Company and its subsidiaries in the ordinary course of business.

     Securities may also be offered and sold, if so indicated in the applicable Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms ("remarketing firms"), acting as principals for their own accounts or as agents for the Company and/or the applicable AmerUs Trust. Any remarketing firm will be identified and the terms of its agreement, if any, with its compensation will be described in the applicable Prospectus Supplement. Remarketing firms may be deemed to be underwriters, as such term is defined in the Securities Act, in connection with the Securities remarketed thereby. Remarketing firms may be entitled under agreements which may be entered into with the Company and/or the applicable AmerUs Trust to indemnification or contribution by the Company and/or the applicable AmerUs Trust against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for AmerUs and its subsidiaries in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, the Company and/or the applicable AmerUs Trust may authorize agents, underwriters or dealers to solicit offers by certain types of institutions to purchase Securities from the Company and/or the applicable AmerUs Trust at the public offering prices set forth in the applicable Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on a specified date or dates in the future. A commission indicated in the applicable Prospectus Supplement will be paid to underwriters, dealers and agents soliciting purchases of Securities pursuant to Contracts accepted by the Company and/or the applicable AmerUs Trust.

     If so indicated in the applicable Prospectus Supplement, in connection with the offering of Class A Common Stock or any Securities issued by the Company or any AmerUs Trust, convertible or exchangeable into Class A Common Stock, the Company's parent and majority shareholder, AmerUs Group, may be offered the opportunity to purchase such Securities concurrently with a public offering at the public offering price less any applicable underwriting discounts and commissions.

                             VALIDITY OF SECURITIES

     Unless otherwise indicated in the applicable Prospectus Supplement, the validity of Securities (other than the Capital Securities) will be passed upon for the Company by Joseph K. Haggerty, Esq., Senior Vice President and General Counsel of the Company and Sidley & Austin, Chicago, Illinois. Sidley & Austin will rely as to matters governed by the laws of the State of Iowa upon the opinion of Joseph K. Haggerty, Esq.

     Certain matters of Delaware law relating to the validity of the Capital Securities will be passed upon for the AmerUs Trusts by Morris, James, Hitchens & Williams, special Delaware counsel to the AmerUs Trusts.

                                    EXPERTS

     The consolidated financial statements of the Company, as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference herein in reliance upon the reports of KPMG Peat Marwick LLP, independent accountants, which reports are also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements and schedules of Delta as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference herein in reliance upon the reports of Coopers & Lybrand L.L.P., independent accountants, which reports are also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements and schedules of AmVestors as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference herein in reliance upon the reports of Deloitte & Touche LLP, independent accountants, which reports are also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

======================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.
                               ------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
         PROSPECTUS SUPPLEMENT
The Company.............................   S-4
Recent Developments.....................   S-4
Selected Consolidated Financial and
  Operating Data........................   S-5
Risk Factors............................   S-7
Use of Proceeds.........................   S-7
Capitalization..........................   S-8
Management's Discussion and Analysis of
  Results of Operations.................   S-9
Description of Notes....................  S-13
Underwriting............................  S-19
Validity of Notes.......................  S-20

               PROSPECTUS
Available Information...................     4
Incorporation of Certain Documents by
  Reference.............................     4
The Company.............................     6
The AmerUs Trusts.......................     8
Organizational Structure................    10
Selected Consolidated Financial and
  Operating Data........................    11
Risk Factors............................    13
Use of Proceeds.........................    18
Reorganization and Recent
  Acquisitions..........................    19
Management's Discussion and Analysis of
  Results of Operations and Financial
  Condition.............................    22
Business................................    34
Description of Debt Securities..........    43
Description of Capital Stock............    53
Description of Warrants.................    59
Description of Capital Securities of the
  AmerUs Trusts.........................    60
Description of Guarantees...............    61
Description of the Purchase Contracts
  and the Units.........................    64
Plan of Distribution....................    64
Validity of Securities..................    66
Experts.................................    66

======================================================
======================================================
                                  $125,000,000

                                  AMERUS LIFE
                                 HOLDINGS, INC.

                               6.95% SENIOR NOTES
                                    DUE 2005

                        AMERUS LIFE HOLDINGS, INC. LOGO
                                  ------------

                             PROSPECTUS SUPPLEMENT
                                 JUNE 11, 1998
                          (INCLUDING PROSPECTUS DATED
                                 JUNE 10, 1998)

                                  ------------
                              SALOMON SMITH BARNEY
                              GOLDMAN, SACHS & CO.
                             CHASE SECURITIES INC.
                           CREDIT SUISSE FIRST BOSTON
======================================================